FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – June 2018 Results

2	January – June 2018 Financial Report

3	January – June 2018 Earnings Presentation

Item 1

Santander attributable profit up 4% in the first half of 2018 to €3,752 million, after €300 million integration charge

Excluding the €300 million charge, underlying profit increased by 25% in constant euros, to €4,052 million

Madrid, 25 July 2018 - PRESS RELEASE

∎	The focus on customer loyalty helped increase both net interest income and fee income by 10% and 13% year-on-year (YoY) in constant euros, while credit quality improved further during the quarter with the Group non-performing loan (NPL) ratio now at 3.92%, 145 basis points lower than June 2017.

∎	The bank has earned the loyalty of a further 3 million customers in the last twelve months, with lending and customer funds increasing by 2% and 6% respectively YoY in constant euros (i.e. excluding currency impact).

∎	The number of customers using digital services increased by 23% to 28.3 million YoY. 47% of active customers are now regularly using digital services.

∎	The Group remains one of the most profitable and efficient banks among its peers, with an underlying RoTE of 12.2%, and a cost-to-income ratio of 47.5%.

∎	The second quarter of 2018 was impacted by a charge of €300 million primarily relating to planned integration costs for Banco Popular. As a result attributable profit fell 3% YoY to €1,698 million. Underlying profit for the quarter (i.e. excluding the one-off item) was up 28% YoY in constant euros.

∎	Santander’s CET1 ratio was 10.80% at 30 June 2018. The Group remains on track to meet its capital target and grow earnings per share by double digits in 2018.

Banco Santander Group Executive Chairman, Ana Botín, said:

“During the second quarter we have delivered strong growth in underlying revenue and improving credit quality, despite strong currency headwinds.

“Our results show that the commercial and digital transformation is accelerating and continues to deliver improvements in customer engagement and earnings quality. In the last year, we have earned the loyalty of a further 3 million customers, while playing a leading role in the sector in the development and application of new technology – including the launch of the first blockchain-based international payments service for retail customers.

“Our balanced presence across both Europe and the Americas remains a key strength for the Group – helping us deliver the most predictable results amongst our peers, as well as growing earnings. During the quarter we have seen particularly strong growth in Brazil, Spain, Mexico and the US and this has more than offset a more challenging environment in other markets.

“I remain confident that we will achieve our goals, not just for 2018 but for our 3-year plan.”

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Results Summary

	H1’18 (m)	H1’18 v H1’17	H1’18 v H1’17 (EX FX)	Q2’18 (m)	Q2’18 V Q2’17	Q2’18 V Q2’17 (EX FX)

GROSS INCOME	€24,162	0%	+11%	€12,011	0%	+10%

OPERATING EXPENSES	-€11,482	+3%	+12%	-€5,718	+1%	+10%

NET OPERATING INCOME	€12,680	-2%	+10%	€6.293	-2%	+10%

NET LOAN-LOSS PROVISIONS	-€4,297	-8%	+4%	-€2,015	-12%	-1%

TAX	-€2,659	+18%	+30%	-€1,379	+22%	+35%

UNDERLYING PROFIT	€4,052	+12%	+25%	€1.998	+14%	+28%

NON-RECURRING	-€300	—	—	-€300	—	—

ATTRIBUTABLE PROFIT	€3,752	+4%	+16%	€1.698	-3%	+9%

Banco Santander, S.A. (“Santander”) increased attributable profit in the first half of 2018 to €3,752 million, 4% higher than the same period of last year after a €300 million net charge primarily related to integration costs for Banco Popular. At the time of the Popular acquisition, on June 7th 2017, the Group said it expected to register €300 million in integration costs per year until 2019.

On an underlying basis (i.e. excluding the integration charge), profit increased by 25% YoY in constant euros to €4,052 million. This was driven by an increase in customer revenues (+10% in constant euros). The number of loyal customers (people who see Santander as their main bank) increased by 17% to 19 million. Lending and customer funds increased by 2% and 6% respectively in constant euros.

In the second quarter alone, Santander’s attributable profit fell by 3% YoY as a result of the integration costs. Excluding non-recurrent items and currency movements, underlying profit in the second quarter was up 28% compared to the same period of last year, to €1,998 million.

In the first half of 2018, the number of customers using digital services increased by 23% YoY to 28.3 million, with the ongoing investment in technology driving an increase in digital service adoption. 47% of active customers are now using digital services at least once a month.

In April 2018, the bank launched Santander One Pay FX in Brazil, Poland, Spain and UK, the first international payments service to be launched across multiple markets using blockchain-based technology. One Pay FX makes it possible for customers to complete international transfers instantly in many cases or by the next day.

Ongoing investment in commercial transformation and digitalisation led to an increase in operating expenses of 3% (+12% in constant euros), however, the cost-to-income ratio, a key measure of efficiency, remained among the lowest of our peer group at 47.5% (compared to a peer average of over 65%).

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander’s CET1 capital ratio stood at 10.80% at June 2018. Santander generated 18 basis points of capital organically in the second quarter, offset by the elimination of excess capital from minority interests in SCUSA as announced in the first quarter (-18 basis points), and a 12 basis point reduction related to the valuation of the held-for-sell portfolio in the quarter. In the second half of 2018 Santander expects to register a positive impact on capital from the sale of WiZink (+0.09 point). The Group remains on track to meet its capital target for the year of 11%.

Credit quality improved during the quarter with the Group non-performing loan (NPL) ratio now 3.92%, down 145 basis points since the integration of Popular in June 2017. Cost of credit fell to 0.99%, down 18 basis points since H1 2017, the lowest level in many years.

A balanced presence across both mature and emerging markets remains one of Banco Santander’s key strengths, with underlying attributable profit increasing in eight of the Group’s ten core markets. During the first half of 2018, the Americas contributed 51% of Group profit and Europe, 49%. Brazil was the largest contributor to Group earnings, with 26%, followed by Spain, 15%, and the UK, with 14% of total profit. The lending book also remains well diversified across business segments and geographies.

1. Excluding corporate centre, and Spain real estate activities. 2. Loans excluding repos.

Over the last 12 months underlying return on tangible equity (ROTE), a key measure of profitability, has increased by 42 basis points to 12.2%. ROTE was 11.8% - among the best of the bank’s peer group.

Tangible net asset value per share was four cents higher than H1 2017 at €4.10, increasing 6% excluding the FX impact.

Earnings per share (EPS) was €0.216, down €0.16, due to the impact of the Banco Popular integration costs. Underlying EPS increased by €0.235. The Group maintains its target of achieving double digit EPS growth in 2018.

At the AGM on 23 March 2018 the bank announced its intention to increase the dividend paid from 2018 profits by 4.5% to 23 cents per share, subject to approval by the Board and general shareholder meeting.

Country Summary

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Brazil, attributable profit increased by 6% to €1,324 million (+28% in constant euros) due to strong growth in business volumes, with lending and customer funds increasing by double-digits year-on-year and faster than the market average. Improving customer experience and satisfaction continued to be the bank’s top strategic priority, with the launch of new value-added products and services. As a result, loyal customers grew by 24% and digital clients increased by 30%, bolstering net interest income and fee income by 17%. Strong business performance was reflected in improved profitability, with RoTE increasing to 20%, from 16.4% in June 2017.

In Spain, attributable profit was down 20%, to €500 million, due to the net charge of 280 million registered for restructuring costs related to the Popular integration. Excluding the net charge, underlying profit was up 24.9%, to €780 million. Lending increased 1% compared to Q1, with strong growth in consumer lending, SMEs and private banking. Excluding the Blackstone transaction, loans fell 3% year-on-year. Costs increased following the incorporation of Popular, however, this was offset by positive trends in commercial revenues, with credit card turnover and insurance growing double digit.

In the UK, attributable profit fell by 16% to €692 million (-14% in constant euros) as a highly competitive environment placed pressure on revenues, and costs increased due to higher investments in strategic, digital transformation and regulatory projects. Loan loss provisions increased due to single name exposures which moved into non-performing in the second half of 2017. However, overall credit quality remained good, with the NPL ratio falling by 11 basis points to 1.12%. Compared to Q1, trends were favourable, with attributable profit increasing 16% (+15.5% in constant euros) in the second quarter compared to the first, thanks to growing fees and lower loan-loss provisions.

Santander Consumer Finance increased attributable profit by 5.5% in the first half, to €669 million (+7% in constant euros), with new lending increasing in most geographies. The Nordic countries were the key contributors to the unit’s results, with €161 million. Profit growth was noteworthy in France (+27%), Spain (+9%) and Poland (+5% in constant euros).

In Mexico, attributable profit increased by 2.5% to €359 million (+13% in constant euros) as the bank added a further 400,000 loyal customers since H1 2017. The bank’s commercial and digital transformation helped drive a 10% increase in loans and 9% increase in customer funds YoY, with strong growth in revenues (+7% YoY in constant euros) as a result. Credit quality remained strong with NPL ratio remaining stable at 2.58% and cost of credit falling by 23 basis points over the same period to 2.78%.

In the US, attributable profit increased by 37.5% YoY to €335 million (+54% in constant euros). Both Santander Bank (SB), the Group’s US retail and commercial business, and Santander Consumer USA (SCUSA) delivered increasing profitability as SB strengthened its net interest margin further while also improving efficiency, while SCUSA saw a reduction in costs and lower loan loss provisions. In June Santander Holdings USA (SHUSA) passed the Fed stress tests with the regulator not objecting to an increase in dividend payments.

In Chile, attributable profit increased by 4% to €308 million (+8% in constant euros) as a focus on customer satisfaction, loyalty and digital initiatives, helped drive good growth in loans (+8% YoY) and customer funds (+4% YoY). Credit quality improved further with the NPL ratio reducing by 14 basis points since June 2017 to 4.86% while cost of credit reduced by 19 basis points to 1.18% over the same period.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In Portugal, attributable profit increased by 6% to €250 million with revenue growth outpacing growth in costs. The bank continues to focus on the integration of Popular, which is developing on schedule.

In Poland attributable profit increased by 9% to €156 million (+8% in constant euros) as customer revenues increased (+7% YoY in constant euros) and growth continued across all key products and segments. Customer funds increased by 11%.

In Argentina a weakened Peso led to a fall in attributable profit of 29% to €137 million. Excluding this currency impact, attributable profit increased by 8% as the underlying performance of the business remained solid, with increasing volumes driving good growth in revenue.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €74,097 million at 30 June 2018. It has a strong and focused presence in 10 core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 140 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key Consolidated Data (from Financial Report)

∎ BALANCE SHEET (EUR million)	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Total assets	1,433,833	1,438,470	(0.3)	1,433,833	1,445,261	(0.8)	1,444,305
Loans and advances to customers	862,092	856,628	0.6	862,092	861,221	0.1	848,914
Customer deposits	774,425	767,340	0.9	774,425	764,336	1.3	777,730
Total customer funds	981,363	977,488	0.4	981,363	969,778	1.2	985,703
Total equity	104,445	105,466	(1.0)	104,445	100,956	3.5	106,832

Note: Total customer funds include customer deposits, mutual funds, pension funds and managed portfolios
∎ INCOME STATEMENT (EUR million)	Q2’18	Ql’18%		H1’18	H1’17%		2017
Net interest income	8,477	8,454	0.3	16,931	17,008	(0.5)	34,296
Gross income	12,011	12,151	(1,2)	24,162	24,078	0.3	48,392
Net operating income	6,293	6,387	(1.5)	12,680	12,887	(1.6)	25,473
Underlying profit before tax (1)	3,791	3,689	2.8	7,480	6,585	13.6	13,550
Underlying attributable profit to the Group (1)	1,998	2,054	(2.7)	4,052	3,616	12.1	7,516
Attributable profit to the Group	1,698	2,054	(17.3)	3,752	3,616	3.8	6,619

Variations in constant euros: Q2’18 / Q1’18: NII: +2.2%; Gross income: +0.8%; Net operating income: +1.0%; Underlying attributable profit: -0.2%; Attributable profit: -15.0%

H1’18/ H1’ 17: NII: +9.6%; Gross income: +10.6%; Net operating income: +9.6%; Underlying attributable profit: +25.2%; Attributable profit: +15.9%

∎ EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’18	Ql’18%		H1’18	H1’17%		2017
Underlying EPS (euro) (1) (4)	0.115	0.120	(3.8)	0.235	0.232	1.2	0.463
EPS (euro) (4)	0.096	0.120	(19.4)	0.216	0.232	(6.8)	0.404
RoE	8.13	8.67		8.24	7.97		7.14
Underlying RoTE (1)	12.06	12.42		12.24	11.82		11.82
RoTE	11.61	12.42		11.79	11.82		10.41
RoA	0.65	0.67		0.65	0.64		0.58
Underlying RoRWA (1)	1.60	1.59		1.60	1.45		1.48
RoRWA	1.55	1.59		1.55	1.45		1.35
Efficiency ratio (with amortisations)	47.6	47.4		47.5	46.5		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Fully loaded CET1 (2) (3)	10.80	11.00		10.80	9.58		10.84
Phased-in CET1 (2) (3)	10.98	11.19		10.98	10.98		12.26
NPL ratio	3.92	4.02		3.92	5.37		4.08
Coverage ratio	68.6	70.0		68.6	67.7		65.2

∎ MARKET CAPITALISATION AND SHARES	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Shares (millions)	16,136	16,136	—	16,136	14,582	10.7	16,136
Share price (euros) (4)	4.592	5.295	(13.3)	4.592	5.697	(19.4)	5.479
Market capitalisation (EUR million)	74,097	85,441	(13.3)	74,097	84,461	(12.3)	88,410
Tangible book value per share (euro) (3) (4)	4.10	4.12		4.10	4.06		4.15
Price / Tangible book value per share (X)	1.12	1.29		1.12	1.40		1.32
P/E ratio (X)	10.62	11.06		10.62	12.49		13.56

∎ OTHER DATA	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Number of shareholders	4,152,125	4,108,798	1.1	4,152,125	4,019,706	3.3	4,029,630
Number of employees	200,961	201,900	(0.5)	200,961	201,596	(0.3)	202,251
Number of branches	13,482	13,637	(1.1)	13,482	13,825	(2.5)	13,697

(1)	In this document we present the figures related to “underlying” results, which exclude non-recurring items, as they are recorded in the separate line of “net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as follows below.
(2)	2018 data applying the IFRS 9 transitional arrangements.
(3)	In June 2017, including the capital increase in July: fully-loaded CET1 of 10.72%, phased-in CET1 of 12.08% and tangible equity per share of EUR 4.18.
(4)	June 2017 data adjusted for the capital increase in July, for like-on-like comparisons with 2018 and year end 2017 data.

Note. The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to ‘Alternative Performance Measures Glossary* on page 58.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Important Information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this press release includes certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415es) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 2Q Financial Report, published as Relevant Fact on 25 July 2018,    Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on June 28, 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on March 28, 2018 (the “Form 20-F”). These documents are available on Santander website (www.bancosantander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RORAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F - under “Key Information-Risk Factors” - and in the Share Registration Document – under “Factores de Riesgo” - could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the press release. No investment activity should be undertaken only on the basis of the information contained in this press release. In making this press release available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

Financial Report 2018

JANUARY - JUNE

#SimplePersonalFair

Santander

Financial Report 2018
JANUARY—JUNE

January—June 2018 FINANCIAL REPORT 3 Key consolidated data 4 Santander aim 6 Group performance 9 General background 10 Income statement and balance sheet 17 Solvency ratios 18 Risk management 20 Business information 37 Corporate Governance 38 Sustainability 39 The Santander share 40 Financial information. Appendix 58 Alternative Performance Measures All customers. shareholders and the general public can use Santander’s official social network channels in all the countries in which the Bank operates,

JANUARY - JUNE Key consolidated data

GRUPO SANTANDER. KEY CONSOLIDATED DATA

∎ BALANCE SHEET (EUR million)	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Total assets	1,433,833	1,438,470	(0.3)	1,433,833	1,445,261	(0.8)	1,444,305
Loans and advances to customers	862,092	856,628	0.6	862,092	861,221	0.1	848,914
Customer deposits	774,425	767,340	0.9	774,425	764,336	1.3	777,730
Total customer funds	981,363	977,488	0.4	981,363	969,778	1.2	985,703
Total equity	104,445	105,466	(1.0)	104,445	100,956	3.5	106,832
Note: Total customer funds include customer deposits, mutual funds, pension funds and managed portfolios

∎ INCOME STATEMENT (EUR million)	Q2’18	Q1’18%		H1’18	H1’17%		2017
Net interest income	8,477	8,454	0.3	16,931	17,008	(0.5)	34,296
Gross income	12,011	12,151	(1.2)	24,162	24,078	0.3	48,392
Net operating income	6,293	6,387	(1.5)	12,680	12,887	(1.6)	25,473
Underlying profit before tax (1)	3,791	3,689	2.8	7,480	6,585	13.6	13,550
Underlying attributable profit to the Group (1)	1,998	2,054	(2.7)	4,052	3,616	12.1	7,516
Attributable profit to the Group	1,698	2,054	(17.3)	3,752	3,616	3.8	6,619
Variations in constant euros: Q2’18 / Q1’18: NII: +2.2%; Gross income: +0.8%; Net operating income: +1.0%; Underlying attributable profit: -0.2%; Attributable profit: -15.0%
H1’18 / H1’17: NII: +9.6%; Gross income: +10.6%; Net operating income: +9.6%; Underlying attributable profit: +25.2%; Attributable profit: +15.9%

∎ EPS, PROFITABILITY AND EFFICIENCY (%)	Q2’18	Q1’18%		H1’18	H1’17%		2017
Underlying EPS (euro) (1) (4)	0.115	0.120	(3.8)	0.235	0.232	1.2	0.463
EPS (euro) (4)	0.096	0.120	(19.4)	0.216	0.232	(6.8)	0.404
RoE	8.13	8.67		8.24	7.97		7.14
Underlying RoTE (1)	12.06	12.42		12.24	11.82		11.82
RoTE	11.61	12.42		11.79	11.82		10.41
RoA	0.65	0.67		0.65	0.64		0.58
Underlying RoRWA (1)	1.60	1.59		1.60	1.45		1.48
RoRWA	1.55	1.59		1.55	1.45		1.35
Efficiency ratio (with amortisations)	47.6	47.4		47.5	46.5		47.4

∎ SOLVENCY AND NPL RATIOS (%)	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Fully loaded CET1 (2) (3)	10.80	11.00		10.80	9.58		10.84
Phased-in CET1 (2) (3)	10.98	11.19		10.98	10.98		12.26
NPL ratio	3.92	4.02		3.92	5.37		4.08
Coverage ratio	68.6	70.0		68.6	67.7		65.2

∎ MARKET CAPITALISATION AND SHARES	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Shares (millions)	16,136	16,136	—	16,136	14,582	10.7	16,136
Share price (euros) (4)	4.592	5.295	(13.3)	4.592	5.697	(19.4)	5.479
Market capitalisation (EUR million)	74,097	85,441	(13.3)	74,097	84,461	(12.3)	88,410
Tangible book value per share (euro) (3) (4)	4.10	4.12		4.10	4.06		4.15
Price / Tangible book value per share (X)	1.12	1.29		1.12	1.40		1.32
P/E ratio (X)	10.62	11.06		10.62	12.49		13.56

∎ OTHER DATA	Jun-18	Mar-18%		Jun-18	Jun-17%		Dec-17
Number of shareholders	4,152,125	4,108,798	1.1	4,152,125	4,019,706	3.3	4,029,630
Number of employees	200,961	201,900	(0.5)	200,961	201,596	(0.3)	202,251
Number of branches	13,482	13,637	(1.1)	13,482	13,825	(2.5)	13,697

(1) In this document we present the figures related to “underlying” results, which exclude non-recurring items, as they are recorded in the separate line of “net capital gains and provisions”, above the line of “attributable profit to the Group”. Further details on that line are provided in pages 10 and 11 as well as in the Alternative Performance Measures section as follows below.

(2) 2018 data applying the IFRS 9 transitional arrangements.

(3) In June 2017, including the capital increase in July: fully-loaded CET1 of 10.72%, phased-in CET1 of 12.08% and tangible equity per share of EUR 4.18.

(4) June 2017 data adjusted for the capital increase in July, for like-on-like comparisons with 2018 and year end 2017 data.

Note. The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

In accordance with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en), we are attaching herewith a glossary with the definitions and the conciliation with the items presented in the income statement of certain alternative performance measures used in this document. Please refer to “Alternative Performance Measures Glossary” on page 58.

Financial Report 2018         3

JANUARY - JUNE Santander aim

SANTANDER AIM

Simple Personal Fair

"Helping people and businesses prosper"

81%* of employees perceive that their colleagues behave in a more Simple, Personal and Fair way

77%* engaged employees

19.1 (+17%)** million loyal customers

28.3 (+23%)** million digital customers

People
200,961

Customers
140 million

More motivated and engaged employees...
...make our customers more satisfied and loyal...
...driving profitability and sustainable growth...
...resulting in higher investment in the community.

Communities*
2.1 million people helped in 2017

Shareholders
4.1 million

44,862* scholarships granted in 2017

1,295* agreements with universities and academic institutions in 21 countries

10.80%*** Fully loaded CET1 ratio

+8% first dividend per share growth

“Helping people and businesses prosper” 81%* 77%* 19.1 (+17%**) 28.3 (+23%**) of employees engaged million loyal million digital perceive that employees customers customers their colleagues behave in a more Simple, Personal and Fair way ...ma ke n d ou a . . sa rc e d s . tis u t e e fi st a y ed o i v l o a t p n m People o d e Customers m m l r s e e o y r e d a m o l o 200,961 a g … r 140 M e n g million e . . . d r e a n s u l y t i l i t n i i g i b … n n t a t h t h h i o fi w Communities* e gh r o Shareholders c e p r o ri n g g m nve i v i l e mu st . d r b 2.1 ni me . . n a 4.1 ty. nt t a i million people su s million helped in 2017 44,862* 1,295* 10.80%*** +8% scholarships agreements with Fully loaded first dividend granted universities CET1 ratio per share in 2017 and academic institutions growth in 21 countries (*) 2017 data (**) Year-on-year % change (***) Calculated using the IFRS 9 transitional arrangements

4         Financial Report 2018

JANUARY - JUNE Santander aim

SANTANDER AIM

People Progress was made in installing the Workday platform (One Team programme), which will enable us to have a talent pool at the global level, manage talent in a more Simple, Personal and Fair way and enhance the experience of our professionals. The first phase of the Strategic Workforce Planning was carried out in the UK, Mexico and the Corporate Centre. This project aims to identify the talent needed in the medium- and short-term, quantifying the skills required for the future. Action plans have been put into effect in these countries. Behaviours in the life cycle of employees continued to be incorporated. Of note was the consolidation of MyContribution, the performance management model where the achievement of results is balanced with how they are attained. Another example are succession plans, where behaviours are key. We are Santander week, a global initiative for transmitting Santander’s culture to its employees, as well as fostering pride in belonging to the Group, was held for the 11th time. . Customers Various strategies continued to be developed under the commercial transformation programme in order to improve customer loyalty and experience. The number of loyal customers rose by 2.8 million and digital ones by 5.3 million year-on-year. Of note among the commercial actions implemented in the second quarter were the launch of the 1|2|3 Profesional in Spain (the first joint offer from Santander and Popular), the launch of the first digital SME account for companies under the SAS regime (Company for Simplified Actions) in Mexico and the good results of Santander Life in Chile. As regards digitalisation, in Brazil we launched the new app for managing sales. In Spain, the first operations of we.trade, a blockchain-based platform that facilitates the internationalisation of companies, were made. In Argentina, the new online banking service continued to be well received. In mobile banking, Poland now offers five ways to pay: Apple Pay, Google Pay, Garmin Pay, BLIK and HCE. In the UK, we were the first bank to offer Garmin Pay and Fitbit Pay. Shareholders Santander’s investor relations was ranked top in Spain and second among European banks by the Extel survey, which includes responses from 11,000 investment professionals. For the third year running, the IR Magazine Awards recognised Santander as one of the best European companies and banks in investor relations in Europe. We were rated first in the categories of Best Use of Multimedia for IR, Best IR during a Corporate Transaction and Best Investor Relations Event, and third in Best in IR Financial Sector (banks and insurance) and in Best Investor Relations Officer in Europe (all sectors). A survey was conducted among investors, analysts and shareholders in Spain and the UK to assess the implanting of the corporate culture and our contribution to progress. Community Santander joined the responsible banking initiative promoted by the United Nations. Together with 25 other big banks from five continents, we will develop principles for adapting the financial sector to the UN’s Sustainable Development Goals and the Paris Climate Agreement. At an event presided by HM Queen Letizia, Ana Botín awarded the prizes on 7 May to the ten winning projects of the 10th Convening of Banco Santander’s Social projects, financed by the Euros from your Payroll fund. For the ninth year running, Banco Santander turned off the lights in the most emblematic buildings in its 10 core markets and in its branch network, as part of the WWF’s Earth Hour campaign. Some 20,800 kg of food was collected during the We are Santander Week and delivered to the Red Cross.

Financial Report 2018         5

JANUARY - JUNE Consolidated financial report

GROUP PERFORMANCE

During the second quarter we have delivered strong growth in underlying revenue and improving credit quality, despite strong currency headwinds

Our business model enabled us to improve dynamics in volumes and increase profits in almost all units

The commercial transformation is driving growth in loyal and digital customers, reflected in greater business in almost all markets

Santander’s strategy remained focus on customer loyalty. The number of loyal customers continued to rise in the second quarter and was 2.8 million higher than in June 2017 (+17%), with individuals as well as companies rising.

The number of digital customers rose by 5.3 million (+23%) in the last 12 months, underscoring the strength of our multichannel strategy. Penetration of digital clients and the use of mobile devices is growing notably.

Growth benefited from the incorporation of Banco Popular’s customers in March 2018.

The trend in volumes improved in the quarter. In local currency, lending and customer funds increased 2%, and in both mature and developing markets.

Loans grew year-on-year in nine of the ten core units and funds in eight. Demand and time deposits and mutual funds all increased.

Solid funding and liquidity structure. Net loan-to-deposit ratio of 111% (113% in June 2017).

6         Financial Report 2018

JANUARY - JUNE Consolidated financial report

GROUP PERFORMANCE

Santander is a predictable, profitable and efficient bank, which enables it to increase lending and the dividend, while generating capital organically

The greater customer loyalty is producing growth in fee income, while digitalisation and operational excellence are maintaining an efficiency ratio (47.5%) which is among the sector’s best.

In addition, Santander is among the top three banks in customer satisfaction in six of its nine main countries.

The quarter’s results were affected by the charge to the Single Resolution Fund (SRF) and the recording of non-recurring items, mainly restructuring costs. Excluding these, and on a like-for-like basis with the first quarter, profit would have been 6% higher (+9% in constant euros).

The first half profit was EUR 3,752 million (+4%). Excluding non-

recurring results, underlying profit rose 12% to EUR 4,052 million (+25% without the exchange rate impact) with growth in eight of the ten core units.

The underlying RoTE was above 12.2%, one of the highest of European banks.

Solid capital ratios, appropriate for our business model, balance sheet structure and risk profile. Credit quality improved in the last few quarters

In phased-in terms, the total capital ratio was 14.47% and the CET1 ratio 10.98%, very comfortably meeting the minimum ratios required by the European Central Bank (12.237% and 8.737%, respectively).

The fully loaded CET1, applying the IFRS 9 transitional arrangement, was 10.80%. The Group continued to generate capital organically in the second quarter (+18 bps) and was affected by negative one-off impacts, such as: elimination of the excess of SC USA’s minority interests (-18 bps), valuation of held to collect and sell portfolios (-12 bps) and restructuring costs (-5 bps).

Tangible capital per share was EUR 4.10, virtually stable in the quarter, and increased 6% YoY excluding the FX impact.

The NPL ratio improved for the fourth quarter running (-10 bps) and was 145 bps lower than when Popular entered in June 2017. Coverage was 69%.

The cost of credit also improved for the fourth straight quarter to 0.99% (1.17% in June 2017).

Financial Report 2018         7

JANUARY - JUNE Consolidated financial report

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 20 to 36 and in the appendix)

(Changes in constant euros)

• Continental Europe recorded an attributable profit of EUR 1,447 million in the first half, having included costs associated with integrations (mainly restructuring costs) net of tax impacts in Spain and Portugal in the last quarter.

Excluding these impacts, underlying attributable profit would have been EUR 1,707 million, an annual increase of 15%. Growth was largely due to the increase in commercial revenue and also benefited from Banco Popular’s integration and the greater stake in Santander Asset Management.

Underlying profit was 17% lower in the second quarter than in the first, due to the contribution to the Single Resolution Fund (SRF) and lower gains on financial transactions in Spain. Commercial revenue and costs were practically flat and provisions were lower.

•

United Kingdom: in a highly competitive environment with some remaining uncertainties surrounding Brexit, attributable profit was 14% lower year-on-year at EUR 692 million. This was due to pressure on spreads and investments in regulatory and strategic projects. Cost of credit was only 10 bps.

The second quarter attributable profit was 16% higher quarter-on-quarter. The pressure on mortgage spreads was offset by higher fee income, increased gains on financial transactions and lower costs and provisions.

•  Latin America: attributable profit of EUR 2,214 million, 26% higher year-on-year. Growth in volumes, spreads management and increased loyalty underpinned the good evolution, both in net interest income as well as fee income, in addition to an improved cost of credit.

Operating expenses grew mainly due to plans relating to the expansion, commercial transformation and increased digitalisation of our retail networks.

Profit was 7% higher in the second quarter than in the first, due to the good performance of net interest income and fee income, which rose for the fifth consecutive quarter, and stable provisions.

•

United States: first half profit of EUR 335 million, 54% more year-on-year, due to a fall in costs and, above all, reduced provisions, which comfortably offset the decline in gross income from lower personal loans, reduced spreads, higher funding costs and the drop in fee income from servicing.

Quarter-on-quarter, profit was up 64%, partially due to a seasonal effect at SC USA. Good performance of all P&L lines: gross income increased, and costs and provisions declined (all three for the second quarter running).

8         Financial Report 2018

JANUARY - JUNE General Background

GENERAL BACKGROUND

Grupo Santander developed its business in an economic environment characterised by the appearance of risks of a global nature that increased volatility in markets and led to some countries downgrading growth forecasts.

The move toward greater protectionism and the tightening of US monetary policy were the main factors behind the greater uncertainty. This triggered rises in risk premiums, both in the Mediterranean countries as well as in the Latin American ones where the bank operates, and a general depreciation of currencies against the dollar, which in Latin America’s case was significant.

Central banks in Mexico and Argentina raised their benchmark rates in order to counter eventual inflationary pressures from the currency depreciation.

Country	GDP* Change	Economic performance
Eurozone	+2.5%

GDP growth slowed in the first quarter due to a normalisation following sharp rises in the second half of 2017 and to transitory factors. Inflation remained low in the quarter, increasing to 2% in June driven by higher oil prices.

Spain	+3.0%

GDP expansion held up despite the slowdown in the Eurozone. There was intense job creation, although the pace was not as fast as in previous quarters. Inflation rose in June to 2.3% driven by oil prices, while the core inflation rate remained low (1.1%).

Poland	+5.2%

GDP surprised on the upside in the first quarter. The unemployment rate remained at a historical low (4.2% in the first quarter). Inflation was lower than expected (2.0% in June) and far from the central bank’s 2.5% target, which will keep the key rate (1.5%) unchanged throughout the year.

Portugal	+2.1%

Portugal grew more moderately in the first quarter but growth remained robust and based on investment, consumption and exports (close to 50% of GDP). The unemployment rate fell again to 7.9% in the first quarter and inflation was 1.5% in June.

United Kingdom	+1.2%

Growth slowed in the first quarter due to adverse weather. Inflation (2.4% in June) eased because of the diminishing impact of sterling’s depreciation. The unemployment rate (4.2% in March) was effectively full employment, The Bank of England’s base rate (0.5%) could increase in November.

Brazil	+1.6%

The economy was more dynamic in the first quarter, although the lorry drivers’ strike in May led to a downgrading of growth expectations for the year. Inflation increased to 4.4% in June, but below the 4.5% target, and the central bank held its key rate in the second quarter (6.5%), after a cut in March.

Mexico	+2.3%

GDP continued to accelerate in the first quarter, spurred by private consumption and investment. Inflation eased to 4.6% in June. The central bank raised its key rate in June by 25 bps to 7.75% in order to prevent the peso’s depreciation delaying convergence of inflation expectations.

Chile	+5.1%

The economy was very dynamic in the first quarter, spurred by private consumption, investments and exports. Inflation remained low (2.5% in June) and the central bank held its key rate at 2.5% (unchanged since May 2017).

Argentina	+3.8%

GDP grew 3.8% in the first quarter, but a heavy drought and currency instability led to a lowering of growth forecasts and a raising of those for inflation. In order to confront the volatility, Argentina requested aid from the IMF and obtained a three-year loan of USD 50 billion.

United States	+2.8%

GDP temporarily slowed in the first quarter. The labour market remained solid with an unemployment rate of 4.0% in June. Inflation continued to gain traction and the Fed is normalising its monetary policy. The Fed funds rate rose 25 bps in June from 1.75% to 2.0%.

(*) Year-on-year change Q1’18.

EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (income statement)		Period-end (balance sheet)
	H1’18	H1’17	Jun-18	Mar-18	Jun-17
US dollar	1.210	1.082	1.166	1.232	1.141
Pound sterling	0.880	0.860	0.886	0.875	0.879
Brazilian real	4.134	3.436	4.488	4.094	3.760
Mexican peso	23.073	20.995	22.882	22.525	20.584
Chilean peso	740.383	713.893	757.828	743.240	757.563
Argentine peso	25.832	16.986	33.517	24.803	18.938
Polish zloty	4.220	4.268	4.373	4.211	4.226

Financial Report 2018         9

JANUARY - JUNE Consolidated financial report

GRUPO SANTANDER RESULTS

Second quarter attributable profit of EUR 1,698 million, affected by the contribution of EUR 187 million to the Single Resolution Fund and by non-recurring results (EUR -300 million), both net of tax. Excluding these effects (i.e. in terms equivalent to those of the first quarter), profit would have been 6% higher (+9% excluding exchange rate impact)

The first half attributable profit was EUR 3,752 million. Excluding the non-recurring items, underlying profit was EUR 4,052 million, 12% higher year-on-year and 25% excluding the exchange rate impact

This evolution was positively affected by the incorporation of Banco Popular and the greater stake in Santander Asset Management and negatively by exchange rates and continued low interest rates in mature markets

The results reflect solid commercial revenues, an efficiency ratio of 47.5%, which remains one of the best among our competitors, and a further improvement in the cost of credit to 0.99%
The underlying RoTE was 12.2%, higher than in 2017, and the RoRWA rose to 1.60%
Underlying earnings per share (EPS) of EUR 0.235 (EUR 0.216 including non-recurring items)

∎ GRUPO SANTANDER. INCOME STATEMENT
EUR million
			Change				Change
	Q2’18	Q1’18%		% excl. FX	H1’18	H1’17%		% excl. FX
Net interest income	8,477	8,454	0.3	2.2	16,931	17,008	(0.5)	9.6
Net fee income	2,934	2,955	(0.7)	1.9	5,889	5,760	2.2	12.8
Gains (losses) on financial transactions	361	493	(26.8)	(25.5)	854	859	(0.6)	12.6
Other operating income	239	249	(4.0)	(6.3)	488	451	8.2	16.4
Dividends	229	35	554.3	555.4	264	279	(5.3)	(2.4)
Income from equity-accounted method	176	178	(1.1)	0.4	354	293	21.0	32.2
Other operating income/expenses	(166)	36	—	—	(130)	(120)	8.1	9.2
Gross income	12,011	12,151	(1.2)	0.8	24,162	24,078	0.3	10.6
Operating expenses	(5,718)	(5,764)	(0.8)	0.7	(11,482)	(11,191)	2.6	11.7
General administrative expenses	(5,114)	(5,151)	(0.7)	0.8	(10,265)	(9,897)	3.7	13.2
Personnel	(2,960)	(3,000)	(1.3)	0.1	(5,960)	(5,855)	1.8	10.4
Other general administrative expenses	(2,154)	(2,151)	0.1	1.7	(4,305)	(4,042)	6.5	17.3
Depreciation and amortisation	(604)	(613)	(1.5)	(0.1)	(1,217)	(1,294)	(5.9)	0.7
Net operating income	6,293	6,387	(1.5)	1.0	12,680	12,887	(1.6)	9.6
Net loan-loss provisions	(2,015)	(2,282)	(11.7)	(9.7)	(4,297)	(4,680)	(8.2)	3.7
Impairment losses on other assets	(34)	(24)	41.7	47.3	(58)	(131)	(55.7)	(53.0)
Other income	(453)	(392)	15.6	18.6	(845)	(1,492)	(43.4)	(37.7)
Underlying profit before tax	3,791	3,689	2.8	5.5	7,480	6,585	13.6	25.8
Tax on profit	(1,379)	(1,280)	7.7	11.0	(2,659)	(2,254)	18.0	29.9
Underlying profit from continuing operations	2,412	2,409	0.1	2.5	4,821	4,331	11.3	23.7
Net profit from discontinued operations	—	—	—	—	—	—	—	—
Underlying consolidated profit	2,412	2,409	0.1	2.5	4,821	4,331	11.3	23.7
Minority interests	414	355	16.6	18.2	769	715	7.6	16.4
Underlying attributable profit to the Group	1,998	2,054	(2.7)	(0.2)	4,052	3,616	12.1	25.2
Net capital gains and provisions*	(300)	—	—	—	(300)	—	—	—
Attributable profit to the Group	1,698	2,054	(17.3)	(15.0)	3,752	3,616	3.8	15.9

Underlying EPS (euros) **	0.115	0.120	(3.8)		0.235	0.232	1.2
Underlying diluted EPS (euros) **	0.115	0.119	(3.8)		0.234	0.231	1.2

EPS (euros) **	0.096	0.120	(19.4)		0.216	0.232	(6.8)
Diluted EPS (euros) **	0.096	0.119	(19.3)		0.216	0.231	(6.8)

Pro memoria:
Average total assets	1,437,163	1,439,732	(0.2)		1,438,444	1,362,352	5.6
Average stockholders’ equity	94,607	94,793	(0.2)		94,662	90,783	4.3

(*)	In Q2’18, integration costs (mainly restructuring costs) net of tax impacts, in Spain: EUR -280 million, Corporate Centre: EUR -40 million and Portugal: EUR 20 million.

(**)

H1’17 data adjusted to capital increase of July 2017, with impact on the earnings per share of previous periods, due to the change in the number of shares in circulation. The financial information for these periods has been restated in accordance with the applicable regulation.

10         Financial Report 2018

JANUARY - JUNE Consolidated financial report

∎ QUARTERLY INCOME STATEMENT
EUR million

	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Net interest income	8,402	8,606	8,681	8,607	8,454	8,477
Net fee income	2,844	2,916	2,888	2,949	2,955	2,934
Gains (losses) on financial transactions	573	286	422	421	493	361
Other operating income	211	240	260	85	249	239
Dividends	41	238	31	75	35	229
Income from equity-accounted method	133	160	188	223	178	176
Other operating income/expenses	37	(157)	42	(213)	36	(166)
Gross income	12,029	12,049	12,252	12,062	12,151	12,011
Operating expenses	(5,543)	(5,648)	(5,766)	(5,961)	(5,764)	(5,718)
General administrative expenses	(4,915)	(4,983)	(5,161)	(5,267)	(5,151)	(5,114)
Personnel	(2,912)	(2,943)	(3,000)	(3,116)	(3,000)	(2,960)
Other general administrative expenses	(2,002)	(2,039)	(2,161)	(2,151)	(2,151)	(2,154)
Depreciation and amortisation	(629)	(665)	(605)	(694)	(613)	(604)
Net operating income	6,486	6,401	6,486	6,101	6,387	6,293
Net loan-loss provisions	(2,400)	(2,280)	(2,250)	(2,181)	(2,282)	(2,015)
Impairment losses on other assets	(68)	(63)	(54)	(230)	(24)	(34)
Other income	(707)	(785)	(591)	(315)	(392)	(453)
Underlying profit before tax	3,311	3,273	3,591	3,375	3,689	3,791
Tax on profit	(1,125)	(1,129)	(1,243)	(1,090)	(1,280)	(1,379)
Underlying profit from continuing operations	2,186	2,144	2,347	2,285	2,409	2,412
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,186	2,144	2,347	2,285	2,409	2,412
Minority interests	319	395	371	362	355	414
Underlying attributable profit to the Group	1,867	1,749	1,976	1,924	2,054	1,998
Net capital gains and provisions*	—	—	(515)	(382)	—	(300)
Attributable profit to the Group	1,867	1,749	1,461	1,542	2,054	1,698

Underlying EPS (euros) **	0.120	0.112	0.118	0.113	0.120	0.115
Underlying diluted EPS (euros) **	0.120	0.111	0.119	0.111	0.119	0.115

EPS (euros) **	0.120	0.112	0.084	0.088	0.120	0.096
Diluted EPS (euros) **	0.120	0.111	0.085	0.087	0.119	0.096

(*) Including the following figures net of tax:

–	In Q3’17, integration costs (Banco Popular EUR -300 million, Germany EUR -85 million) and charge for equity stakes and intangible assets (EUR -130 million).

–

In Q4’17, capital gains from the disposal of the stake in Allfunds Bank (EUR 297 million), USA tax reform (EUR 73 million), goodwill charges (EUR -603 million) and in the US provisions for hurricanes, repurchase of a minority stake in Santander Consumer USA and other (EUR -149 million).

–	In Q2’18, integration costs (mainly restructuring costs) net of tax impacts, in Spain: EUR -280 million, Corporate Centre: EUR -40 million and Portugal: EUR 20 millions.

(**) Q1’18 and Q2’18 data adjusted to capital increase of July 2017 for like-for-like comparisons with other quarters.

Financial Report 2018         11

JANUARY - JUNE Consolidated financial report

Second quarter results compared to the first quarter of 2018

The second quarter attributable profit was EUR 1,698 million, including EUR -300 million of non-recurring items associated with integrations (mainly restructuring costs) net of tax impacts, broken down as follows: Spain EUR -280 million, Corporate Centre EUR -40 million and Portugal EUR 20 million.

Excluding these charges, underlying profit was EUR 1,998 million, 3% lower than the previous quarter. In constant euros growth was flat, with the following detail:

•

Positive evolution in the most commercial revenue (net interest income and fee income), which rose 2%. Part of this growth was absorbed by lower gains on financial transactions and the Single Resolution Fund contribution (EUR 267 million, EUR 187 million net of tax).

•

Operating expenses were slightly higher (+1%), due to developing markets (+3%), in part due to investments and higher inflation. Costs in mature markets, on the other hand, fell 1%. Of note was the 3% reduction in the US.

•	Loan-loss provisions were 10% lower and fell notably in SCF, the UK and in the US.

Excluding the contribution to the SRF, underlying profit increased 6% quarter-on-quarter (+9% in constant euros).

Evolution of results compared to the first half of 2017

The first half attributable profit of EUR 3,752 million was 4% higher year-on-year and 16% in constant euros. Underlying profit (excluding capital gains and provisions) was up 12% at EUR 4,052 million (+25% in constant euros). The P&L performance by line was as follows. To facilitate analysis and comparisons of management actions, all changes exclude exchange rate impacts.

Gross income

•

The structure of our gross income, where net interest income and fee income accounted for 94% of total revenue in the first half, well above the average of our competitors, continues to enable us to grow in a consistent and recurring way, limiting the impact periods of high volatility can have on gains on financial transactions. Gross income increased 11%, as follows:

–	Net interest income rose 10%, due to greater lending and deposit volumes, mainly in developing countries, which grew at double-digit rates, due to management of spreads.

All units increased except for the United Kingdom, affected by pressure on spreads on new mortgages and standard variable rate (SVR) balances, and the US, hit by lower personal loans, tighter spreads and the higher cost of funding. The decline in revenue in the US was offset by a 24% fall in provisions.

–

Fee income was up 13%, reflecting greater activity and customer loyalty, as well as the strategy of growth in services and higher value-added products and in areas of low capital consumption. Growth in fee income from Retail Banking (+10%) as well as from Corporate & Investment Banking (+4%) and Wealth Management (+67%).

–

Other income streams also increased; Gains on financial transactions, which only account for 4% of gross income, as well as the sum of dividends, equity-accounted income and other income which rose in part due to the higher income from leasing in the United States.

12         Financial Report 2018

JANUARY - JUNE Consolidated financial report

Operating expenses

•	Operating expenses rose 12% as a result of higher inflation in some countries, investments in transformation and digitalisation, and the perimeter effect.

In real terms (excluding inflation and perimeter effect), costs increased 2%. Of note by units was the fall in real terms of costs in the United States. The main rises were in Mexico, due to investments in infrastructure; in the UK due to investments in regulatory, strategic and digital transformation projects; and Brazil due to business growth.

Costs were stable in Portugal and Argentina, and decreased slightly in Spain year-on-year, falling for the second consecutive quarter, the first fruits of the optimisation plan.

The measures to optimise costs, as part of the ongoing integration processes, will reflect in the achievement of greater synergies in the future.

This evolution is enabling us to combine the investments made to enhance the customer experience with an operational efficiency that is the sector’s reference

Loan-loss provisions

•

Good evolution of credit quality ratios. The NPL ratio, as well as the coverage ratio and the cost of credit, improved in the last 12 months. The latter due to growth in provisions that was half the growth of the average portfolio.

•

By countries, provisions fell in the US and Mexico, in Brazil they rose less than lending and the UK and Portugal maintained a cost of credit of just 10 basis points. Provisions increased in SCF due to larger releases and disposal of portfolios in 2017, however, the cost of credit remained stable. Also, there were rises in Spain and Argentina due to the increased perimeter. Argentina is also somewhat impacted by a deterioration in the individuals portfolio.

•	The cost of credit dropped from 1.17% in June 2017 to 0.99% in June 2018.

Other results and provisions

•

Other results and provisions were EUR -903 million, 39% lower than in the first half of 2017. This item records different kinds of provisions, as well as capital gains, capital losses and asset impairment. The sharp drop compared to the same period of 2017 was largely due to lower provisions for legal and labour claims (trabalhistas) in Brazil and lower charges in the UK stemming from potential customer complaints and derivatives.

Profit and profitability

•

Underlying pre-tax profit rose 26% year-on-year and underlying attributable profit 25%. Underlying RoTE (12.2%) and underlying RoRWA (1.60%) were also higher year-on-year and over the whole of 2017. Underlying earnings per share were EUR 0.235.

•	Including the previously mentioned non-recurring items, attributable profit increased 16% (+4% in euros), RoTE was 11.8% and RoRWA 1.55%. Earnings per share were EUR 0.216.

Financial Report 2018         13

JANUARY - JUNE Consolidated financial report

GRUPO SANTANDER BALANCE SHEET
EUR million
Assets	Jun-18	Jun-17	Absolute change	%	Dec-17
Cash, cash balances at central banks and other demand deposits	107,687	83,691	23,996	28.7	110,995
Financial assets held for trading	112,947	132,348	(19,401)	(14.7)	125,458
Debt securities	27,005	37,062	(10,057)	(27.1)	36,351
Equity instruments	17,670	18,907	(1,237)	(6.5)	21,353
Loans and advances to customers	5,103	11,987	(6,884)	(57.4)	8,815
Loans and advances to central banks and credit institutions	7,172	6,182	990	16.0	1,696
Derivatives	55,997	58,210	(2,213)	(3.8)	57,243
Financial assets designated at fair value through profit or loss	53,306	41,398	11,908	28.8	34,781
Loans and advances to customers	20,289	19,768	521	2.6	20,475
Loans and advances to central banks and credit institutions	25,131	16,796	8,335	49.6	9,889
Other (debt securities an equity instruments)	7,886	4,834	3,052	63.1	4,417
Financial assets at fair value through other comprehensive income	120,831	143,561	(22,730)	(15.8)	133,271
Debt securities	116,520	138,280	(21,760)	(15.7)	128,481
Equity instruments	2,766	5,281	(2,515)	(47.6)	4,790
Loans and advances to customers	1,545	—	1,545	—	—
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	922,948	921,843	1,105	0.1	916,504
Debt securities	39,524	29,262	10,262	35.1	31,034
Loans and advances to customers	835,155	829,466	5,689	0.7	819,625
Loans and advances to central banks and credit institutions	48,269	63,114	(14,845)	(23.5)	65,845
Investments in subsidaries, joint ventures and associates	9,262	6,786	2,476	36.5	6,184
Tangible assets	23,461	22,797	664	2.9	22,975
Intangible assets	27,893	28,628	(735)	(2.6)	28,683
Goodwill	25,035	26,070	(1,035)	(4.0)	25,769
Other intangible assets	2,858	2,558	300	11.7	2,914
Other assets	55,498	64,210	(8,712)	(13.6)	65,454
Total assets	1,433,833	1,445,261	(11,428)	(0.8)	1,444,305

Liabilities and shareholders’ equity
Financial liabilities held for trading	75,350	96,137	(20,787)	(21.6)	107,624
Customer deposits	5,777	15,839	(10,062)	(63.5)	28,179
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	558	777	(219)	(28.2)	574
Derivatives	54,892	59,032	(4,140)	(7.0)	57,892
Other	14,123	20,489	(6,366)	(31.1)	20,979
Financial liabilities designated at fair value through profit or loss	58,153	53,789	4,364	8.1	59,617
Customer deposits	31,881	26,838	5,043	18.8	28,945
Debt securities issued	2,309	3,049	(740)	(24.3)	3,056
Deposits by central banks and credit institutions	23,535	23,900	(365)	(1.5)	27,027
Other	428	—	428	—	589
Financial liabilities measured at amortized cost	1,153,918	1,148,471	5,447	0.5	1,126,069
Customer deposits	736,767	721,659	15,108	2.1	720,606
Debt securities issued	224,466	220,678	3,788	1.7	214,910
Deposits by central banks and credit institutions	164,164	178,930	(14,766)	(8.3)	162,714
Other	28,521	27,204	1,317	4.8	27,839
Liabilities under insurance contracts	936	1,693	(757)	(44.7)	1,117
Provisions	13,758	15,877	(2,119)	(13.3)	14,490
Other liabilities	27,273	28,340	(1,067)	(3.8)	28,556
Total liabilities	1,329,388	1,344,305	(14,917)	(1.1)	1,337,472
Shareholders’ equity	117,935	107,565	10,370	9.6	116,265
Capital stock	8,068	7,291	777	10.7	8,068
Reserves	107,164	97,533	9,631	9.9	103,608
Attributable profit to the Group	3,752	3,616	136	3.8	6,619
Less: dividends	(1,049)	(875)	(174)	19.9	(2,029)
Other comprehensive income	(23,885)	(18,797)	(5,088)	27.1	(21,777)
Minority interests	10,395	12,188	(1,793)	(14.7)	12,344
Total equity	104,445	100,956	3,489	3.5	106,832
Total liabilities and equity	1,433,833	1,445,261	(11,428)	(0.8)	1,444,305

NOTE: Due to the application of IFRS 9 from 1 January 2018 and the decision to not restate the accounts, as permitted in the regulation, the balance sheet from the first half of 2018 is not comparable with previous reporting periods. As such, for comparative purposes, and given the portfolio reclassification and the corresponding nomenclature changes were not significant, the 2017 accounts have been reorganised in accordance with the new aims and valuation methods. The initial impact as of 1 January 2018 was a 1.8% increase in fair value portfolios and a 0.8% decrease in portfolios valued at amortised cost, including a EUR 2 billion increase in impairment losses. The resulting decrease in equity was just under EUR 1.5 billion

14         Financial Report 2018

JANUARY - JUNE Consolidated financial report

GRUPO SANTANDER BALANCE SHEET

Volume trends improved in the quarter. Both loans and advances and customer funds increased 2% in the second quarter (excluding exchange rate impacts). Both were driven by increases in mature and developing markets

Gross loans and advances increased year-on-year (excluding the exchange rate impact) in nine of the ten core units, especially in developing countries which grew 11%. Growth for the whole Group was 2%, affected by the Blackstone operation and some wholesale balances in Spain

Customer funds rose 6% year-on-year (excluding the exchange rate impact), with growth in eight of the ten core units. Rises in demand and time deposits and mutual funds

Gross customer loans and advances (excluding reverse repos)

Gross customer loans and advances excluding reverse repos remained evenly balanced: individuals (45%), consumer credit (16%), SMEs and companies (28%) and CIB (11%).

•	Quarter-on-quarter, and excluding the exchange rate impact, loans increased 2% with the following performance by country:

-	Increase of 3% in balances of developing countries, with growth in all countries. Of note were Argentina (+29%), Poland (+5%) and Brazil, Mexico and Chile all growing 3%.

-	Balances in mature countries also increased (+2%) with notable improvements in the trends seen in the US, Spain and the UK.

•	Compared to June 2017, there was a 2% increase (eliminating exchange rate impacts).

-

This evolution was impacted by the fall in Spain, largely due to the corporate transaction with the Blackstone fund in the third quarter of 2017, reducing gross real estate loans from Banco Popular. Discounting the impact of this operation growth for the Group would be 3%.

-	There were rises in the rest of countries. Of note were the developing markets which grew 11%: Argentina (+59%), Brazil (+13%), Mexico (+10%), Poland (+9%) and Chile (+8%).

Financial Report 2018         15

JANUARY - JUNE Consolidated financial report

Customer funds

Customer funds are well diversified by products: 60% are demand deposits, 22% time deposits and 18% mutual funds.

•	In the second quarter, total deposits excluding repos and mutual funds increased 2% excluding exchange rate impacts. By countries:

–	There was a 5% rise in developing markets where all units grew in their respective currencies, particularly Argentina, Poland and Brazil.

–

On the other hand, mature markets increased 1%, mainly due to Spain where the strategy of reducing the expensive balances incorporated from Popular continued (cost of deposits decreased 8 bps in the quarter and 14 bps in the year to date) with an increase in demand deposits and mutual funds.

•	Compared to June 2017, year-on-year growth was 2% (+6% excluding the exchange rate impact).

–

The strategy continued to focus on boosting loyalty and this helped produce rises of 7% in demand deposits and 9% in mutual funds, in both cases with growth across the majority of countries. Time deposits increased 2%, due to Latin American countries, particularly Brazil which increased 44% as part of the strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. This offset the falls in Spain and in the UK.

–

There was growth in eight of the ten core units. The largest rises were in Argentina (+51%), Brazil (+23%), Poland (+11%) and Mexico (+9%). The only falls were in the US (-0.3%), due to the outflow of wholesale and public sector deposits, and the UK (-1%), because of reduced time deposits and savings, though current accounts deposits grew 6%.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•	In the first half of 2018, the Group issued:

–

Medium- and long-term senior debt amounting to EUR 10,096 million and covered bonds placed in the market of EUR 3,055 million. Additionally, there were EUR 9,472 million of securitisations placed in the market.

–

Issuances eligible for Total Loss-Absorbing Capacity (TLAC) amounting to EUR 10,081 million, in order to strengthen the Group’s situation, consisting of senior non-preferred: EUR 7,094 million; subordinated debt: EUR 1,487 million and preferred: EUR 1,500 million.

–	Maturities of medium- and long-term debt of EUR 14,710 million.

•	The net loan-to-deposit ratio was 111% (113% in June 2017). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 114%, underscoring the comfortable funding structure.

16         Financial Report 2018

JANUARY - JUNE Consolidated financial report

SOLVENCY RATIOS

We continued to organically generate capital in the quarter: +18 basis points
Tangible equity per share was EUR 4.10, in line with the previous quarter, and increased 6% YoY excluding the FX impact.
The fully loaded leverage ratio was 5.0% compared to 4.6% in June 2017 (5.0% including the capital increase in June 2017)

In June, the total phased-in capital ratio stood at 14.47% and the phased-in CET1 ratio at 10.98%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis: 12.237% for the total capital ratio and 8.737% for the CET1 ratio.

On 1 January 2018 the IFRS 9 came into force, which implies several accounting changes affecting the capital ratios. Santander chose to apply the phase-in under a dynamic approach, which means a five-year transition period. Applying this criteria, the fully loaded CET1 was 10.80% at the end of June. This ratio does not include the estimated 9 bp positive impact from WiZink (expected to be registered in the coming quarters).

Of note in the quarter was the positive organic generation of capital of 18 bps. On the other hand, there were some extraordinary negative impacts: -18 bps due to the elimination of excess capital from minority interests in SC USA, -12 bps from valuation of held to collect and sell portfolios and -5 bps impact from restructuring costs. The sale of TotalBank had a positive 5 bp impact.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the fully loaded CET1 at end June would have been -27 bps.

Lastly, and in accordance with the TLAC issuance plan, there were two main issuances in the first half of the year, with impact on the capital ratios. In February we issued EUR 1.25 billion of subordinated (Tier 2) debt maturing in 2028. In March we completed a EUR 1.5 billion issuance of contingent convertible capital securities (CoCos), which contribute towards additional tier 1 (AT1) capital levels.

∎ ELIGIBLE CAPITAL. JUNE 2018 EUR million
	Phased-in	Fully loaded
CET1	65,311	64,248
Basic capital	75,043	73,072
Eligible capital	86,051	84,718
Risk-weighted assets	594,754	594,754

CET1 capital ratio	10.98	10.80
T1 capital ratio	12.62	12.29
Total capital ratio	14.47	14.24

NOTE: All 2018 data calculated using the IFRS 9 transitional arrangements, unless otherwise indicated

Financial Report 2018         17

JANUARY - JUNE Consolidated financial report

RISK MANAGEMENT

The Group’s NPL ratio continued its downward trend (-10 bps in the quarter) to 3.92%
Good evolution of the cost of credit (0.99%), 5 bps lower than in the first quarter of 2018 and 18 bps better than twelve months ago
Loan-loss provisions at the end of June amounted to EUR 4,297 million and coverage was 69%

Credit risk management

•	Non-performing loans fell 2% in the second quarter to EUR 36,654 million. The NPL ratio stood at 3.92% (-10 bps in the quarter and -145 bps in 12 months).

•

Loan-loss provisions amounted to EUR 25,148 million and coverage was 68.6% at the end of June, bearing in mind that the UK and Spain’s coverage ratios are affected by the weight of mortgage balances, which require fewer provisions as they are collateralised.

•	The cost of credit (0.99%) in the second quarter continued its favourable trend, both over the first quarter of 2018 and year-on-year.

The following table sets out the NPL and coverage ratios of the main countries where the Group operates:

•	Spain’s NPL ratio declined in the quarter, thanks to the better performance of the different segments and efficient recovery of non-performing loans.

•	Portugal’s NPL ratio declined notably after integrating Popular’s portfolios, and portfolios sales.

•	Poland’s NPL ratio fell in the quarter due to growth in lending, in line with the market, and disposal of non-performing loans.

•	Santander Consumer Finance’s NPL ratio continued to decline, mainly because of the good performance of entries.

•	The UK’s NPL ratio continued to improve in the quarter, due to the good performance of mortgages and pro-active management of some non-performing projects.

•	Brazil’s NPL ratio remained unchanged in the quarter, thanks to preventative management of the non-performing entries and growth in lending, particularly to individuals.

•	In Mexico the NPL ratio fell thanks to the better performance of individuals (largely cards and consumer credit), and normalisation of the wholesale portfolio.

•	Chile’s NPL ratio decreased in the quarter because of the growth in lending and the good performance of the retail portfolio.

•	Argentina’s NPL ratio declined due to the growth in the wholesale portfolio, which offset the performance of individual portfolios, given the current environment.

• In the US, the NPL ratio increased largely due to SC USA’s portfolios.

CREDIT RISK MANAGEMENT
EUR million

	Jun-18	Jun-17	Chg. %	Dec-17
Non-performing loans	36,654	50,714	(27.7)	37,596
NPL ratio (%)	3.92	5.37		4.08
Loan-loss allowances	25,148	34,314	(26.7)	24,529
For impaired assets	15,849	25,017	(36.6)	16,459
For other assets	9,298	9,297	0.0	8,070
Coverage ratio (%)	68.6	67.7		65.2
Cost of credit (%)	0.99	1.17		1.07

CREDIT RISK MANAGEMENT. JUNE 2018
%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.24	(3)	(428)	49.0
Spain Real Estate Activity	96.49	67	489	37.6
Consumer Finance	2.44	(4)	(17)	107.7
Poland	4.58	(19)	(8)	72.1
Portugal	7.55	(74)	(155)	52.7
United Kingdom	1.12	(5)	(11)	34.0
Brazil	5.26	—	(10)	108.7
Mexico	2.58	(10)	—	116.1
Chile	4.86	(14)	(14)	60.0
Argentina	2.40	(14)	19	121.5
USA	2.91	5	27	156.9

18         Financial Report 2018

JANUARY - JUNE Consolidated financial report

NON-PERFORMING LOANS BY QUARTER
EUR million
	Q1’17	Q2’17	Q3’17	Q4’17	Q1’18	Q2’18
Balance at beginning of period	33,643	32,158	50,714	39,442	37,596	37,407
Net additions	1,583	2,255	2,499	1,933	2,340	2,906
Increase in scope of consolidation	18	20,969	(10,954)	—	—	—
Exchange rate differences and other	536	(854)	(150)	(358)	361	(409)
Write-offs	(3,623)	(3,813)	(2,667)	(3,420)	(2,890)	(3,250)
Balance at period-end	32,158	50,714	39,442	37,596	37,407	36,654

Structural exchange rate risk

Santander maintains a CET1 ratio coverage level of around 100% in order to protect itself from exchange rate movements.

Market risk

•

In the quarter, the risk of trading activity of global corporate banking, measured in daily VaR terms at a 99% confidence level, fluctuated between EUR 6.7 million and EUR 12.3 million. These figures are low compared to the size of the Group’s balance sheet and activity.

•

The average VaR was slightly higher in the second part of the quarter due to market volatility, temporarily increasing the exposure to interest rate and FX risk though always within the established limits.

•	In addition, there are other positions classified for accounting purposes as trading. The total VaR of trading of this accounting perimeter at the end of June was EUR 8.0 million.

•

There was increased market volatility in the quarter stemming from changes in monetary policy at some central banks, trade disputes and political instability in various countries, which generated a negative impact in April and May in structural debt portfolios.

TRADING PORTFOLIOS*. VaR by geographic region
EUR million

	2018		2017
Second quarter	Average	Latest	Average

Total	9.5	8.6	22.1
Europe	6.1	5.5	7.1
USA and Asia	1.6	1.4	2.0
Latin America	8.0	7.9	21.6
Global activities	1.2	1.5	0.3

(*) Activity performance in Corporate & Investment Banking financial markets.

Real estate exposure(1)

•	At the end of the first half of the year, the Spain Real Estate Activity unit’s gross exposure stood at EUR 10.1 billion and provisions of EUR 5.0 billion giving rise to a coverage of 49%.

•	The net exposure was EUR 5.1 billion, equivalent to just 1% of our business in Spain.

•	Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets.

TRADING PORTFOLIOS*. VaR by market factor
EUR million

Second quarter	Min.	Avg.	Max.	Last
VaR total	6.7	9.5	12.3	8.6
Diversification effect	(6.1)	(9.8)	(18.6)	(11.6)
Interest rate VaR	8.1	9.3	12.4	9.1
Equity VaR	0.8	2.0	6.0	1.3
FX VaR	1.6	3.7	11.4	5.1
Credit spreads VaR	1.9	4.2	13.0	4.7
Commodities VaR	—	—	—	—

(*) Activity performance in Corporate & Investment Banking financial markets.

NOTE: In the portfolios of Latin America, United States and Asia, the VaR corresponding to the credit spreads factor which is not sovereign risk, is not relevant and it is included in the interest rate factor

REAL ESTATE EXPOSURE NET VALUE (1) 30 June EUR billion

Real estate assets	4.0
- Foreclosed	2.8
- Rentals	1.2
Non-performing real estate loans	1.1
Assets + non-performing real estate	5.1

(1) Spain Real Estate Activity

Financial Report 2018         19

JANUARY - JUNE Business information

DESCRIPTION OF BUSINESS

In 2018 Grupo Santander maintained the same general criteria applied in 2017, as well as the business segments, with the following exceptions:

•

Banco Popular’s financial results and balance sheet have been allocated to the corresponding geographic areas. In 2017, starting from the integration date, Banco Popular was reported separately. The main affected areas are: Spain, Portugal and Real Estate Activity in Spain.

•

The Wealth Management unit, created at the end of 2017, will be reported independently as a global business. This unit was previously included in Retail Banking. This change has no impact on the geographic segments.

•	Annual adjustment of the Global Customer Relationship Model’s perimeter, between Retail Banking and Corporate and Investment Banking, with no impact on the geographic businesses.

These changes have no impact on the Group’s figures. However, for comparative purposes, the figures of previous periods have been restated including changes in the affected geographic and global businesses.

Moreover, the balance sheets have been adjusted to the new IFRS 9 regulation. Since retroactive application of this rule is not mandatory, certain lines of the 2018 balance sheet are not comparable with previously reported periods. For comparative purposes, and given the scant significance of portfolio reclassifications and their nomenclature changes, the 2017 accounts have been reorganised in accordance with their purpose and valuation method.

The financial statements of each business unit have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the units integrated in each segment, as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico, Chile and Argentina are set out.

•

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Santander Corporate and Investment Banking, Wealth Management and Spain Real Estate Activity.

•

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through the CIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Corporate and Investment Banking (CIB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Wealth Management. Includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The figures of the Group’s various units have been drawn up in accordance with these criteria, and so do not coincide individually with those published by each unit.

20         Financial Report 2018

JANUARY - JUNE Business information

NET OPERATING INCOME		QoQ			YoY
EUR million	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Continental Europe	1,715	(10.4)	(10.3)	3,631	12.7	13.0
o/w: Spain	714	(22.2)	(22.2)	1,633	23.4	23.4
Santander Consumer Finance	619	(1.9)	(1.8)	1,250	1.7	2.4
Poland	236	32.1	34.4	415	7.2	6.0
Portugal	182	(0.6)	(0.6)	364	26.6	26.6
United Kingdom	610	4.1	3.3	1,195	(21.8)	(20.1)
Latin America	3,408	0.5	6.1	6,798	(2.6)	14.9
o/w: Brazil	2,228	(2.3)	5.0	4,508	(3.5)	16.1
Mexico	505	2.9	3.2	996	(5.8)	3.5
Chile	370	(3.2)	(3.0)	752	(1.6)	2.0
Argentina	223	40.4	56.8	382	(0.8)	50.8
USA	932	10.6	7.3	1,775	(14.5)	(4.5)
Operating areas	6,665	(1.0)	1.3	13,399	(2.9)	7.3
Corporate Centre	(372)	7.0	7.0	(719)	(21.7)	(21.7)
Total Group	6,293	(1.5)	1.0	12,680	(1.6)	9.6

ATTRIBUTABLE PROFIT TO THE GROUP		QoQ			YoY
EUR million	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Continental Europe*	776	(16.7)	(16.6)	1,707	14.5	15.1
o/w: Spain*	325	(28.5)	(28.5)	780	24.9	24.9
Santander Consumer Finance	346	7.2	7.2	669	5.5	6.6
Poland	93	46.7	49.1	156	9.4	8.1
Portugal*	103	(18.8)	(18.8)	230	(2.5)	(2.5)
United Kingdom	372	16.4	15.5	692	(16.0)	(14.1)
Latin America	1,115	1.4	6.8	2,214	6.0	25.7
o/w: Brazil	647	(4.5)	2.7	1,324	6.4	28.0
Mexico	184	5.6	5.9	359	2.5	12.6
Chile	158	4.8	5.0	308	4.0	7.9
Argentina	71	7.6	21.7	137	(28.7)	8.4
USA	210	68.1	63.9	335	37.5	53.7
Operating areas*	2,473	(0.1)	2.0	4,948	6.5	15.9
Corporate Centre*	(475)	12.7	12.7	(896)	(13.1)	(13.1)
Total Group*	1,998	(2.7)	(0.2)	4,052	12.1	25.2
Net capital gains and provisions	(300)	—	—	(300)	—	—
Total Group	1,698	(17.3)	(15.0)	3,752	3.8	15.9
(*) In the units, underlying attributable profit (excluding net capital gains and provisions)

GROSS LOANS AND ADVANCES TO CUSTOMERS EX. REV. REPOS		QoQ			YoY
EUR million	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Continental Europe	386,720	1.0	1.1	386,720	(2.3)	(2.1)
o/w: Spain	218,191	0.6	0.6	218,191	(7.5)	(7.5)
Santander Consumer Finance	94,299	2.3	2.3	94,299	6.1	6.1
Poland	23,388	1.0	4.9	23,388	5.6	9.2
Portugal	37,057	(1.0)	(1.0)	37,057	4.7	4.7
United Kingdom	239,501	0.2	1.5	239,501	1.7	2.5
Latin America	149,967	(3.6)	2.9	149,967	(2.7)	10.8
o/w: Brazil	69,475	(6.2)	2.8	69,475	(5.3)	13.0
Mexico	29,212	1.8	3.4	29,212	(1.2)	9.8
Chile	39,396	1.0	3.0	39,396	8.4	8.4
Argentina	7,417	(4.2)	29.5	7,417	(10.1)	59.0
USA	79,562	10.1	4.1	79,562	(1.0)	1.1
Operating areas	855,751	0.7	1.8	855,751	(1.2)	1.6
Total Group	862,885	0.8	1.9	862,885	(0.9)	1.8

CUSTOMER FUNDS (CUSTOMER DEP. EX. REPOS + MUTUAL FUNDS)		QoQ			YoY
EUR million	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Continental Europe	432,133	1.8	2.0	432,133	6.0	6.3
o/w: Spain	318,387	1.6	1.6	318,387	5.4	5.4
Santander Consumer Finance	36,728	(0.3)	(0.4)	36,728	3.5	3.6
Poland	28,751	2.3	6.2	28,751	7.6	11.3
Portugal	39,195	5.2	5.2	39,195	8.9	8.9
United Kingdom	204,659	(1.3)	(0.0)	204,659	(1.9)	(1.1)
Latin America	195,788	(3.0)	4.5	195,788	0.3	16.3
o/w: Brazil	106,121	(3.7)	5.6	106,121	3.4	23.4
Mexico	39,039	2.5	4.1	39,039	(1.7)	9.2
Chile	34,126	0.7	2.7	34,126	4.4	4.5
Argentina	11,325	(13.8)	16.5	11,325	(14.5)	51.3
USA	62,210	6.0	0.3	62,210	(2.4)	(0.3)
Operating areas	894,790	0.3	1.9	894,790	2.3	6.0
Total Group	895,028	0.3	1.9	895,028	2.3	6.0

Financial Report 2018         21

JANUARY - JUNE Business information

SPAIN	EUR 500 Mn
Highlights	Attributable profit

Good business dynamics are reflected in the quarterly increase in loans (consumer loans, SMEs and companies) as well as in customer funds (demand and mutual funds). The latter is compatible with the improved cost of deposits (-14 bps since December)

General increase in volumes on a like-for-like basis: new consumer credit +20%, card turnover +21% and insurance premiums +30%. Also, the 1|2|3 Profesional account, the first joint offer of Santander and Banco Popular, gained more than 120,000 accounts in its first three months

The results in the quarter were affected by restructuring costs (EUR 280 million) and the SRF contribution. On the other hand, there was an improvement in net interest income, costs and provisions
The first half underlying profit was 25% higher year-on-year at EUR 780 million

Commercial activity

•	Growth in transactionality. Thanks to our means of payment strategy, turnover from Santander cards increased 21% year-on-year following a pick-up in deferred payments in the second quarter.

•	Consumer credit grew 20% year-on-year. Of note was growth in both new loans (+13% year-on-year) in SMEs and growth from international (+18%) and confirming (+13%) in large corporates.

•	The issuance of protection and savings insurance generated a 30% rise year-on-year in new premiums.

•	The new digital lending platform SO:FIA facilitates comprehensive management of shares, funds and pension plans, increased the number of operations compared to the previous broker.

•	We expanded our offer of sustainable and responsible funds with Santander Sostenible Acciones, a fund 100% in equities.

Business performance

•	In the quarter, loans increased 1% driven by companies, private banking and consumer credit, while customer funds increased 2% due to demand deposits and mutual funds.

•	Year-on-year, lending declined, mainly due to the real estate balances sold to Blackstone, the reduced risk in CIB and the fall in mortgages.

•	Customer funds rose 5%, with demand deposits up 12% and mutual funds 6%. Fall in interest bearing balances in wholesale banking and institutions, which were not renewed.

Results

Second quarter profit of EUR 45 million, impacted by the restructuring costs related to Banco Popular (EUR 280 million net of tax) as part of the announced three-year plan, and the contribution to the SRF. However, better trend in net interest income (+2%) and in costs and provisions as both fell.

First half attributable profit of EUR 500 million, impacted by the restructuring charge. The underlying profit was 25% higher year-on-year at EUR 780 million.

•	Net interest income up 32%, with improved customer spreads based on the continuous reduction in the cost of funds. The financial margin of the ALCO portfolio was impacted by the sale of portfolios.

•	Fee income was 31% higher. Loyalty was the key for increasing transactions.

•	Enhanced credit quality, with fall in the stock of non-performing loans and a further reduction in the cost of credit which improved to around 30 bps.

22         Financial Report 2018

JANUARY - JUNE Business information

SANTANDER CONSUMER FINANCE	EUR 669 Mn
Highlights (changes in constant euros)	Attributable profit

New lending increased 9% year-on-year in the first half of 2018, driven by almost all countries
Non-performing loans and the cost of credit still at low levels for this business
Sustained high profitability (RoTE 17%) and first half attributable profit 7% higher year-on-year at EUR 669 million

Commercial activity

•	The auto finance market continued to grow on a sustained basis, with new car sales up 2.9% in the first half in Europe.

•	SCF continued its growth based on its business model: diversification by country, efficiency and risk and recovery systems that maintain high credit quality.

•	Management continued to focus on boosting auto finance and increasing consumer credit by strengthening digital channels.

•

In consumer credit, we launched two of the core projects to transform the business model (e-commerce and digital interaction with customers), with a roll out of more than 30 customer journeys in 10 units during the year.

•	SC Germany’s integration of retail networks is progressing according to plan.

Business performance

•	New lending increased 9% year-on-year, driven by commercial agreements in various countries. Of note, France (+19%), Poland (+18%), Spain (+12%) and Italy (+12%).

•	Customer deposits, a product that sets Santander apart from its competitors, increased 4% to EUR 36,726 million.

•	Recourse to wholesale funding in the first half amounted to EUR 6,978 million. Customer deposits and medium- and long-term issuances and securitisations covered 68% of net loans.

Results

Attributable profit of EUR 669 million in the first half, 7% higher than in the first half of 2017:

•	Gross income rose spurred by lower financial costs.

•	Fee income fell, chiefly in Germany, due to the reduction in fee income from insurance.

•	The efficiency ratio was stable at around 45%.

•	The cost of credit remained steady at low levels (0.37%), confirming the exceptional performance of portfolios. The NPL ratio was 2.44%, 17 bps lower year-on-year, and coverage 108%.

•	Notable profits in the Nordic countries (EUR 161 million), Germany (EUR 147 million) and Spain (EUR 125 million). In profit growth terms, of note were France (+27%), Spain (+9%) and Poland (+5%).

Compared to the first quarter, new lending increased 7% and attributable profit 7%. Of note were the improvement in the cost of credit and the impact of the contribution to the SRF.

Financial Report 2018         23

JANUARY - JUNE Business information

POLAND	EUR 156 Mn Attributable profit
Highlights (changes in constant euros)

Santander continues to be one of the market leaders in mobile and online banking. It was ranked as The Best Bank in Poland by Bankier.pl for the second year in a row and topped the Gold Banker Best Multichannel Service Quality ranking

In volume terms, acceleration in the quarter with balanced growth in loans (+9%) and customer funds (+11%) year-on-year
In P&L, active management in an environment of low interest rates led to significant growth in commercial revenue contributing an 8% increase in attributable profit

Commercial activity

•	The Bank continues its strategy to become the bank of first choice. Transformation objectives focus on increasing sales productiveness, cost-efficiency and implementing innovations.

•

BZ WBK has received external recognition: second in the prestigious Banking Stars ranking coming top in two categories: effectiveness and stability; named by the Gold Banker as the bank with the best multichannel service quality (the most important category); the As I Want It account was ranked among the best in an Innovation 2018 contest by SAR (Marketing Communication Association).

•	Retail banking recorded double-digit growth in new sales in personal loans, mortgages and mutual funds.

•	CIB conducted the two largest ECM transactions on the Warsaw Stock Exchange so far this year.

•	In digital banking, Bank Zachodni WBK SA now offers five mobile cashless payment methods following Apple Pay implementation: Apple Pay, Google Pay, Garmin Pay, BLIK and HCE.

Business performance

•

Loans (performing) rose 9% YoY, backed by the Bank’s target segments: SMEs (+10%), individuals (+7%), corporate (+15%) and CIB (+14%). By products, mortgages in zloty (+16%) and consumer loans (+10%) drove growth in individuals.

•	Deposits grew 12% (+15% from SMEs, +17% corporates, +9% CIB, and individuals +9%). Additionally, mutual funds grew 8%.

Results

The first half 2018 attributable profit of EUR 156 million, 8% higher than in 2017, due to higher interest income and fees:

•	Net interest income grew 7% and net fees by 5% YoY while gains on financial transactions were 25% lower.

•	Operating expenses grew, driven by higher transformation project costs.

•	Loan-loss provisions increased 42% in part due to the impact of an NPL sale in the first half of 2017.

•	The NPL ratio was stable at 4.58% (4.66% in June 2017) and the cost of credit increased slightly to 0.71% (0.65% at the end of June 2017).

Compared to the first quarter of 2018, attributable profit rose 49%, backed by increased fee income, greater collection of dividends (which occurs seasonally in the second quarter) and the Resolution Fund payment made in the first quarter.

24         Financial Report 2018

JANUARY - JUNE Business information

PORTUGAL	EUR 250 Mn Attributable profit
Highlights
Santander Totta remains the country’s largest private sector bank by assets and domestic loans and continued to strengthen its position in the corporate market
The commercial strategy is reflected in lending growth, mainly companies and customer funds. First half profit up 6%
In April, DBRS upgraded its long-term debt rating for the Bank to A, with stable outlook

Commercial activity

•	The Bank continued to focus on the operational and technological integration of Banco Popular Portugal, the new functionalities of the digital channels and increasing loyalty.

•

Of note, in addition to the Mundo 1|2|3 programme, was the development of new digital platforms such as the Santander Empresas app, among others. In personal loans, CrediSimples (contracting loans via digital channels) already accounts for 43% of new lending in the second quarter.

•	In customer funds, the campaign aimed at capturing new customers and their loyalty as well as reactivate current clients continued at a brisk pace.

•	The strategy to transform the business model spurred growth in loyal and digital customers.

Business performance

•	Loans were 5% higher year-on-year. The integration of Banco Popular Portugal made the loan portfolio more balanced and strengthened lending to companies, which now accounts for 42% of the total.

•

Our market share of new loans to companies increased to 20% (+2.5 pp compared to the same period of 2017). In financing lines to SMEs (PME Investe, Crescimento and Capitalizar), the Bank remains the market leader with a share of 23%. Mortgage lending also remained dynamic (market share gain of 2.8 pp year-on-year).

•	Customer funds increased 9% year-on-year, spurred by mutual funds (+15%), demand deposits (+11%) and time deposits (7%).

Results

The first half attributable profit up 6% due to:

•	Gross income increased 21% largely driven by net interest income (+25%).

•	Costs rose 15%. Net income increased 27% and the efficiency ratio stood at 47.0% (-240 bps year-on-year).

•	Provisions stood at EUR 8 million, compared to a release in the first half of 2017. The NPL ratio improved to 7.55% (9.10% a year before). Coverage was 53%.

•	In addition, we recorded non-recurring items such as inorganic transactions and a temporary higher tax rate.

Compared to the first quarter, underlying profit declined, as net interest income was impacted by the larger volume of deposits, lower fee income from advisory in CIB, integration costs and a higher tax rate. These impacts were only partially offset by higher gains on financial transactions from the sale of bonds.

Financial Report 2018         25

JANUARY - JUNE Business information

UNITED KINGDOM	EUR 692 Mn
Highlights (changes in constant euros)	Attributable profit
We are further developing our proposition of products and services tailored to drive improvements in customer experience and operational efficiencies
In volumes, lending increased in the quarter, driven by strong growth in mortgages and CIB. In deposits, current accounts rose offset by the decline in time deposits as a result of spreads management

Quarter-on-quarter results were strong, with attributable profit up 16%, with positive trends across most lines. Compared to the same period in 2017, attributable profit in the first half of 2018 was impacted by ongoing competitive pressure on income and regulatory, strategic and digital transformation project costs

Commercial activity

•

We continue to enhance the digital experience for our customers: we launched a new mobile banking app, with improved device security and identification features, became the first major UK high-street bank to offer Fitbit Pay and Garmin Pay and introduced a Web Appointment Booking system.

•

Our enhanced digital capability attracted around 450,000 digital customers in twelve months. Over 55% of mortgage retentions and credit card openings were made through digital channels in the first half of the year.

•	We continue to gain loyal SME and corporate customers with an annual increase of 5%.

•	The implementation of our ring-fence structure, which will serve our retail, commercial and corporate customers is on track to comply with ring-fencing legislation before the 1 January 2019 deadline.

Business performance

•	Improved trends in the quarter both in lending and deposits.

•	Customer lending increased 3% year-on-year largely driven by management focus on customer service and retention, partially offset by active management of CRE exposures and non-core loans.

•	Customer funds decreased 1%, with continued growth in current accounts (+6%) and mutual funds (1%), offset by savings and time deposits due to management pricing actions.

Results

First half attributable profit was EUR 692 million, down 14%, due to:

•	Decreased revenue driven by competitive pressure on mortgage spreads, continued SVR attrition and lower gains on financial transactions.

•	Increased regulatory, risk and compliance costs and on-going investment in strategic and digital transformation projects.

•

Increased provisions due to single name exposures which moved into non-performing in the second half of 2017. The NPL ratio improved to 1.12%, supported by our medium-low risk profile, proactive management actions and the ongoing resilience of the UK economy.

Compared to the first quarter, attributable profit was up 16%. The continued pressure on mortgage spreads was offset by an improvement in fee income, higher gains on financial transactions and lower provisions.

26         Financial Report 2018

JANUARY - JUNE Business information

BRAZIL	EUR 1,324 Mn
Highlights (changes in constant euros)	Attributable profit
Strategic focus on enhancing customer experience and satisfaction as the drivers for improving profitability
Volume levels remained high in the quarter, with double-digit year-on-year growth in customer loans and funds
The increase in loyal and digital customers, in line with the growth in products and higher value added services, reflected in greater revenue. Moreover, efficiency and cost of credit improved
Sustained quarter-on-quarter growth in attributable profit amounting to EUR 1,324 million in the first half (+28% year-on-year), as a result of selective market share gain. RoTE of 20%

Commercial activity

We continued to progress in our commercial and digital initiatives. Of note:

•	Select Direct was launched, a more comfortable functionality, with a new feature in mobile banking that centralises all active debts.

•	e-commerce sales more than doubled year-on-year, sustained by a strong positioning in the brand.

•	In consumer finance, we remained the leader (market share in all vehicles of 23.9% in April, up 201 bps year-on-year).

•	In acquiring, we launched the new app to manage sales. Continued growth in turnover (+32% year-on-year) and in market share (+216 bps year-on-year, according to the latest information available).

•	In credit cards, turnover continued to rise faster than the market.

Business performance

•	Sharp growth in both loans and deposits in the second quarter and double-digit increases year-on-year.

•

Loans increased 13% year-on-year, faster than the market. All segments rose, various at double-digits: individuals (+24%), consumer credit (+25%) and SMEs (+13%). In mortgages, strong growth in new loans and gain in market share.

•	Customer funds increased 23% year-on-year, mainly due to time deposits (+44%), which offset the fall in letras financeiras, mutual funds (+13%) and demand deposits (+14%).

Results

First half attributable profit of EUR 1,324 million, 28% more year-on-year. Of note:

•	Higher volumes and spreads spurred growth of 17% in revenue from loans, which more than offset the fall from liability margins.

•

Fee income continued to grow at double-digits (+17%) thanks to greater loyalty and transactions. Of note was income from cards (+17%), current accounts (+16%), mutual funds (+52%) and insurance (+10%).

•	Operating expenses increased 7%, in line with the greater activity, which helped to improve the efficiency ratio to 33.4%.

•	Favourable evolution of credit quality ratios: the cost of credit dropped to 4.30% from 4.79% in June 2017, the NPL ratio improved to 5.26% and coverage rose to 109% (96% in June 2017).

Attributable profit was 3% more than the first quarter, driven by growth in commercial revenue and lower provisions.

Financial Report 2018         27

JANUARY - JUNE Business information

MEXICO	EUR 359 Mn
Highlights (changes in constant euros)	Attributable profit

Strategy focused on the commercial transformation of the branch network and digitalisation. This is reflected in customer attraction and increased loyalty, higher volumes, improved asset quality and, as a result, higher revenue and profit

In volume terms, there was faster growth in lending. Of note were companies (+18%) and payroll loans (+12%). In customer funds, growth was driven by campaigns to capture deposits from individuals, SMEs and mutual funds

Good trend in profit. Attributable profit rose 6% quarter-on-quarter and 13% year-on-year, driven by the strong performance of commercial revenue and loan-loss provisions

Commercial activity

The commercial strategy remains focused on boosting use of digital channels, loyalty and attracting new customers, with new products and services such as:

•	Launch of the Digital Transformation of Payroll plan to enhance customer attention with efficiencies in time, costs and processes.

•	Launch of Hipoteca Plus with a framework that benefits the customer if they have a close relationship with the Bank.

•	A new branch distribution model was put into effect in order to transform 300 branches in 2018 (161 already completed).

•	In SMEs, we launched the first digital account for SMEs that have the SAS (Sociedad por Acciones Simplificadas) regime created by the Ministry of Economy. We were the first bank in Mexico to do so.

•	We continued to develop our digital offering via Súper Móvil, incorporating new functionalities.

•	More than 3.8 million customers are registered in the Santander Plus programme, 54% of whom are new clients.

•	Greater customer service coverage via agreements with new convenience stores, reaching 30,700 points of sale.

Business performance

•

Lending grew 10% year-on-year, without losing sight of profitability. Loans to individuals rose 6% with notable growth in payroll loans (+12%), cards (+6%) and mortgages (+6%). Corporate loans increased 14%, driven by companies (+18%), SMEs (+11%) and CIB (+4%).

•	Customer funds increased 9% year-on-year. Deposits rose 9% (individuals +18%), underpinned by time deposits (+14%) and mutual funds (+11%).

Results

Attributable profit in the first half of EUR 359 million was 13% higher than in the first half of 2017, as follows:

•	Net interest income rose 11%, driven by higher interest rates and increased volumes. Fee income grew 11%, mainly from insurance, collections and cards.

•	Operating expenses were up 14% due our ongoing multi-channel investment plan.

•	Loan-loss provisions improved and were down 11% with a lower cost of credit.

Compared to the first quarter, attributable profit was up 6%, backed by the strong evolution of commercial revenue, gains on financial transactions and provisions.

28         Financial Report 2018

JANUARY - JUNE Business information

CHILE	EUR 308 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on commercial and branch network transformation. Santander Life, launched at the end of 2017, is attracting new customers
Growth in business volumes, at a faster pace in some segments, in line with the better economic outlook. Loans grew 8% year-on-year and deposits 6%
Attributable profit increased 8% year-on-year, mainly due to the positive evolution of net interest income and fee income. The efficiency ratio remained at around 41%

Commercial activity

Santander is the leading private sector bank in Chile in terms of assets and customers, with a marked retail focus (individuals and SMEs) and on transaction banking.

The Group’s strategy continued to focus on offering an attractive return in a stable and low risk country where economic growth is increasing:

•	We continued to transform the traditional network into a new branch model, with new openings of WorkCafés in the second quarter.

•

We launched Santander Life at the end of 2017. This is a new way of relating to the community and customers via products aimed at the mass consumer market. It is firmly backed by technological innovations, enabling the costs and risk of opening accounts to be reduced. So far, Santander Life has more than 16,000 customers (60% of whom are new) and already accounts for over 25% of sales of plans to individuals.

Business performance

•	Lending accelerated in the second quarter and rose 8% year-on-year, spurred by middle-market companies (+14%), large corporates (+11%) and individuals (+7%).

•	Customer funds reflected the greater commercial dynamism in the country, with a significant improvement in the mix of liabilities. Of note was the growth in demand deposits which increased 13%.

Results

Attributable profit in the first half was 8% higher than in the first half of 2017 at EUR 308 million. Of note were:

•

Gross income rose underpinned by net interest income which increased 5%, growth in volumes and a better mix of funds. Fee income rose 14%, spurred by income from transaction banking, greater use of cards and mutual funds.

•	Operating expenses increased slightly more than gross income, and the efficiency ratio remained stable at around 41%.

•	The cost of credit continued to improve, and the NPL ratio dropped to below 5%. Coverage was 60%.

Compared to the first quarter, attributable profit was 5% higher in the second quarter, driven by growth in net interest income, fee income and lower provisions. Operating expenses rose because of ongoing IT and innovation projects and since first quarter costs were seasonally lower.

Financial Report 2018         29

JANUARY - JUNE Business information

ARGENTINA	EUR 137 Mn
Highlights (changes in constant euros)	Attributable profit
Santander Río continued to be the leading private sector bank in Argentina by loans and deposits
The business focus was on digital transformation, customer experience and key segments: Select and Pymes Advance

The second quarter attributable profit rose 22% backed by commercial revenue: higher volumes, management of spreads, higher income from central bank bonds and fee income from foreign exchange and cash deposits

The first half attributable profit of EUR 137 million was 8% higher year-on-year

Commercial activity

Santander Río consolidated its position as Argentina’s largest private sector bank in terms of loans, deposits and branches. The incorporation of Citibank’s business made a positive contribution to the Bank’s results in the first half, reflecting the synergies that materialised in 2017.

We continued to make progress in digitalisation and operational efficiency:

•	We focused on continuing to improve the customer experience through priority projects for digitalising products and services.

•	The new Online Banking service continued to record high levels of acceptance as it enables a more innovative digital experience and closer proximity to our customers.

•	The penetration of internet users reached 61% of active customers and that of mobile clients 33% (the sector’s best in class).

•	All these measures led to a 6% rise in loyal customers year-on-year and 25% in digital ones (who account for 70% of active clients).

Business performance

•	Strong year-on-year growth of peso balances. Loans rose 41% (mainly mortgages, auto finance, and companies) and deposits increased 34%, notable demand deposits (+55%).

•	Moreover, volumes were positively impacted by dollar balances (impact of the peso’s depreciation).

Results

The first half attributable profit was EUR 137 million, 8% more than in the same period of 2017.

•	Net interest income grew 40%, driven by intermediation and management of spreads in a scenario of more volatile interest rates.

•	Fee income rose 26%, spurred by greater foreign currency activity and by fees for cash deposits, partly offset by lower income from means of payment (regulatory issues).

•	Growth in costs reflected investments in digitalisation projects and collective bargaining agreements.

•	Credit quality remained high with a cost of credit which increased to 2.47%, due to loan-loss provisions for the individuals portfolio.

Compared to the first quarter, second quarter attributable profit increased 22% backed by strong growth in commercial revenue: higher volumes, management of spreads, higher income from central bank bonds and fee income from foreign exchange and cash deposits.

30         Financial Report 2018

JANUARY - JUNE Business information

URUGUAY
Highlights (changes in constant euros)
The Group continued to be the leading private sector bank in the country, focused on growing in retail banking and improving efficiency and the quality of service
Attributable profit rose 40%, spurred by the good performance of net interest income and fee income, as well as cost control. RoTE of 29%

Commercial activity

•

Santander continued to focus on improving customer satisfaction and increasing loyalty. It took advantage in the first half of regional synergies with Santander Río and launched #el banco de verano, which was widely accepted by customers.

•

We continued to advance in the digital transformation strategy and in modernising channels. The number of digital customers increased 33% to over 200,000 (penetration of 54%, up from 44% in June 2017). Transactions via digital channels rose 48% year-on-year. Consumer finance companies also increased placements via digital channels. At Creditel they already account for 32% of new loans.

•

Loans grew in target segments, products and currencies: +23% in consumer credit and cards and +16% in the national currency portfolio. Peso deposits grew 20% and foreign currency ones fell 1% year-on-year.

Results

The first half attributable profit was 40% higher year-on-year at EUR 68 million:

•	Gross income rose 17%, driven by net interest income and in general, by the main revenue lines. The efficiency ratio was 43.6%, 5 pp better than in the first half of 2017.

•

Despite the rise in provisions because of the entry into force of IFRS 9 regulation and other impacts, the NPL ratio remained at a low level (2.76%), coverage was high (148%) and the cost of credit was 2.54%.

The second quarter attributable profit was 15% higher than the first’s, due to the good performance of gross income (+5%), flat costs and a lower tax charge.

PERU

Highlights (changes in constant euros)

•	The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global clients.

•	The specialised auto finance company continued to increase its revenue at double-digit rates.

•	Lending declined 10% compared to June 2017, because of the maturity of a one-off transaction, and deposits rose 22%.

•

Attributable profit in the first half remained virtually unchanged at EUR 16 million. Positive evolution of all income lines more than offset the increase in costs. The efficiency ratio was 37% and NPL coverage remained high (228%). The second quarter profit was 10% higher quarter-on-quarter.

COLOMBIA

Highlights (changes in constant euros)

•

Activity in Colombia remained focused on CIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade and confirming, and developing investment banking products and supporting the country’s infrastructure plan. This offer is in the process of being expanded with a licence for Santander Securities Services Colombia, enabling custody services to be offered.

•	We continued the strategy to consolidate the auto financing business. This will enable us to have the critical mass needed to position ourselves in this market in Colombia.

•	Lending registered a slight fall year-on-year while deposits rose 15%, thanks to the good evolution of demand and time deposits.

•

Once again, quarterly profit was positive contributing to a first half profit of EUR 2 million. Of note was the good performance of gross income (+27%) backed by higher net interest income and gains on financial transactions.

Financial Report 2018         31

JANUARY - JUNE Business information

UNITED STATES	EUR 335 Mn
Highlights (changes in constant euros)	Attributable profit
SHUSA passed the Federal Reserve’s stress tests and received a non-objection to its Capital Plan allowing the entity to increase dividend payments
Better trends in volumes: quarterly and year-on-year increase in loans
Santander Consumer USA is focusing on increasing profitability across prime, non-prime and leasing products and enhancing customer satisfaction to drive loyalty and origination growth
Attributable profit in the first half stood at EUR 335 million, 54% more year-on-year, driven by lower costs, lower provisions and higher income from leasing

Commercial activity

SHUSA passed the Federal Reserve’s stress tests, with its capital levels remaining very strong during the stress period (stressed capital ratio of 14.8%) and received a non-objection to its Capital Plan including the proposed increase in dividend payments.

The entity expects to increase common dividends to USD 75 million per quarter with a special dividend of USD 250 million in the third quarter of 2018.

•

Santander Bank’s focus was on enhancing customer experience and product offerings across digital and physical channels has increased customer satisfaction in Retail Banking and contributed to the Community Reinvestment Act (CRA) upgrade to satisfactory in the second quarter.

•	Santander Consumer USA launched partnerships with Autogravity and AutoFi in the first half of 2018 to provide finance offers through their mobile origination platforms.

Business performance

•	Volume trends are improving compared to the falls registered in previous periods.

•	In SBNA, loans grew in the second quarter for the first time since 2016 driven by Commercial and CIB. Loans at SC USA also rose in the quarter (4%).

•	Demand deposits fell year-on-year, partially offset by growth in time deposits and mutual funds.

Results

Attributable profit in the first half of 2018 was EUR 335 million, 54% more year-on-year, with strong growth at both SBNA and SC USA.

•

Net interest income fell due to lower spreads on loans at SC USA and higher cost of funding at SBNA due to rising interest rates and aggressive competitor pricing. Fee income was also down driven by lower servicing fees at SC USA.

•	These reductions were partially mitigated by increased leasing income.

•	Improved performance in costs, which decreased 2% year-on-year.

•	There was also an improvement in provisions which declined 24% driven by higher recoveries at SC USA and some provision releases at SBNA.

Compared to the first quarter of 2018, attributable profit rose strongly (64%), partly due to seasonality and driven by higher gross income (3%), lower costs (-3%) and fall in provisions (-26%).

32         Financial Report 2018

JANUARY - JUNE Business information

CORPORATE CENTRE	EUR -936 Mn
Highlights	Attributable profit

The Corporate Centre’s objective is to aid the operating units by contributing value-added and carrying out the corporate function of oversight and control. It also develops functions related to financial and capital management

Underlying attributable loss was 9% less year-on-year, due to reduced hedging costs of exchange rates
Additionally, the quarter includes restructuring charges of EUR 40 million net of tax

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks in the sector.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issuances and other), maintaining an adequate profile at each moment in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (euribor or swap) plus the premium, which in the concept of liquidity, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–

Strategic management of the exposure to exchange rates on equity and dynamic on the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 20,824 million (mainly Brazil, UK, Mexico, Chile, US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Management of total capital and reserves: capital allocated to each of the units

Results

First half loss of EUR 936 million, including restructuring charges of EUR 40 million (net of tax), down from EUR 1,031 million in the first half of 2017. The improvement was mainly due to lower costs related to hedging of exchange rates.

In addition, compared to the first half of 2017, net interest income was hit by the volume of issuances made under the funding plan in the second half of 2017 and the beginning of 2018, largely focused on eligible TLAC instruments, and greater liquidity.

Operating expenses, on the other hand, remained virtually unchanged as a result of the streamlining and simplification measures that enable the investment in global projects aimed at the Group’s digital transformation to be offset.

∎ CORPORATE CENTRE
EUR million	Q2’18	Q1’18	Chg. %	H1’18	H1’17	Chg. %
Gross income	(250)	(227)	10.2	(476)	(681)	(30.1)
Net operating income	(372)	(348)	7.0	(719)	(919)	(21.7)
Underlying attributable profit to the Group	(475)	(421)	12.7	(896)	(1,031)	(13.1)
Attributable profit to the Group	(515)	(421)	22.2	(936)	(1,031)	(9.2)

Detailed financial information on page 55

Financial Report 2018         33

JANUARY - JUNE Business information

RETAIL BANKING	EUR 3,675 Mn
Highlights (changes in constant euros)	Attributable profit
Continued focus on three main priorities: customer loyalty, digital transformation and operational excellence
As at end June, the Group had more than 19 million loyal customers and over 28 million digital customers
Underlying attributable profit was EUR 3,935 million, partly driven by the perimeter effect following Popular’s incorporation and the good performance of commercial revenue in Latin America

Commercial activity

Santander is immersed in a commercial transformation process that rests on three main pillars:

1.	Continuous improvement in the loyalty of our customers, thanks to measures such as:

–

The 1|2|3 strategy continues to be reinforced in most countries. Spain obtained more than 120,000 1|2|3 Profesional accounts in the first three months since launch. In Mexico, Santander Plus already has more than 3.8 million customers, 54% of whom are new clients.

–

We continued to differentiate Santander from its competitors with new innovative products. Spain expanded its offering of sustainable and responsible funds, such as Santander Sostenible Acciones. Chile continued to promote Santander Life and in Mexico, we launched the first digital SME account for companies in the SAS regime (Sociedad por Acciones Simplificadas).

–	Thanks to these measures, loyal customers increased 17% year-on-year.

2.	Promote the digital transformation of channels, products and services:

–

In digital platforms, in acquiring Brazil launched a new app for managing sales. New products were offered in Portugal such as the Santander Empresas app. In Spain, the first we.trade operations were launched (a blockchain-based platform that facilitates the internationalisation of companies). In Argentina, the new online banking service continued to be well received.

–

As regards payments via mobile phone and other channels, Poland now offers five ways for mobile payments: Apple Pay, Google Pay, Garmin Pay, BLIK and HCE. In the UK, we were the first bank to offer Garmin Pay and Fitbit Pay.

–	All these measures led to a 23% rise in digital customers.

3.

Improve customer satisfaction and experience. In order to achieve this, we continued to transform the traditional network, with new openings in Chile of WorkCafé branches and the new distribution model of branches in Mexico. We remained focused on becoming the best bank for our customers, as recognised by the market. In Poland, for example, Gold Banker chose us as the bank with the best multichannel service quality. Euromoney magazine named Santander the best bank in Western Europe, Spain, Chile and Uruguay.

Results (in constant euros)

The first half underlying attributable profit was EUR 3,935 million, 20% more than in the same period of 2017, partly driven by the Popular’s incorporation and the good dynamics in commercial revenue.

Compared to the first quarter, second quarter underlying attributable was 6% higher, thanks to the good performance of net interest income and fee income and to lower provisions.

34         Financial Report 2018

JANUARY - JUNE Business information

CORPORATE & INVESTMENT BANKING	EUR 873 Mn
Highlights (changes in constant euros)	Attributable profit
Santander is among the leaders in Latin America and Europe, particularly in Export & Agency Finance, debt capital markets and structured financing

We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our offer of products to the Bank’s digital transformation

Attributable profit was 4% lower year-on-year at EUR 873 million due to higher costs associated with transformation projects and excellent gains on financial transactions in the first quarter of 2017

Commercial activity and Business performance

•

Cash Management: solid commercial activity in terms of customer mandates and double-digit growth in participation in formal tenders in our core markets. We also continued to digitalise our product range and improve processes.

•

Export & Agency Finance: Santander maintained its leadership position in the ECAs market, closing some of the quarter’s main operations in Brazil and Europe. We also supported export clients in their international sales to Asia and the Middle East.

•

Trade & Working Capital Solutions: strong growth in trade operations with multinationals, particularly in receivables finance solutions in the US and Europe, international confirming operations in Latin America and letters of credit in the Americas.

•

Debt capital markets: of note in Latin America was our participation in the issues of Pemex, Grupo Bimbo, Transportadora de Gas del Sur and Light. Also in the dollar issuances of Syngenta and Royal Bank of Canada, the euro issuances of Carrefour, Deutsche Telekom and G4S, the green bond issuances of ADIF and the sustainable bonds of the Madrid regional government and the Basque government.

•

Syndicated corporate loans: Santander continued to play a significant role. Of note were the acquisition operations of Snaitech by Playtech, GKN by Melrose and Signode Industrial by Crown Holdings as well as the debt refinancing of El Corte Inglés, Acciona, Petrobras and Braskem and focused on pioneering operations of syndicated debt linked to sustainability such as Generali’s corporate loan.

•

Structured financing: among the main operations was the financing provided in the US to the DE Shaw fund for solar energy projects and to Freeport LNG to build three plants, in Europe to Calvin Capital and in Chile to finance the construction of the region’s first concentrated solar plant.

•

Global Markets: on a linear comparison, growth in sales, with a good corporate and institutional segment performance, as well as management of books, particularly in Europe, Latin America, Asia and the US.

Results (in constant euros)

Attributable profit of EUR 873 million in the first half, 4% less year-on-year, mainly due to higher costs of transformation projects coupled with excellent gains on financial transactions in the first quarter of 2017 and lower net interest income due to lower spreads and reduced volumes because of selective growth strategy and lower demand for banking loans.

•	Better results from Global Transaction Banking and Global Debt Financing.

•	Provisions were significantly lower in Spain, Brazil, Mexico and the US.

Financial Report 2018         35

JANUARY - JUNE Business information

WEALTH MANAGEMENT
Asset Management and Private Banking	EUR 264 Mn
Highlights (changes in constant euros)	Attributable profit
Santander Private Banking and Santander Asset Management continue to be references in private banking and asset management in Spain and Latin America
Total contribution (net profit + fee income) amounted to EUR 514 million, 12% more than that estimated for the first half of 2017
Assets under management amounted to EUR 338.3 billion (+4% versus June 2017)

Commercial activity

•	Following its creation in October 2017, the Wealth Management division launched a series of strategic initiatives, including the below in the second quarter:

–

In Private Banking: development of a global offering and launch of a single brand to provide a comprehensive service to our customers in more than 10 countries. Moreover, we are developing a leading proposal in Europe and Latin America for ultra-high-net-worth (UHNW) clients.

–

Santander Asset Management (SAM) focused on improving its range of products. Of note were investment strategies in equities in Spain and Latin America, with Santander Small Caps España and four funds in Chile receiving prizes for the best fund in its category.

–

Moreover, SAM is the leader in management of funds under ESG (Environmental Social and Government) criteria where Spain stands out with the launch of the new fund Santander Sostenible Acciones and the prize awarded to Santander Responsabilidad Solidario as the best solidarity fund.

•

Digital transformation is a priority, underscored by the prize received in The Financial Times PWM Wealth Tech Awards for the Best Private Bank in Latin America in digital tools for its bankers in international private banking.

Business performance

•	Total assets under management amounted to EUR 338.3 billion (+4% versus June 2017), with rises in both Private Banking as well as in SAM.

•	Of note in Private Banking was growth in Brazil (+10%) and Mexico (+26%). Customer loans grew 10%.

•	At SAM, diversified growth between Europe (+3%) and Latin America (+10%).

Results

The first half attributable profit was EUR 264 million, 17% more year-on-year:

•	Higher revenue with a 12% rise in net interest income and 67% in fee income, mainly due to an increase in managed volumes.

•	Increase in operating expenses affected by investments in the UHNW project.

•	This increase in revenue and costs was positively affected by the greater stake in Santander Asset Management.

•	By units, of note in profit growth were Brazil (+11%), Chile (+19%) and BPI (+23%).

When the total fee income generated by this business is added to net profit, the total contribution to the Group is EUR 514 million, 12% more than the estimated for the first half of 2017.

Compared to the previous quarter, second quarter attributable profit was 12% higher.

36         Financial Report 2018

JANUARY - JUNE Corporate Governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions, it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general.

Balanced	Respect for	Maximum	At the forefront of best
composition of	shareholders’	transparency	corporate governance
the Board	rights	in remuneration	practices

∎	Modification of the corporate by-laws and the board’s regulations

}	The changes to the by-laws approved at the AGM on 23 March 2018 obtained the corresponding administrative authorisation from the European Central Bank.

}

At its meeting on 25 June 2018, the board agreed to modify Article 21 of the regulations that govern the Responsible Banking, Sustainability and Culture committee, in order to allow it to be chaired by an independent director.

∎	Changes to the composition of the board’s committees

}	The board agreed at its meeting on 23 April 2018 to appoint Mr Álvaro Antonio Cardoso de Sousa to the Risk Supervision, Regulation and Compliance committee.

}	The following changes to the board’s committees were agreed at the board’s meeting on 25 June 2018 and are effective as of 1 July 2018:

•	The following are members of the new Responsible Banking, Sustainability and Culture committee:

–	Chairman: Mr Ramiro Mato García-Ansorena

–	Members: Ms Ana Botín-Sanz de Sautuola y O’Shea

 Ms Belén Romana García

 Ms Homaira Akbari

 Ms Sol Daurella Comadrán

 Ms Esther Giménez-Salinas i Colomer

 Mr Ignacio Benjumea Cabeza de Vaca

–	Secretary: Mr Jaime Pérez Renovales

•	Ms Belén Romana García has been appointed to the Executive committee.

•	Mr Ignacio Benjumea Cabeza de Vaca is no longer a member of the Appointments committee.

•	Mr Guillermo de la Dehesa Romero has ceased to be a member of the Risk Supervision, Regulation and Compliance committee.

•	Mr Rodrigo Echenique Gordillo and Ms Esther Giménez-Salinas i Colomer are no longer members of the Innovation and Technology committee.

∎	Appointments to the Group’s top management

}

On 23 April 2018, the board appointed Mr Dirk Marzluf as the new head of the Group’s Technology and Operations Division, replacing Mr Andreu Plaza. The appointment, effective next September, is subject to obtaining the corresponding regulatory authorisations.

}	On 25 June 2018, and effective 1 July 2018, the board appointed Mr Keiran Foad as the new Chief Risk Officer (CRO) replacing Mr José María Nus Badía.

Financial Report 2018         37

JANUARY - JUNE Sustainability

SUSTAINABILITY

We develop our activity in a responsible way, contributing to the economic and social progress of the communities in which we operate, taking into account our impact on the environment and fostering stable relationships with our main stakeholders.

Presence in the socially	2.1 million people	183 million	... of which EUR 129 million
responsible investment	helped in 2017	social investment	were invested in
indices		in communities...	higher education

Grupo Santander continued to develop new measures within its corporate social responsibility commitment. The main ones in the second quarter were:

∎	Sustainable governance

}

Santander joined the responsible banking initiative promoted by the United Nations. Together with 25 other big banks from five continents, we will develop principals for adapting the financial sector to the UN’s Sustainable Development Goals and the Paris Agreement on Climate Change. Development of the principals will include consultations with different stakeholders, such as civil society organisations, banking associations, regulatory entities and UN organisations.

∎	Presence in sustainable in indices and investors
}

Banco Santander was again included in 2017 in the Dow Jones Sustainability Index (DJSI), where it has been present since 2000. It is ranked ninth in the world, second in Europe and first in Spain and achieved a bronze in the banking sector.

}	According to the Bloomberg Gender-Equality Index, Santander is a leader in diversity. In 2018 Banco Santander was at the top of the 104 companies that comprise the global diversity index.

∎	Investment in communities

}

At an event presided by HM Queen Letizia, the chairman of Banco Santander awarded on 7 May the ten winning projects of Banco Santander’s 10th Convening of Santander’s Social Projects, chosen from 250 initiatives that were presented by and voted for by the Bank’s employees in Spain. This programme is based on a fund (Euros from your Payroll) which is financed by donations from employees who participate in the programme, and every euro they contribute is matched by the Bank.

}

More than 3,500 people took part in activities organised at the corporate centre during the 11th edition of the We are Santander Week. Solidarity played a key role during this week, thanks to the volunteers who participate in the various activities. The main event was the Big Food Drive, which was held for the fifth time. A total of 20,800 kg of food was delivered to the Red Cross, meeting the needs of 2,070 families.

}

Also within the Group’s volunteering framework, the From Woman to Woman programme completed its second edition. Twenty-nine Group professionals acted as mentors for six months for female victims of domestic violence and helped them to get a job.

∎	Environment and climate change

}

In May, Bank Zachodni WBK made a private issuance of PLN 1,000 million of subordinated bonds, PLN 150 million of which (EUR 36 million) were subscribed by the European Bank for Reconstruction and Development (EBRD). BZ WBK committed itself to assigning 140% of these EBRD funds to finance the construction of commercial and certificated residential greenfield projects, in line with the EBRD’s Green Economy Transition (its main initiative to promote sustainable use of energy and resources).

}

For the ninth year running, Banco Santander turned off the lights in its most emblematic buildings in its 10 core markets and in its branch network, as part of the World Wildlife Fund’s Earth Hour campaign.

}	The corporate centre also launched a large campaign of environmental awareness (#MovimientoYoSí), which included various initiatives under the slogan Reduce, Reuse and Recycle.

38         Financial Report 2018

JANUARY - JUNE The Santander share

THE SHARE

∎	Shareholder remuneration

}	The fourth dividend in cash of EUR 0.06 per share charged to 2017’s earnings was paid in May, bringing the total to EUR 0.22 per share.

}	The board has agreed to pay, from 1 August, the first dividend charged to 2018’s earnings in cash with a value of EUR 0.065 per share.

}

Moreover, we envisage implementing the Santander Dividendo Elección on the dates on which the second interim dividend is traditionally paid (October / November). Shareholders will be able to choose whether to receive cash or new shares on such dates.

∎	Share price performance

}

Markets ended the first half of 2018 lower, following a start to the year with rises driven by the environment of confidence over the positive impact of the US’s tax reform. The main factors that increased stock market volatility were: concern over the new Italian government and political uncertainty in Brazil, the increased trade tensions over the US’s protectionist measures and their possible impact on the economy and fears of a slowdown in the global economy.

}

The Fed continued its monetary normalisation policy, raising its rates by 25 bps, while the European Central Bank announced the end of Quantitative Easing and is expected to increase its key rate in the summer of 2019.

}

In this context, the Santander share ended June at EUR 4.592, down 16.2% since the end of 2017. The main European banking indices performed similarly: the Euro Stoxx Banks and Stoxx Banks fell 15.4% and 12.4%, respectively. The Ibex 35 benchmark index of the Madrid Stock Exchange declined 4.2%, the DJ Stoxx 50 was down 4.2% and the MSCI World Banks 8.8%.

}

Santander’s total shareholder return was 14.4% lower. The main indices also fell: the Ibex 35 was down 2.1%, Euro Stoxx Banks 12.8% and Stoxx Banks 9.8%. The DJ Stoxx 50 and the MSCI World Banks were 1.6% and 7.0% lower, respectively.

}	The share price as we went to press was EUR 4.665, up 1.6% in the month.

∎	Capitalisation and trading

}	As of 29 June, Santander was the largest bank in the eurozone by market capitalisation (EUR 74,097 million).

}	The share’s weighting in the DJ Stoxx 50 was 2.1%, 7.7% in the DJ Stoxx Banks and 15.0% in the Ibex 35.

}

A total of 10,905 million Santander shares were traded in the first half for an effective value of EUR 59,418 million, the largest amount among the shares that comprise the Eurostoxx. The liquidity ratio was 68%. The daily trading volume was 86.5 million shares for an effective value of EUR 472 million.

∎	Shareholder base

}

The total number of Santander shareholders at 30 June was 4,152,125 of which 3,903,285 were European (78.34% of the capital stock) and 237,382 from the Americas (20.76%). Excluding the board of Grupo Santander, which represents 1.13% of the Bank’s capital stock, individuals hold 38.94% and institutional shareholders 59.93%.

∎THE SANTANDER SHARE. June 2018
Shareholders and trading data
Shareholders (number)	4,152,125
Shares (number)	16,136,153,582
Average daily turnover (number of shares)	86,544,805
Share liquidity (%)	68
(Number of shares traded during the year / number of shares)

Price movements during the year
Highest	6.093
Lowest	4.500
Last (29.06.18)	4.592
Market capitalisation (millions) (29.06.18)	74,097

Stock market indicators
Price / Tangible book value (X)	1.12
P/E ratio (X)	10.62
Yield* (%)	4.19
(*) Last three dividends paid and one announced / H1’18 average share price.

Financial Report 2018         39

40         Financial Report 2018

JANUARY - JUNE Appendix

∎ NET FEE INCOME. CONSOLIDATED
EUR million
	Q2’18	Q1’18	Chg. %	H1’18	H1’17	Chg. %
Fees from services	1,796	1,807	(0.6)	3,603	3,620	(0.5)
Wealth management and marketing of customer funds	896	944	(5.2)	1,840	1,705	7.9
Securities and custody	243	203	19.2	446	436	2.4
Net fee income	2,934	2,955	(0.7)	5,889	5,760	2.2

∎ OPERATING EXPENSES. CONSOLIDATED
EUR million
	Q2’18	Q1’18	Chg. %	H1’18	H1’17	Chg. %
Personnel expenses	2,960	3,000	(1.3)	5,960	5,855	1.8
General expenses	2,154	2,151	0.1	4,305	4,042	6.5
Information technology	396	366	8.1	763	621	22.8
Communications	129	132	(2.3)	262	253	3.5
Advertising	160	150	7.2	310	351	(11.8)
Buildings and premises	450	477	(5.6)	927	889	4.2
Printed and office material	31	31	0.9	62	67	(8.6)
Taxes (other than tax on profits)	144	142	1.1	287	251	14.4
Other expenses	843	853	(1.1)	1,695	1,609	5.3
Personnel and general expenses	5,114	5,151	(0.7)	10,265	9,897	3.7
Depreciation and amortisation	604	613	(1.5)	1,217	1,294	(5.9)
Operating expenses	5,718	5,764	(0.8)	11,482	11,191	2.6

∎ OPERATING MEANS. CONSOLIDATED
	Employees			Branches
	Jun-18	Jun-17	Chg.	Jun-18	Jun-17	Chg.
Continental Europe	67,000	68,337	(1,337)	6,133	6,394	(261)
o/w: Spain	32,398	33,534	(1,136)	4,469	4,511	(42)
Santander Consumer Finance	15,083	14,948	135	442	557	(115)
Poland	11,494	11,770	(276)	540	598	(58)
Portugal	6,940	7,060	(120)	672	718	(46)
United Kingdom	25,909	25,740	169	780	829	(49)
Latin America	89,076	87,797	1,279	5,899	5,839	60
o/w: Brazil	46,672	46,208	464	3,490	3,425	65
Mexico	19,079	17,886	1,193	1,402	1,400	2
Chile	12,023	11,694	329	420	407	13
Argentina	9,222	9,630	(408)	482	481	1
USA	17,191	18,008	(817)	670	763	(93)
Operating areas	199,176	199,882	(706)	13,482	13,825	(343)
Corporate Centre	1,785	1,714	71
Total Group	200,961	201,596	(635)	13,482	13,825	(343)

∎ NET LOAN-LOSS PROVISIONS. CONSOLIDATED
EUR million
	Q2’18	Q1’18	Chg. %	H1’18	H1’17	Chg. %
Non-performing loans	2,496	2,617	(4.6)	5,112	5,685	(10.1)
Country-risk	(2)	11	—	9	4	137.3
Recovery of written-off assets	(478)	(345)	38.4	(823)	(1,009)	(18.4)
Net loan-loss provisions	2,015	2,282	(11.7)	4,297	4,680	(8.2)

Financial Report 2018         41

JANUARY - JUNE Appendix

∎ LOANS AND ADVANCES TO CUSTOMERS. CONSOLIDATED
EUR million
	Jun-18	Jun-17	Absolute change	%	Dec-17
Commercial bills	30,301	27,130	3,171	11.7	29,287
Secured loans	475,428	478,695	(3,267)	(0.7)	473,935
Other term loans	261,538	257,255	4,283	1.7	257,441
Finance leases	29,804	28,038	1,766	6.3	28,511
Receivable on demand	9,936	9,386	550	5.9	6,721
Credit cards receivable	20,728	21,133	(405)	(1.9)	21,809
Impaired assets	35,150	49,361	(14,211)	(28.8)	36,280
Gross loans and advances to customers (excl. reverse repos)	862,885	870,998	(8,113)	(0.9)	853,985
Reverse repos	23,523	23,912	(389)	(1.6)	18,864
Gross loans and advances to customers	886,408	894,910	(8,502)	(1.0)	872,848
Loan-loss allowances	24,316	33,689	(9,373)	(27.8)	23,934
Loans and advances to customers	862,092	861,221	871	0.1	848,914

∎ CUSTOMER FUNDS. CONSOLIDATED
EUR million
	Jun-18	Jun-17	Absolute change	%	Dec-17
Demand deposits	535,084	513,401	21,683	4.2	525,072
Time deposits	196,154	200,383	(4,229)	(2.1)	199,650
Mutual funds	163,790	161,528	2,262	1.4	165,413
Customer deposits excl. repos + Mutual funds	895,028	875,312	19,716	2.3	890,135
Pension funds	15,900	16,065	(165)	(1.0)	16,166
Managed portfolios	27,248	27,849	(601)	(2.2)	26,393
Subtotal	938,176	919,226	18,950	2.1	932,694
Repos	43,187	50,552	(7,365)	(14.6)	53,009
Group customer funds	981,363	969,778	11,585	1.2	985,703

∎ ELIGIBLE CAPITAL (FULLY LOADED) *
EUR million
	Jun-18	Jun-17	Absolute change	%	Dec-17
Capital stock and reserves	116,371	104,855	11,516	11.0	111,362
Attributable profit	3,752	3,616	136	3.8	6,619
Dividends	(1,635)	(1,377)	(258)	18.7	(2,998)
Other retained earnings	(25,341)	(19,919)	(5,422)	27.2	(23,108)
Minority interests	6,567	7,190	(623)	(8.7)	7,228
Goodwill and intangible assets	(28,726)	(28,741)	15	(0.1)	(28,537)
Other deductions	(6,741)	(5,312)	(1,429)	26.9	(5,004)
Core CET1	64,248	60,312	3,937	6.5	65,563
Preferred shares and other eligible T1	8,824	7,064	1,760	24.9	7,730
Tier 1	73,072	67,376	5,696	8.5	73,293
Generic funds and eligible T2 instruments	11,646	14,686	(3,040)	(20.7)	14,295
Eligible capital	84,718	82,062	2,657	3.2	87,588
Risk-weighted assets	594,754	629,411	(34,657)	(5.5)	605,064

CET1 capital ratio	10.80	9.58	1.22		10.84
T1 capital ratio	12.29	10.70	1.59		12.11
Total capital ratio	14.24	13.04	1.20		14.48

(*) Including the capital increase in July 2017, CET1 capital ratio: 10.72%, Tier1: 11.84% and total ratio: 14.17%

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∎ CONTINENTAL EUROPE
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	2,479	(0.0)	0.2	4,959	17.2	17.6
Net fee income	1,118	(1.1)	(1.0)	2,249	15.9	16.1
Gains (losses) on financial transactions	96	(63.7)	(63.8)	361	23.5	24.9
Other operating income	115	(14.1)	(14.7)	249	13.3	13.7
Gross income	3,809	(5.0)	(4.9)	7,818	17.0	17.3
Operating expenses	(2,093)	(0.0)	0.1	(4,187)	21.0	21.3
General administrative expenses	(1,944)	1.7	1.8	(3,855)	19.7	20.1
Personnel	(1,037)	0.2	0.3	(2,071)	23.8	24.3
Other general administrative expenses	(907)	3.4	3.5	(1,784)	15.3	15.6
Depreciation and amortisation	(150)	(17.8)	(17.7)	(332)	37.6	38.0
Net operating income	1,715	(10.4)	(10.3)	3,631	12.7	13.0
Net loan-loss provisions	(366)	(6.3)	(6.2)	(756)	45.4	45.3
Other income	(147)	10.7	10.9	(280)	(33.4)	(33.4)
Underlying profit before tax	1,203	(13.6)	(13.5)	2,595	13.8	14.3
Tax on profit	(321)	(12.9)	(12.7)	(689)	13.2	13.5
Underlying profit from continuing operations	882	(13.9)	(13.8)	1,906	14.0	14.5
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	882	(13.9)	(13.8)	1,906	14.0	14.5
Minority interests	106	14.6	15.4	199	10.1	9.6
Underlying attributable profit to the Group	776	(16.7)	(16.6)	1,707	14.5	15.1
Net capital gains and provisions*	(260)	—	—	(260)	—	—
Attributable profit to the Group	516	(44.6)	(44.6)	1,447	(3.0)	(2.4)
(*) In Q2’18, charges related to integrations (mainly restructuring costs) net of tax impacts in Spain (EUR -280 million) and Portugal (EUR 20 million)

Balance sheet
Loans and advances to customers	380,700	0.3	0.4	380,700	(0.9)	(0.7)
Cash, central banks and credit institutions	128,865	6.8	6.7	128,865	24.7	24.8
Debt securities	90,406	(5.3)	(5.0)	90,406	(12.2)	(12.0)
o/w: designated at fair value through other comprehensive income	61,898	(5.4)	(5.2)	61,898	(18.9)	(18.7)
Other financial assets	37,650	1.3	1.3	37,650	(2.4)	(2.3)
Other assets	36,011	(1.2)	(1.3)	36,011	(9.0)	(8.9)
Total assets	673,632	0.7	0.8	673,632	0.7	0.9
Customer deposits	358,757	2.2	2.4	358,757	4.0	4.3
Central banks and credit institutions	158,965	(2.2)	(2.4)	158,965	(3.3)	(3.2)
Debt securities issued	56,996	(2.0)	(2.0)	56,996	(7.1)	(7.0)
Other financial liabilities	43,828	1.3	1.3	43,828	(4.0)	(3.9)
Other liabilities	16,393	0.6	0.7	16,393	(5.6)	(5.5)
Total liabilities	634,939	0.6	0.6	634,939	0.2	0.4
Total equity	38,694	2.6	2.9	38,694	10.3	10.9

Other managed and marketed customer funds	103,341	0.4	0.5	103,341	8.3	8.5
Mutual funds	74,934	0.1	0.3	74,934	8.3	8.5
Pension funds	15,900	(0.9)	(0.9)	15,900	(1.0)	(1.0)
Managed portfolios	12,506	3.6	3.2	12,506	23.3	23.6

Pro memoria:
Gross loans and advances to customers excl. reverse repos	386,720	1.0	1.1	386,720	(2.3)	(2.1)
Funds (customer deposits excl. repos + mutual funds)	432,133	1.8	2.0	432,133	6.0	6.3

Ratios (%) and operating means
Underlying RoTE	9.26	(1.64)		10.07	(0.01)
Efficiency ratio (with amortisations)	55.0	2.7		53.6	1.8
NPL ratio	5.68	(0.13)		5.68	(3.02)
NPL coverage	55.2	(1.6)		55.2	(4.5)
Number of employees	67,000	(0.2)		67,000	(2.0)
Number of branches	6,133	(1.7)		6,133	(4.1)

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∎ SPAIN
(EUR million)

Income statement	Q2’18	% QoQ	H1’18	% s/YoY
Net interest income	1,058	2.1	2,095	31.7
Net fee income	671	(0.3)	1,344	31.1
Gains (losses) on financial transactions	31	(84.9)	237	25.9
Other operating income	77	(47.9)	224	6.5
Gross income	1,837	(11.0)	3,900	29.4
Operating expenses	(1,123)	(1.9)	(2,268)	34.1
General administrative expenses	(1,059)	1.6	(2,102)	31.8
Personnel	(582)	(0.9)	(1,169)	39.3
Other general administrative expenses	(477)	4.9	(932)	23.5
Depreciation and amortisation	(63)	(38.4)	(166)	71.8
Net operating income	714	(22.2)	1,633	23.4
Net loan-loss provisions	(196)	(5.4)	(402)	30.8
Other income	(86)	(16.7)	(190)	48.1
Underlying profit before tax	432	(28.9)	1,040	17.2
Tax on profit	(107)	(30.4)	(260)	2.7
Underlying profit from continuing operations	326	(28.4)	780	23.0
Net profit from discontinued operations	–	–	–	–
Underlying consolidated profit	326	(28.4)	780	23.0
Minority interests	0	546.9	0	(96.0)
Underlying attributable profit to the Group	325	(28.5)	780	24.9
Net capital gains and provisions*	(280)	–	(280)	–
Attributable profit to the Group	45	(90.0)	500	(19.9)
(*) In Q2’18, restructuring costs (EUR -280 million)

Balance sheet
Loans and advances to customers	217,754	(0.7)	217,754	(5.7)
Cash, central banks and credit institutions	104,762	4.9	104,762	35.1
Debt securities	65,645	(7.5)	65,645	(17.6)
o/w: designated at fair value through other comprehensive income	46,618	(8.1)	46,618	(23.8)
Other financial assets	34,316	1.5	34,316	(3.0)
Other assets	20,209	(4.1)	20,209	(12.5)
Total assets	442,686	(0.5)	442,686	(0.9)
Customer deposits	253,650	1.9	253,650	3.7
Central banks and credit institutions	97,122	(6.3)	97,122	(9.8)
Debt securities issued	24,196	(3.2)	24,196	(13.3)
Other financial liabilities	41,520	1.7	41,520	(4.6)
Other liabilities	10,004	(2.0)	10,004	(8.1)
Total liabilities	426,491	(0.5)	426,491	(1.9)
Total equity	16,195	(0.8)	16,195	35.7

Other managed and marketed customer funds	91,289	0.8	91,289	6.7
Mutual funds	65,574	0.8	65,574	6.2
Pension funds	14,745	(0.9)	14,745	(1.3)
Managed portfolios	10,970	3.7	10,970	24.6

Pro memoria:
Gross loans and advances to customers excl. reverse repos	218,191	0.6	218,191	(7.5)
Funds (customer deposits excl. repos + mutual funds)	318,387	1.6	318,387	5.4

Ratios (%) and operating means
Underlying RoTE	8.15	(2.97)	9.65	(1.26)
Efficiency ratio (with amortisations)	61.1	5.6	58.1	2.0
NPL ratio	6.24	(0.03)	6.24	(4.28)
NPL coverage	49.0	(2.1)	49.0	(7.6)
Number of employees	32,398	(0.7)	32,398	(3.4)
Number of branches	4,469	(0.3)	4,469	(0.9)

44         Financial Report 2018

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∎ SANTANDER CONSUMER FINANCE
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	928	1.4	1.4	1,843	4.3	5.1
Net fee income	188	(12.2)	(12.1)	403	(10.7)	(10.5)
Gains (losses) on financial transactions	16	275.1	273.8	20	—	—
Other operating income	(5)	—	—	1	—	—
Gross income	1,126	(1.2)	(1.2)	2,266	2.2	2.9
Operating expenses	(507)	(0.3)	(0.3)	(1,016)	2.9	3.6
General administrative expenses	(462)	(1.4)	(1.4)	(930)	3.5	4.1
Personnel	(219)	(0.6)	(0.6)	(440)	4.1	4.8
Other general administrative expenses	(242)	(2.0)	(2.0)	(490)	2.9	3.5
Depreciation and amortisation	(46)	11.7	11.8	(86)	(2.6)	(1.9)
Net operating income	619	(1.9)	(1.8)	1,250	1.7	2.4
Net loan-loss provisions	(69)	(42.6)	(42.7)	(189)	60.6	61.1
Other income	13	(47.5)	(47.8)	36	—	—
Underlying profit before tax	563	5.2	5.3	1,098	5.5	6.3
Tax on profit	(151)	3.2	3.3	(298)	3.1	3.8
Underlying profit from continuing operations	412	6.0	6.1	800	6.4	7.3
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	412	6.0	6.1	800	6.4	7.3
Minority interests	66	0.1	0.3	131	11.1	11.0
Underlying attributable profit to the Group	346	7.2	7.2	669	5.5	6.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	346	7.2	7.2	669	5.5	6.6

Balance sheet
Loans and advances to customers	91,861	2.4	2.3	91,861	6.3	6.3
Cash, central banks and credit institutions	5,197	(12.9)	(13.3)	5,197	13.1	12.9
Debt securities	3,222	(2.4)	(2.0)	3,222	(9.0)	(8.6)
o/w: designated at fair value through other comprehensive income	1,940	5.2	6.5	1,940	(44.5)	(44.2)
Other financial assets	21	12.9	12.9	21	(30.6)	(30.7)
Other assets	3,578	(0.8)	(0.8)	3,578	2.1	2.2
Total assets	103,879	1.2	1.1	103,879	5.9	5.9
Customer deposits	36,774	(0.3)	(0.4)	36,774	3.5	3.6
Central banks and credit institutions	25,189	8.0	7.9	25,189	24.4	24.5
Debt securities issued	27,336	(2.8)	(3.0)	27,336	(4.9)	(4.9)
Other financial liabilities	995	(1.8)	(1.6)	995	0.8	0.9
Other liabilities	3,687	(3.1)	(3.1)	3,687	6.2	6.3
Total liabilities	93,980	0.9	0.8	93,980	5.6	5.7
Total equity	9,899	4.7	4.6	9,899	8.3	8.4

Other managed and marketed customer funds	8	1.2	1.2	8	5.0	5.0
Mutual funds	1	(1.6)	(1.6)	1	(4.2)	(4.2)
Pension funds	6	1.9	1.9	6	7.3	7.3
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	94,299	2.3	2.3	94,299	6.1	6.1
Funds (customer deposits excl. repos + mutual funds)	36,728	(0.3)	(0.4)	36,728	3.5	3.6

Ratios (%) and operating means
Underlying RoTE	17.45	0.81		17.03	(0.05)
Efficiency ratio (with amortisations)	45.0	0.4		44.8	0.3
NPL ratio	2.44	(0.04)		2.44	(0.17)
NPL coverage	107.7	0.5		107.7	1.2
Number of employees	15,083	0.7		15,083	0.9
Number of branches	442	(13.2)		442	(20.6)

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∎ POLAND
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	240	(2.5)	(0.6)	487	8.5	7.3
Net fee income	114	1.9	3.8	227	6.7	5.5
Gains (losses) on financial transactions	16	316.4	321.4	19	(23.7)	(24.6)
Other operating income	28	—	—	(2)	(35.5)	(36.2)
Gross income	398	19.8	21.9	731	6.9	5.7
Operating expenses	(162)	5.4	7.4	(316)	6.6	5.4
General administrative expenses	(148)	6.4	8.4	(286)	6.8	5.6
Personnel	(83)	1.1	3.1	(165)	4.9	3.8
Other general administrative expenses	(65)	14.1	16.2	(121)	9.4	8.1
Depreciation and amortisation	(14)	(3.8)	(1.9)	(30)	4.5	3.3
Net operating income	236	32.1	34.4	415	7.2	6.0
Net loan-loss provisions	(41)	(10.5)	(8.6)	(87)	43.5	41.9
Other income	(34)	162.6	166.1	(48)	(4.5)	(5.6)
Underlying profit before tax	161	34.1	36.3	281	1.4	0.3
Tax on profit	(29)	(4.9)	(3.0)	(60)	(15.9)	(16.8)
Underlying profit from continuing operations	132	47.5	49.9	221	7.4	6.2
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	132	47.5	49.9	221	7.4	6.2
Minority interests	39	49.5	51.9	65	3.1	1.9
Underlying attributable profit to the Group	93	46.7	49.1	156	9.4	8.1
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	93	46.7	49.1	156	9.4	8.1

Balance sheet
Loans and advances to customers	22,583	1.1	5.0	22,583	5.4	9.1
Cash, central banks and credit institutions	1,617	(10.1)	(6.7)	1,617	1.4	4.9
Debt securities	8,404	12.8	17.1	8,404	26.7	31.1
o/w: designated at fair value through other comprehensive income	7,115	17.0	21.5	7,115	30.8	35.4
Other financial assets	560	11.6	15.9	560	(1.8)	1.6
Other assets	1,023	(1.7)	2.1	1,023	10.6	14.5
Total assets	34,188	3.2	7.2	34,188	9.7	13.6
Customer deposits	25,668	2.7	6.7	25,668	7.9	11.7
Central banks and credit institutions	1,708	6.1	10.2	1,708	120.9	128.6
Debt securities issued	1,010	58.1	64.2	1,010	35.7	40.4
Other financial liabilities	428	32.1	37.2	428	(10.6)	(7.5)
Other liabilities	767	8.7	12.9	767	2.2	5.8
Total liabilities	29,581	4.7	8.7	29,581	11.5	15.4
Total equity	4,607	(5.1)	(1.5)	4,607	(0.2)	3.2

Other managed and marketed customer funds	3,868	(4.6)	(0.9)	3,868	5.0	8.6
Mutual funds	3,757	(4.7)	(0.9)	3,757	4.4	8.6
Pension funds	—	—	(1.0)	—	—	8.1
Managed portfolios	110	(1.5)	(1.0)	110	28.4	8.1

Pro memoria:
Gross loans and advances to customers excl. reverse repos	23,388	1.0	4.9	23,388	5.6	9.2
Funds (customer deposits excl. repos + mutual funds)	28,751	2.3	6.2	28,751	7.6	11.3

Ratios (%) and operating means
Underlying RoTE	13.01	4.09		11.00	(0.33)
Efficiency ratio (with amortisations)	40.7	(5.5)		43.2	(0.2)
NPL ratio	4.58	(0.19)		4.58	(0.08)
NPL coverage	72.1	0.1		72.1	4.6
Number of employees	11,494	(0.2)		11,494	(2.3)
Number of branches	540	(4.4)		540	(9.7)

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∎ PORTUGAL
(EUR million)

Income statement	Q2’18	% QoQ	H1’18	% YoY
Net interest income	213	(3.8)	435	25.0
Net fee income	91	(6.5)	189	8.4
Gains (losses) on financial transactions	36	61.0	58	33.1
Other operating income	6	—	6	104.4
Gross income	346	1.5	688	20.9
Operating expenses	(165)	4.0	(323)	15.0
General administrative expenses	(154)	4.4	(302)	15.5
Personnel	(95)	4.4	(187)	11.6
Other general administrative expenses	(59)	4.4	(116)	22.3
Depreciation and amortisation	(10)	(2.4)	(21)	9.1
Net operating income	182	(0.6)	364	26.6
Net loan-loss provisions	(0)	(95.5)	(8)	—
Other income	(22)	157.6	(31)	33.7
Underlying profit before tax	159	(4.2)	325	16.1
Tax on profit	(56)	43.5	(94)	116.6
Underlying profit from continuing operations	104	(18.7)	231	(2.4)
Net profit from discontinued operations	—	—	—	—
Underlying consolidated profit	104	(18.7)	231	(2.4)
Minority interests	1	0.3	1	25.0
Underlying attributable profit to the Group	103	(18.8)	230	(2.5)
Net capital gains and provisions*	20	—	20	—
Attributable profit to the Group	123	(3.0)	250	6.0
(*) In Q2’18, provisions and restructuring costs associated with inorganic operations, net of tax impacts (EUR 20 million)

Balance sheet
Loans and advances to customers	35,567	(0.4)	35,567	6.1
Cash, central banks and credit institutions	4,362	81.0	4,362	(12.1)
Debt securities	11,794	(2.2)	11,794	(6.1)
o/w: designated at fair value through other comprehensive income	5,202	(5.4)	5,202	(12.6)
Other financial assets	1,936	(2.8)	1,936	6.9
Other assets	2,454	8.7	2,454	(15.4)
Total assets	56,112	3.1	56,112	0.6
Customer deposits	37,066	5.6	37,066	4.3
Central banks and credit institutions	9,040	(3.5)	9,040	(11.9)
Debt securities issued	4,329	(1.1)	4,329	11.0
Other financial liabilities	262	11.5	262	(20.6)
Other liabilities	1,489	20.2	1,489	(14.3)
Total liabilities	52,186	3.7	52,186	0.8
Total equity	3,927	(4.4)	3,927	(1.4)

Other managed and marketed customer funds	3,900	(0.1)	3,900	14.2
Mutual funds	2,128	0.1	2,128	15.1
Pension funds	1,149	(0.9)	1,149	3.3
Managed portfolios	623	0.8	623	37.2

Pro memoria:
Gross loans and advances to customers excl. reverse repos	37,057	(1.0)	37,057	4.7
Funds (customer deposits excl. repos + mutual funds)	39,195	5.2	39,195	8.9

Ratios (%) and operating means
Underlying RoTE	10.40	(2.31)	11.59	(2.20)
Efficiency ratio (with amortisations)	47.6	1.1	47.0	(2.4)
NPL ratio	7.55	(0.74)	7.55	(1.55)
NPL coverage	52.7	(1.2)	52.7	(2.9)
Number of employees	6,940	(1.1)	6,940	(1.7)
Number of branches	672	(0.6)	672	(6.4)

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∎ UNITED KINGDOM
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	1,039	0.7	(0.1)	2,070	(7.8)	(5.7)
Net fee income	265	9.3	8.4	507	(1.2)	1.0
Gains (losses) on financial transactions	64	10.9	10.0	121	(36.2)	(34.8)
Other operating income	5	(69.9)	(70.4)	24	(15.7)	(13.8)
Gross income	1,373	1.7	0.9	2,722	(8.5)	(6.5)
Operating expenses	(763)	(0.1)	(0.9)	(1,527)	5.6	7.9
General administrative expenses	(645)	(4.0)	(4.8)	(1,316)	2.9	5.2
Personnel	(419)	5.2	4.4	(818)	18.9	21.6
Other general administrative expenses	(225)	(17.5)	(18.2)	(498)	(15.8)	(13.9)
Depreciation and amortisation	(119)	28.7	27.7	(211)	26.2	29.0
Net operating income	610	4.1	3.3	1,195	(21.8)	(20.1)
Net loan-loss provisions	(37)	(43.9)	(44.5)	(103)	81.8	85.9
Other income	(47)	(25.0)	(25.7)	(109)	(60.4)	(59.5)
Underlying profit before tax	526	15.0	14.1	983	(17.9)	(16.0)
Tax on profit	(146)	11.5	10.6	(277)	(23.0)	(21.2)
Underlying profit from continuing operations	380	16.4	15.5	705	(15.7)	(13.8)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	380	16.4	15.5	705	(15.7)	(13.8)
Minority interests	7	17.4	16.5	13	6.9	9.3
Underlying attributable profit to the Group	372	16.4	15.5	692	(16.0)	(14.1)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	372	16.4	15.5	692	(16.0)	(14.1)

Balance sheet
Loans and advances to customers	254,386	0.8	2.1	254,386	3.1	3.9
Cash, central banks and credit institutions	54,218	13.7	15.2	54,218	37.0	38.1
Debt securities	26,551	4.2	5.5	26,551	3.1	3.9
o/w: designated at fair value through other comprehensive income	15,243	31.8	33.5	15,243	41.0	42.1
Other financial assets	20,559	(6.0)	(4.8)	20,559	(19.3)	(18.7)
Other assets	10,361	(4.4)	(3.2)	10,361	(4.7)	(4.0)
Total assets	366,076	2.2	3.5	366,076	5.1	5.9
Customer deposits	219,601	(0.8)	0.5	219,601	1.4	2.2
Central banks and credit institutions	41,026	39.9	41.7	41,026	70.6	71.9
Debt securities issued	66,575	3.0	4.3	66,575	5.0	5.8
Other financial liabilities	17,280	(19.0)	(18.0)	17,280	(26.7)	(26.1)
Other liabilities	4,317	(15.9)	(14.8)	4,317	(1.3)	(0.5)
Total liabilities	348,799	2.1	3.4	348,799	5.1	5.9
Total equity	17,276	4.2	5.5	17,276	5.1	5.9

Other managed and marketed customer funds	8,508	(1.0)	0.3	8,508	0.3	1.1
Mutual funds	8,395	(1.0)	0.2	8,395	0.3	1.1
Pension funds	—	—	—	—	—	—
Managed portfolios	113	5.4	6.8	113	(0.2)	0.5

Pro memoria:
Gross loans and advances to customers excl. reverse repos	239,501	0.2	1.5	239,501	1.7	2.5
Funds (customer deposits excl. repos + mutual funds)	204,659	(1.3)	(0.0)	204,659	(1.9)	(1.1)

Ratios (%) and operating means
Underlying RoTE	10.04	0.96		9.55	(1.57)
Efficiency ratio (with amortisations)	55.6	(1.0)		56.1	7.5
NPL ratio	1.12	(0.05)		1.12	(0.11)
NPL coverage	34.0	(0.6)		34.0	1.4
Number of employees	25,909	(1.2)		25,909	0.7
Number of branches	780	(2.5)		780	(5.9)

48         Financial Report 2018

JANUARY - JUNE Appendix

∎ LATIN AMERICA
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	3,911	(0.9)	4.4	7,858	(1.3)	16.0
Net fee income	1,340	(2.6)	3.5	2,716	(2.9)	16.6
Gains (losses) on financial transactions	186	30.7	37.5	328	(41.2)	(29.6)
Other operating income	(27)	13.8	17.8	(52)	—	—
Gross income	5,409	(0.6)	5.0	10,850	(4.3)	13.2
Operating expenses	(2,002)	(2.4)	3.2	(4,052)	(7.1)	10.4
General administrative expenses	(1,819)	(1.9)	3.6	(3,674)	(7.0)	10.6
Personnel	(1,001)	(3.4)	2.1	(2,038)	(6.8)	10.5
Other general administrative expenses	(818)	(0.1)	5.5	(1,636)	(7.3)	10.8
Depreciation and amortisation	(183)	(6.5)	(1.0)	(378)	(8.4)	8.4
Net operating income	3,408	0.5	6.1	6,798	(2.6)	14.9
Net loan-loss provisions	(1,137)	(6.1)	(0.7)	(2,347)	(9.0)	6.5
Other income	(193)	24.1	34.0	(348)	(55.7)	(46.7)
Underlying profit before tax	2,078	2.6	8.0	4,104	13.6	34.0
Tax on profit	(752)	4.5	10.7	(1,471)	30.0	55.1
Underlying profit from continuing operations	1,327	1.6	6.6	2,633	6.1	24.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	1,327	1.6	6.6	2,633	6.1	24.6
Minority interests	212	2.3	5.4	419	6.4	18.8
Underlying attributable profit to the Group	1,115	1.4	6.8	2,214	6.0	25.7
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	1,115	1.4	6.8	2,214	6.0	25.7

Balance sheet
Loans and advances to customers	143,805	(3.8)	2.7	143,805	(3.1)	10.4
Cash, central banks and credit institutions	57,798	4.3	13.2	57,798	(3.6)	13.7
Debt securities	56,322	(8.1)	(1.2)	56,322	(6.2)	9.0
o/w: designated at fair value through other comprehensive income	28,392	(6.8)	0.4	28,392	(17.1)	(4.0)
Other financial assets	14,624	0.3	5.4	14,624	3.9	16.8
Other assets	16,839	(3.3)	4.4	16,839	(8.5)	7.2
Total assets	289,389	(2.9)	4.1	289,389	(3.8)	10.9
Customer deposits	141,830	(1.4)	5.8	141,830	(3.7)	11.5
Central banks and credit institutions	46,559	7.7	15.4	46,559	7.0	22.0
Debt securities issued	34,267	(6.0)	0.0	34,267	(8.7)	3.6
Other financial liabilities	31,277	(12.6)	(5.9)	31,277	(4.6)	11.1
Other liabilities	9,867	(10.6)	(3.9)	9,867	(9.0)	6.2
Total liabilities	263,800	(2.4)	4.6	263,800	(3.0)	11.8
Total equity	25,589	(7.8)	(1.5)	25,589	(11.7)	1.9

Other managed and marketed customer funds	78,380	(5.3)	2.5	78,380	(4.3)	11.7
Mutual funds	72,018	(5.9)	2.1	72,018	(4.6)	11.8
Pension funds	—	—	—	—	—	—
Managed portfolios	6,361	1.3	7.8	6,361	(0.7)	10.1

Pro memoria:
Gross loans and advances to customers excl. reverse repos	149,967	(3.6)	2.9	149,967	(2.7)	10.8
Funds (customer deposits excl. repos + mutual funds)	195,788	(3.0)	4.5	195,788	0.3	16.3

Ratios (%) and operating means
Underlying RoTE	20.44	1.18		19.89	2.37
Efficiency ratio (with amortisations)	37.0	(0.7)		37.3	(1.1)
NPL ratio	4.40	(0.03)		4.40	—
NPL coverage	96.8	(1.6)		96.8	7.6
Number of employees	89,076	(0.5)		89,076	1.5
Number of branches	5,899	(0.3)		5,899	1.0

Financial Report 2018         49

JANUARY - JUNE Appendix

∎ BRAZIL
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	2,424	(2.3)	4.9	4,906	(2.4)	17.5
Net fee income	872	(5.3)	1.8	1,792	(2.8)	17.0
Gains (losses) on financial transactions	33	(35.1)	(29.1)	83	(74.5)	(69.3)
Other operating income	(5)	(33.5)	(27.4)	(13)	—	—
Gross income	3,323	(3.5)	3.7	6,768	(6.2)	12.8
Operating expenses	(1,095)	(6.0)	1.1	(2,260)	(11.3)	6.7
General administrative expenses	(990)	(5.6)	1.5	(2,039)	(10.8)	7.3
Personnel	(558)	(7.5)	(0.4)	(1,160)	(10.6)	7.6
Other general administrative expenses	(433)	(3.2)	4.0	(879)	(11.1)	7.0
Depreciation and amortisation	(105)	(9.2)	(2.2)	(220)	(15.5)	1.6
Net operating income	2,228	(2.3)	5.0	4,508	(3.5)	16.1
Net loan-loss provisions	(750)	(8.7)	(1.7)	(1,571)	(10.8)	7.3
Other income	(170)	10.6	18.3	(325)	(54.1)	(44.8)
Underlying profit before tax	1,308	0.3	7.6	2,612	18.6	42.6
Tax on profit	(578)	6.4	13.9	(1,122)	40.0	68.4
Underlying profit from continuing operations	730	(4.1)	3.1	1,490	6.3	27.9
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	730	(4.1)	3.1	1,490	6.3	27.9
Minority interests	83	(1.0)	6.3	167	5.4	26.8
Underlying attributable profit to the Group	647	(4.5)	2.7	1,324	6.4	28.0
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	647	(4.5)	2.7	1,324	6.4	28.0

Balance sheet
Loans and advances to customers	65,258	(6.3)	2.7	65,258	(5.8)	12.4
Cash, central banks and credit institutions	34,614	3.6	13.6	34,614	(8.4)	9.3
Debt securities	38,191	(10.8)	(2.2)	38,191	(4.7)	13.7
o/w: designated at fair value through other comprehensive income	19,200	(8.1)	0.7	19,200	(13.0)	3.8
Other financial assets	5,481	(14.0)	(5.7)	5,481	(4.7)	13.7
Other assets	11,436	(2.8)	6.5	11,436	(8.9)	8.7
Total assets	154,981	(5.5)	3.6	154,981	(6.4)	11.7
Customer deposits	67,504	(1.7)	7.8	67,504	(5.8)	12.5
Central banks and credit institutions	30,637	10.4	21.0	30,637	23.7	47.7
Debt securities issued	17,818	(13.3)	(5.0)	17,818	(24.3)	(9.7)
Other financial liabilities	18,510	(23.9)	(16.6)	18,510	(13.4)	3.4
Other liabilities	6,323	(14.5)	(6.2)	6,323	(14.5)	2.1
Total liabilities	140,792	(5.3)	3.8	140,792	(5.3)	13.0
Total equity	14,189	(7.1)	1.8	14,189	(15.6)	0.7

Other managed and marketed customer funds	55,569	(5.8)	3.2	55,569	(5.2)	13.2
Mutual funds	51,777	(6.4)	2.7	51,777	(5.4)	12.9
Pension funds	—	—	—	—	—	—
Managed portfolios	3,792	2.2	12.0	3,792	(2.6)	16.2

Pro memoria:
Gross loans and advances to customers excl. reverse repos	69,475	(6.2)	2.8	69,475	(5.3)	13.0
Funds (customer deposits excl. repos + mutual funds)	106,121	(3.7)	5.6	106,121	3.4	23.4

Ratios (%) and operating means
Underlying RoTE	20.10	0.25		19.98	3.59
Efficiency ratio (with amortisations)	32.9	(0.9)		33.4	(1.9)
NPL ratio	5.26	—		5.26	(0.10)
NPL coverage	108.7	(1.7)		108.7	13.2
Number of employees	46,672	(1.5)		46,672	1.0
Number of branches	3,490	0.2		3,490	1.9

50         Financial Report 2018

JANUARY - JUNE Appendix

∎ MEXICO
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	653	0.6	0.9	1,301	1.1	11.1
Net fee income	188	0.7	1.0	376	0.6	10.6
Gains (losses) on financial transactions	55	208.6	209.3	72	(16.7)	(8.4)
Other operating income	(28)	21.6	22.0	(50)	465.8	521.8
Gross income	868	4.5	4.8	1,699	(2.2)	7.4
Operating expenses	(363)	6.7	7.0	(703)	3.3	13.5
General administrative expenses	(330)	7.2	7.6	(639)	3.3	13.5
Personnel	(167)	6.5	6.9	(323)	3.4	13.6
Other general administrative expenses	(164)	7.9	8.3	(316)	3.1	13.3
Depreciation and amortisation	(32)	1.2	1.5	(64)	3.9	14.2
Net operating income	505	2.9	3.2	996	(5.8)	3.5
Net loan-loss provisions	(189)	(5.8)	(5.5)	(389)	(18.8)	(10.8)
Other income	(12)	274.8	275.6	(15)	41.7	55.7
Underlying profit before tax	305	6.0	6.3	593	4.3	14.6
Tax on profit	(67)	5.9	6.3	(129)	7.7	18.4
Underlying profit from continuing operations	238	6.0	6.4	463	3.4	13.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	238	6.0	6.4	463	3.4	13.6
Minority interests	54	7.6	7.9	104	6.5	17.0
Underlying attributable profit to the Group	184	5.6	5.9	359	2.5	12.6
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	184	5.6	5.9	359	2.5	12.6

Balance sheet
Loans and advances to customers	28,431	0.7	2.3	28,431	(1.7)	9.3
Cash, central banks and credit institutions	13,315	15.8	17.7	13,315	7.1	19.0
Debt securities	12,314	0.7	2.3	12,314	(11.3)	(1.4)
o/w: designated at fair value through other comprehensive income	4,141	6.8	8.5	4,141	(44.0)	(37.7)
Other financial assets	6,176	18.6	20.5	6,176	1.3	12.6
Other assets	2,762	5.8	7.5	2,762	(5.9)	4.6
Total assets	62,999	5.4	7.1	62,999	(2.0)	9.0
Customer deposits	33,310	3.3	5.0	33,310	2.0	13.4
Central banks and credit institutions	8,434	3.4	5.0	8,434	(27.4)	(19.3)
Debt securities issued	5,931	6.8	8.5	5,931	18.8	32.0
Other financial liabilities	8,016	18.4	20.3	8,016	2.3	13.8
Other liabilities	2,167	17.6	19.4	2,167	16.5	29.5
Total liabilities	57,857	6.0	7.7	57,857	(1.9)	9.1
Total equity	5,142	(1.4)	0.1	5,142	(3.4)	7.4

Other managed and marketed customer funds	10,588	(0.1)	1.5	10,588	(0.2)	11.0
Mutual funds	10,588	(0.1)	1.5	10,588	(0.2)	11.0
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	29,212	1.8	3.4	29,212	(1.2)	9.8
Funds (customer deposits excl. repos + mutual funds)	39,039	2.5	4.1	39,039	(1.7)	9.2

Ratios (%) and operating means
Underlying RoTE	20.33	0.75		19.99	0.39
Efficiency ratio (with amortisations)	41.8	0.9		41.4	2.2
NPL ratio	2.58	(0.10)		2.58	—
NPL coverage	116.1	2.6		116.1	2.3
Number of employees	19,079	2.7		19,079	6.7
Number of branches	1,402	0.1		1,402	0.1

Financial Report 2018         51

JANUARY - JUNE Appendix

∎ CHILE
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	495	1.0	1.2	985	1.1	4.9
Net fee income	117	5.7	5.9	227	10.0	14.1
Gains (losses) on financial transactions	28	(7.7)	(7.6)	58	(43.7)	(41.6)
Other operating income	2	(76.9)	(76.8)	12	142.3	151.3
Gross income	642	0.3	0.4	1,282	(0.5)	3.2
Operating expenses	(272)	5.4	5.6	(530)	1.2	4.9
General administrative expenses	(245)	6.0	6.2	(477)	1.0	4.7
Personnel	(152)	10.3	10.5	(290)	1.0	4.7
Other general administrative expenses	(93)	(0.3)	(0.1)	(187)	1.1	4.8
Depreciation and amortisation	(27)	0.2	0.4	(53)	2.6	6.4
Net operating income	370	(3.2)	(3.0)	752	(1.6)	2.0
Net loan-loss provisions	(115)	(5.6)	(5.5)	(236)	(3.4)	0.2
Other income	32	48.2	48.4	54	520.6	543.6
Underlying profit before tax	287	1.8	1.9	570	7.7	11.7
Tax on profit	(56)	(6.2)	(6.1)	(115)	18.9	23.3
Underlying profit from continuing operations	232	3.9	4.1	454	5.2	9.1
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	232	3.9	4.1	454	5.2	9.1
Minority interests	74	2.0	2.2	146	7.9	12.0
Underlying attributable profit to the Group	158	4.8	5.0	308	4.0	7.9
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	158	4.8	5.0	308	4.0	7.9

Balance sheet
Loans and advances to customers	38,239	1.2	3.1	38,239	8.3	8.3
Cash, central banks and credit institutions	3,892	(3.1)	(1.2)	3,892	(1.7)	(1.7)
Debt securities	4,191	(1.5)	0.5	4,191	10.7	10.8
o/w: designated at fair value through other comprehensive income	3,834	(4.7)	(2.8)	3,834	34.0	34.0
Other financial assets	2,933	(0.8)	1.1	2,933	33.2	33.2
Other assets	1,830	(13.7)	(12.0)	1,830	2.6	2.7
Total assets	51,084	(0.1)	1.8	51,084	8.6	8.6
Customer deposits	26,533	0.5	2.5	26,533	5.1	5.1
Central banks and credit institutions	5,241	10.2	12.3	5,241	5.8	5.9
Debt securities issued	9,931	1.2	3.1	9,931	14.3	14.4
Other financial liabilities	3,896	4.0	6.0	3,896	46.5	46.5
Other liabilities	901	(31.9)	(30.6)	901	(8.1)	(8.0)
Total liabilities	46,502	1.0	3.0	46,502	9.3	9.4
Total equity	4,582	(10.4)	(8.6)	4,582	1.6	1.6

Other managed and marketed customer funds	10,205	0.9	2.9	10,205	0.9	1.0
Mutual funds	7,636	1.2	3.1	7,636	0.5	0.6
Pension funds	—	—	—	—	—	—
Managed portfolios	2,570	0.2	2.1	2,570	2.2	2.2

Pro memoria:
Gross loans and advances to customers excl. reverse repos	39,396	1.0	3.0	39,396	8.4	8.4
Funds (customer deposits excl. repos + mutual funds)	34,126	0.7	2.7	34,126	4.4	4.5

Ratios (%) and operating means
Underlying RoTE	19.10	1.91		18.25	0.30
Efficiency ratio (with amortisations)	42.4	2.1		41.3	0.7
NPL ratio	4.86	(0.14)		4.86	(0.14)
NPL coverage	60.0	(1.0)		60.0	1.8
Number of employees	12,023	0.0		12,023	2.8
Number of branches	420	(2.1)		420	3.2

52         Financial Report 2018

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∎ ARGENTINA
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	234	9.2	23.5	447	(7.7)	40.4
Net fee income	133	3.4	17.3	263	(17.2)	25.8
Gains (losses) on financial transactions	58	61.0	78.8	94	36.9	108.2
Other operating income	5	—	—	3	(34.3)	(0.2)
Gross income	430	14.1	28.6	807	(7.8)	40.2
Operating expenses	(207)	(5.1)	8.1	(425)	(13.3)	31.9
General administrative expenses	(189)	(5.1)	8.2	(389)	(14.6)	29.9
Personnel	(91)	(11.1)	1.8	(192)	(13.7)	31.2
Other general administrative expenses	(99)	1.2	14.9	(196)	(15.4)	28.7
Depreciation and amortisation	(18)	(5.9)	7.3	(37)	3.2	57.0
Net operating income	223	40.4	56.8	382	(0.8)	50.8
Net loan-loss provisions	(75)	51.8	68.9	(125)	74.0	164.7
Other income	(41)	138.9	162.0	(58)	69.2	157.3
Underlying profit before tax	107	16.2	31.0	200	(28.5)	8.7
Tax on profit	(36)	38.5	54.7	(61)	(28.2)	9.2
Underlying profit from continuing operations	72	7.7	21.8	138	(28.7)	8.4
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	72	7.7	21.8	138	(28.7)	8.4
Minority interests	1	22.9	38.1	1	(22.6)	17.8
Underlying attributable profit to the Group	71	7.6	21.7	137	(28.7)	8.4
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	71	7.6	21.7	137	(28.7)	8.4

Balance sheet
Loans and advances to customers	7,548	(3.9)	29.8	7,548	(11.2)	57.1
Cash, central banks and credit institutions	3,647	(13.8)	16.5	3,647	1.3	79.3
Debt securities	941	11.2	50.3	941	11.3	97.0
o/w: designated at fair value through other comprehensive income	660	(13.2)	17.2	660	9.2	93.3
Other financial assets	25	96.2	165.1	25	68.0	197.4
Other assets	573	(10.7)	20.6	573	(29.6)	24.7
Total assets	12,734	(6.3)	26.6	12,734	(7.6)	63.6
Customer deposits	9,337	(7.4)	25.2	9,337	(12.7)	54.6
Central banks and credit institutions	996	10.3	49.1	996	223.9	473.2
Debt securities issued	536	8.2	46.2	536	100.9	255.6
Other financial liabilities	818	(5.7)	27.4	818	(8.9)	61.3
Other liabilities	238	6.6	44.0	238	(31.3)	21.6
Total liabilities	11,925	(5.1)	28.2	11,925	(4.7)	68.7
Total equity	809	(20.4)	7.5	809	(36.2)	13.0

Other managed and marketed customer funds	1,989	(35.0)	(12.1)	1,989	(22.1)	37.9
Mutual funds	1,989	(35.0)	(12.1)	1,989	(22.1)	37.9
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	7,417	(4.2)	29.5	7,417	(10.1)	59.0
Funds (customer deposits excl. repos + mutual funds)	11,325	(13.8)	16.5	11,325	(14.5)	51.3

Ratios (%) and operating means
Underlying RoTE	33.62	5.25		31.02	(1.44)
Efficiency ratio (with amortisations)	48.1	(9.7)		52.7	(3.3)
NPL ratio	2.40	(0.14)		2.40	0.19
NPL coverage	121.5	0.2		121.5	11.6
Number of employees	9,222	0.5		9,222	(4.2)
Number of branches	482	—		482	0.2

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∎ UNITED STATES
(EUR million)
		QoQ			YoY
Income statement	Q2’18	%	% excl. FX	H1’18%		% excl. FX
Net interest income	1,281	4.9	1.7	2,501	(16.0)	(6.1)
Net fee income	219	2.3	(0.8)	434	(17.1)	(7.3)
Gains (losses) on financial transactions	23	43.1	39.2	39	94.9	117.9
Other operating income	147	15.4	12.0	274	14.6	28.1
Gross income	1,670	5.8	2.6	3,248	(13.6)	(3.4)
Operating expenses	(737)	0.3	(2.9)	(1,473)	(12.5)	(2.1)
General administrative expenses	(679)	0.2	(3.0)	(1,357)	(10.4)	0.1
Personnel	(382)	(3.7)	(6.8)	(779)	(10.7)	(0.2)
Other general administrative expenses	(297)	5.7	2.5	(578)	(10.1)	0.5
Depreciation and amortisation	(58)	1.3	(1.9)	(115)	(30.9)	(22.8)
Net operating income	932	10.6	7.3	1,775	(14.5)	(4.5)
Net loan-loss provisions	(445)	(23.1)	(25.8)	(1,024)	(32.0)	(24.0)
Other income	(50)	120.1	115.1	(73)	28.3	43.4
Underlying profit before tax	437	81.2	76.8	678	32.2	47.8
Tax on profit	(139)	107.2	102.3	(206)	46.6	63.9
Underlying profit from continuing operations	298	71.2	67.0	472	26.7	41.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	298	71.2	67.0	472	26.7	41.7
Minority interests	88	79.2	74.8	137	6.4	18.9
Underlying attributable profit to the Group	210	68.1	63.9	335	37.5	53.7
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	210	68.1	63.9	335	37.5	53.7

Balance sheet
Loans and advances to customers	76,188	10.3	4.3	76,188	(0.6)	1.5
Cash, central banks and credit institutions	11,661	(0.3)	(5.7)	11,661	(25.0)	(23.4)
Debt securities	14,349	5.1	(0.6)	14,349	(19.5)	(17.7)
o/w: designated at fair value through other comprehensive income	10,951	3.6	(2.0)	10,951	(30.1)	(28.6)
Other financial assets	4,316	34.7	27.5	4,316	56.5	59.9
Other assets	13,307	11.6	5.6	13,307	5.0	7.3
Total assets	119,821	9.4	3.5	119,821	(4.5)	(2.4)
Customer deposits	54,005	6.2	0.4	54,005	(2.7)	(0.6)
Central banks and credit institutions	13,356	11.6	5.6	13,356	(31.4)	(29.9)
Debt securities issued	28,517	11.9	5.9	28,517	4.9	7.1
Other financial liabilities	3,957	44.5	36.8	3,957	23.9	26.6
Other liabilities	3,630	10.1	4.2	3,630	(16.7)	(14.9)
Total liabilities	103,466	9.7	3.8	103,466	(5.7)	(3.7)
Total equity	16,355	7.4	1.7	16,355	3.7	5.9

Other managed and marketed customer funds	16,703	5.7	(0.0)	16,703	(3.0)	(0.9)
Mutual funds	8,436	5.7	0.0	8,436	(0.3)	1.9
Pension funds	—	—	—	—	—	—
Managed portfolios	8,267	5.6	(0.0)	8,267	(5.7)	(3.6)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	79,562	10.1	4.1	79,562	(1.0)	1.1
Funds (customer deposits excl. repos + mutual funds)	62,210	6.0	0.3	62,210	(2.4)	(0.3)

Ratios (%) and operating means
Underlying RoTE	6.30	2.37		5.13	1.50
Efficiency ratio (with amortisations)	44.2	(2.4)		45.3	0.6
NPL ratio	2.91	0.05		2.91	0.27
NPL coverage	156.9	(12.2)		156.9	(26.2)
Number of employees	17,191	(0.3)		17,191	(4.5)
Number of branches	670	(1.3)		670	(12.2)

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CORPORATE CENTRE
(EUR million)

Income statement	Q2’18	Q1’18%		H1’18	H1’17%
Net interest income	(233)	(224)	3.8	(457)	(407)	12.2
Net fee income	(9)	(9)	(0.5)	(17)	(14)	23.8
Gains (losses) on financial transactions	(8)	12	—	5	(200)	—
Other operating income	(1)	(6)	(89.2)	(7)	(59)	(88.7)
Gross income	(250)	(227)	10.2	(476)	(681)	(30.1)
Operating expenses	(122)	(121)	1.1	(243)	(238)	2.4
Net operating income	(372)	(348)	7.0	(719)	(919)	(21.7)
Net loan-loss provisions	(30)	(37)	(17.6)	(67)	(16)	328.5
Other income	(50)	(43)	17.9	(93)	(84)	9.9
Underlying profit before tax	(452)	(427)	6.0	(879)	(1,018)	(13.7)
Tax on profit	(21)	6	—	(16)	(13)	18.3
Underlying profit from continuing operations	(474)	(421)	12.5	(895)	(1,032)	(13.3)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	(474)	(421)	12.5	(895)	(1,032)	(13.3)
Minority interests	1	0	—	1	(1)	—
Underlying attributable profit to the Group	(475)	(421)	12.7	(896)	(1,031)	(13.1)
Net capital gains and provisions*	(40)	—	—	(40)	—	—
Attributable profit to the Group	(515)	(421)	22.2	(936)	(1,031)	(9.2)
(*) In Q2’18, restructuring costs (EUR -40 million)

Balance sheet
Debt securities	351	1,691	(79.2)	351	2,009	(82.5)
Goodwill	25,035	25,612	(2.3)	25,035	26,070	(4.0)
Capital assigned to Group areas	83,825	84,775	(1.1)	83,825	80,903	3.6
Other financial assets	16,722	15,902	5.2	16,722	8,040	108.0
Other assets	14,561	14,023	3.8	14,561	14,814	(1.7)
Total assets	140,494	142,002	(1.1)	140,494	131,837	6.6
Debt securities issued	40,421	39,223	3.1	40,421	34,279	17.9
Other financial liabilities	1,957	1,959	(0.1)	1,957	3,006	(34.9)
Other liabilities	7,761	7,849	(1.1)	7,761	8,968	(13.5)
Total liabilities	50,140	49,031	2.3	50,140	46,253	8.4
Total equity	90,355	92,971	(2.8)	90,355	85,583	5.6

Other managed and marketed customer funds	7	2	185.0	7	53	(87.3)
Mutual funds	7	2	185.0	7	53	(87.3)
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	—	—	—

Resources
Number of employees	1,785	1,744	2.4	1,785	1,714	4.1

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RETAIL BANKING
(EUR million)
		QoQ			YoY

Income statement	Q2’18%		% excl. FX	H1’18%		% excl. FX
Net interest income	8,070	0.4	2.3	16,104	0.8	10.7
Net fee income	2,259	(1.1)	1.8	4,543	(0.9)	10.0
Gains (losses) on financial transactions	134	3.6	2.1	263	(28.8)	(25.4)
Other operating income	180	(19.7)	(22.0)	404	23.4	33.2
Gross income	10,643	(0.3)	1.7	21,315	0.3	10.3
Operating expenses	(4,858)	(0.6)	1.0	(9,744)	1.6	11.1
Net operating income	5,785	(0.0)	2.3	11,571	(0.8)	9.6
Net loan-loss provisions	(1,911)	(11.5)	(9.5)	(4,072)	(4.2)	8.6
Other income	(377)	10.8	15.0	(718)	(50.4)	(45.0)
Underlying profit before tax	3,497	6.4	8.7	6,782	13.8	23.2
Tax on profit	(1,132)	8.4	11.6	(2,177)	20.2	31.5
Underlying profit from continuing operations	2,364	5.5	7.3	4,605	11.0	19.6
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	2,364	5.5	7.3	4,605	11.0	19.6
Minority interests	361	16.9	18.1	669	9.4	17.4
Underlying attributable profit to the Group	2,003	3.7	5.6	3,935	11.2	20.0
Net capital gains and provisions*	(260)	—	—	(260)	—	—
Attributable profit to the Group	1,743	(9.8)	(8.0)	3,675	3.9	12.0
(*) In Q2’18, charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million) and Portugal (EUR 20 million)

CORPORATE & INVESTMENT BANKING
(EUR million)
		QoQ			YoY
Income statement	Q2’18%		% excl. FX	H1’18%		% excl. FX
Net interest income	541	(1.9)	0.5	1,092	(13.3)	(4.2)
Net fee income	399	(1.1)	0.9	803	(3.9)	4.0
Gains (losses) on financial transactions	219	(36.0)	(33.9)	561	(16.3)	(4.5)
Other operating income	58	67.7	67.6	93	(35.3)	(33.0)
Gross income	1,217	(8.6)	(6.4)	2,549	(12.4)	(3.4)
Operating expenses	(503)	(4.5)	(3.4)	(1,029)	3.5	11.6
Net operating income	715	(11.3)	(8.4)	1,520	(20.6)	(11.4)
Net loan-loss provisions	(49)	(30.8)	(28.5)	(120)	(67.6)	(64.4)
Other income	(39)	—	—	(41)	109.3	132.4
Underlying profit before tax	627	(14.5)	(11.5)	1,360	(10.9)	(0.2)
Tax on profit	(192)	(9.2)	(6.0)	(404)	(1.3)	11.0
Underlying profit from continuing operations	434	(16.7)	(13.8)	956	(14.4)	(4.2)
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	434	(16.7)	(13.8)	956	(14.4)	(4.2)
Minority interests	44	14.6	19.1	82	(20.1)	(10.4)
Underlying attributable profit to the Group	390	(19.2)	(16.4)	873	(13.8)	(3.6)
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	390	(19.2)	(16.4)	873	(13.8)	(3.6)

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∎ WEALTH MANAGEMENT
(EUR million)
			QoQ		YoY
Income statement	Q2’18	%	% excl. FX	H1’18	%	% excl. FX
Net interest income	107	6.5	6.7	207	1.5	11.9
Net fee income	284	2.7	3.6	560	58.0	67.3
Gains (losses) on financial transactions	16	71.2	74.7	25	27.9	37.9
Other operating income	(9)	23.9	29.0	(16)	—	—
Gross income	398	4.9	5.6	776	27.4	37.0
Operating expenses	(188)	3.1	3.1	(370)	37.3	48.5
Net operating income	210	6.7	8.0	406	19.5	28.0
Net loan-loss provisions	(0)	(98.9)	(99.3)	(5)	—	—
Other income	(4)	229.5	231.9	(5)	18.3	22.1
Underlying profit before tax	206	7.9	9.3	397	16.7	24.9
Tax on profit	(59)	3.0	4.3	(116)	33.5	43.2
Underlying profit from continuing operations	147	10.0	11.4	282	11.0	18.7
Net profit from discontinued operations	—	—	—	—	—	—
Underlying consolidated profit	147	10.0	11.4	282	11.0	18.7
Minority interests	9	4.7	8.0	17	37.0	49.2
Underlying attributable profit to the Group	139	10.4	11.6	264	9.6	17.1
Net capital gains and provisions	—	—	—	—	—	—
Attributable profit to the Group	139	10.4	11.6	264	9.6	17.1

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ALTERNATIVE PERFORMANCE MEASURES (APM)

Below we set out information on alternative performance measures in order to comply with the Guidelines on Alternative Performance Measures published by the European Securities and Markets Authority, ESMA, on 5 October 2015 (Guidelines on Alternative Performance Measures, ESMA/2015/1415en).

•

The Group uses the following indicators for managing its business. They enable profitability and efficiency, credit portfolio quality, the volume of tangible equity per share and the net loan-to-deposit ratio to be measured, analysing their evolution over time and comparing them with those of our competitors.

–

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

–	The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

–	The capitalisation indicator provides information on the volume of tangible equity per share.

–

Other indicators are also included. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

•	Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for the first half of 2018 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of June 2018 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on page 9.

•	Impact of non-recurring items on the consolidated profit and loss accounts

With regard to the results, a summary of the consolidated profit and loss accounts for the first halves of 2018 and 2017 can be found on page 63. In these accounts, results are included in their corresponding accounting item, even when, in the Group’s opinion, they distort the comparison between periods.

Therefore, summarised profit and loss accounts for the first half of 2018 and of 2017 and for the previous two quarters of 2018 on page 10. In these accounts, results, including those of said items, net of tax and minority interests, are included in a separate line which the Group names net capital gains and provisions just above the Group’s attributable profit. The Group believes that this statement explains more clearly the changes in the income statement. Those capital gains and provisions considered as non-recurring are subtracted from each of the income statement lines where they were naturally recorded.

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Additionally, for informational purposes, the following table reconciles attributable profit by isolating the non-recurring impacts in the given periods. Further information on “net capital gains and provisions” is included on pages 10 and 11.

∎ ADJUSTED ATTRIBUTABLE PROFIT TO THE GROUP
EUR Million
	Q2’18	Q1’18	Var. (%)	H1’18	H1’17	Var. (%)
Unadjusted attributable profit to the Santander Group	1,698	2,054	-17%	3,752	3,616	+4%
(-) Net capital gains and provisions	(300)	—	—	(300)	—	—
Adjusted attributable profit to the Santander Group	1,998	2,054	-3%	4,052	3,616	+12%

The definitions of each of the previously-mentioned indicators and how they are calculated are given below:

Profitability and Efficiency
Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Group’s attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of a its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Group’s underlying attributable profit Average stockholders’ equity* (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding net capital gains and provisions.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding net capital gains and provisions) to the bank’s risk weighted assets.

Efficiency	Operating expenses** Gross income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

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Credit risk
Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans ratio)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk***	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.
Market Capitalisation
Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value**** Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Other indicators
Ratio	Formula	Relevance of the metric

LtD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + Fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Grupo Santander profits

(*) Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Group attributable profit + Dividends

(**) Operating expenses: General administrative expenses + Depreciation and amortisation

(***) Total risk = Total loans & advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities

(****) Tangible book value = Stockholders’ equity - intangible assets

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Finally, below the numerical value of each indicator is given for each period.

Profitability and efficiency	Q2’18	Q1’18	H1’18	H1’17

RoE	8.13%	8.67%	8.24%	7.97%
Attributable profit to the Group	7,692	8,216	7,804	7,232
Average stockholders’ equity (excluding minority interests)	94,607	94,793	94,662	90,783

RoTE	11.61%	12.42%	11.79%	11.82%
Attributable profit to the Group	7,692	8,216	7,804	7,232
Average stockholders’ equity (excl. minority interests) - intangible assets	66,280	66,163	66,190	61,168

Underlying RoTE	12.06%	12.42%	12.24%	11.82%
Underlying attributable profit to the Group	7,992	8,216	8,104	7,232
Average stockholders’ equity (excl. minority interests) - intangible assets	66,280	66,163	66,190	61,168

RoA	0.65%	0.67%	0.65%	0.64%
Consolidated profit	9,348	9,636	9,342	8,661
Average total assets	1,437,163	1,439,732	1,438,444	1,362,352

RoRWA	1.55%	1.59%	1.55%	1.45%
Consolidated profit	9,348	9,636	9,342	8,661
Average risk weighted assets	601,729	604,296	603,424	595,335

Underlying RoRWA	1.60%	1.59%	1.60%	1.45%
Underlying consolidated profit	9,648	9,636	9,642	8,661
Average risk weighted assets	601,729	604,296	603,424	595,335

Efficiency ratio	47.6%	47.4%	47.5%	46.5%
Operating expenses	5,718	5,764	11,482	11,191
Gross income	12,011	12,151	24,162	24,078

Credit risk	Jun-18	Mar-18	Jun-18	Jun-17

NPL ratio	3.92%	4.02%	3.92%	5.37%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	36,654	37,408	36,654	50,714
Total risk	934,388	930,477	934,388	943,583

Coverage ratio	68.6%	70.0%	68.6%	67.7%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	25,148	26,173	25,148	34,314
Non-performing loans and advances to customers customer guarantees and customer commitments granted	36,654	37,408	36,654	50,714

Cost of credit	0.99%	1.04%	0.99%	1.17%
Allowances for loan-loss provisions over the last 12 months	8,729	8,994	8,729	9,584
Average loans and advances to customers over the last 12 months	880,332	868,747	880,332	815,941

Market capitalisation	Jun-18	Mar-18	Jun-18	Jun-17

TNAV (tangible book value) per share	4.10	4.12	4.10	4.06
Tangible book value	66,157	66,445	66,157	60,140
Number of shares excl. treasury stock (million)*	16,125	16,129	16,125	14,821

Others	Jun-18	Mar-18	Jun-18	Jun-17

Loan-to-deposit ratio	111%	112%	111%	113%
Net loans and advances to customers	862,092	856,628	862,092	861,221
Customer deposits	774,425	767,340	774,425	764,336

	Q2’18	Q1’18	H1’18	H1’17

PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	264	249	514	458
Profit after taxes	148	133	282	237
Net fee income net of tax	116	116	232	221

(*).- June 2017 data adjusted for the capital increase in July 2017, to enable like-on-like comparisons with March and June 2018 data.

Notes:

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from March to June in Q2 and December to March in Q1), and the 7 months from December to June in the case of H1 data.

2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the consolidated annualised profit, to which said results are added without annualising.

4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

Financial Report 2018         61

JANUARY - JUNE Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

• CONSOLIDATED INCOME STATEMENT

• CONSOLIDATED BALANCE SHEET

NOTE:

The financial information for the first six months of 2018 and 2017 (attached herewith) corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

∎ CONDENSED CONSOLIDATED INCOME STATEMENT (EUR Million)
	H1’18	H1’17
Interest income	26,904	28,632
Interest expense	(9,973)	(11,624)
Net interest income	16,931	17,008
Dividend income	264	279
Share of results of entities accounted for using the equity method	354	293
Commission income	7,475	7,261
Commission expense	(1,586)	(1,501)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	326	276
Gain or losses on financial assets and liabilities held for trading, net	1,197	1,055
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	56
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	132	(47)
Gain or losses from hedge accounting, net	33	(8)
Exchange differences, net	(890)	(416)
Other operating income	813	807
Other operating expenses	(979)	(944)
Income from assets under insurance and reinsurance contracts	1,756	1,378
Expenses from liabilities under insurance and reinsurance contracts	(1,720)	(1,361)
Gross income	24,162	24,080
Administrative expenses	(10,265)	(9,897)
Staff costs	(5,960)	(5,855)
Other general administrative expenses	(4,305)	(4,042)
Depreciation and amortisation cost	(1,217)	(1,294)
Provisions or reversal of provisions, net	(1,262)	(1,377)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(4,352)	(4,713)
Financial assets at fair value with changes in other comprehensive income	(1)
Financial assets at amortized cost	(4,351)
Financial assets measured at cost		(7)
Financial assets available-for-sale		—
Loans and receivables		(4,706)
Held-to-maturity investments		—
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(96)	(97)
Tangible assets	(33)	(28)
Intangible assets	(64)	(40)
Others	1	(29)
Gain or losses on non financial assets and investments, net	23	26
Negative goodwill recognised in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(94)	(143)
Profit or loss before tax from continuing operations	6,899	6,585
Tax expense or income from continuing operations	(2,378)	(2,254)
Profit for the period from continuing operations	4,521	4,331
Profit or loss after tax from discontinued operations	—	—
Profit for the period	4,521	4,331
Profit attributable to non-controlling interests	769	715
Profit attributable to the parent	3,752	3,616

Earnings per share
Basic	0.22	0.23
Diluted	0.22	0.23

62         Financial Report 2018

JANUARY - JUNE Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR Million)
Assets	Jun-18	Dec-17	Jun-17
Cash, cash balances at central banks and other deposits on demand	107,687	110,995	83,691
Financial assets held for trading	112,947	125,458	132,348
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	30,793	50,891	40,146
Non-trading financial assets mandatorily at fair value through profit or loss	5,263
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	—
Financial assets designated at fair value through profit or loss	48,043	34,782	41,398
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	5,831	5,766	7,082
Financial assets at fair value through other comprehensive income	120,831
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	32,499
Financial assets available-for-sale		133,271	143,561
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		43,079	44,630
Financial assets at amortised cost	922,948
Memorandum items:lent or delivered as guarantee with disposal or pledge rights	23,176
Loans and receivables		903,013	908,053
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		8,147	11,052
Investments held-to-maturity		13,491	13,789
Memorandum items:lent or delivered as guarantee with disposal or pledge rights		6,996	7,081
Hedging derivates	8,348	8,537	9,496
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,143	1,287	1,419
Investments	9,262	6,184	6,787
Joint ventures companies	2,047	1,987	2,586
Associated entities	7,215	4,197	4,201
Assets under insurance or reinsurance contracts	345	341	342
Tangible assets	23,461	22,974	22,796
Property, plant and equipment	21,792	20,650	20,567
For own-use	7,787	8,279	8,267
Leased out under an operating lease	14,005	12,371	12,300
Investment property	1,669	2,324	2,229
Of which Leased out under an operating lease	1,272	1,332	1,358
Memorandum ítems:acquired in financial lease	96	96	88
Intangible assets	27,893	28,683	28,628
Goodwill	25,035	25,769	26,070
Other intangible assets	2,858	2,914	2,558
Tax assets	30,051	30,243	30,743
Current tax assets	6,403	7,033	6,183
Deferred tax assets	23,648	23,210	24,560
Other assets	10,068	9,766	10,032
Insurance contracts linked to pensions	223	239	423
Inventories	164	1,964	1,127
Other	9,681	7,563	8,482
Non-current assets held for sale	5,543	15,280	12,177
TOTAL ASSETS	1,433,833	1,444,305	1,445,260

Financial Report 2018         63

JANUARY - JUNE Condensed consolidated financial statements

∎ CONDENSED CONSOLIDATED BALANCE SHEET (EUR Million)
Liabilities and equity	Jun-18	Dec-17	Jun-17
Financial liabilities held for trading	75,350	107,624	96,137
Financial liabilities designated at fair value through profit or loss	58,153	59,616	53,788
Memorandum ítems:subordinated liabilities	—	—	—
Financial liabilities at amortised cost	1,153,918	1,126,069	1,148,471
Memorandum ítems:subordinated liabilities	23,939	21,510	21,058
Hedging derivates	6,728	8,044	7,638
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	317	330	350
Liabilities under insurance or reinsurance contracts	936	1,117	1,693
Provisions	13,758	14,489	15,877
Pensions and other post-retirement obligations	5,465	6,345	6,830
Other long term employee benefits	1,525	1,686	1,497
Taxes and other legal contingencies	3,084	3,181	3,742
Contingent liabilities and commitments	855	617	645
Other provisions	2,829	2,660	3,163
Tax liabilities	7,659	7,592	8,863
Current tax liabilities	2,481	2,755	2,764
Deferred tax liabilities	5,178	4,837	6,099
Other liabilities	12,569	12,591	11,488
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,329,388	1,337,472	1,344,305

Equity
Shareholders’ equity	117,935	116,265	107,564
Capital	8,068	8,068	7,291
Called up paid capital	8,068	8,068	7,291
Unpaid capital which has been called up	—	—	—
Share premium	51,053	51,053	44,912
Equity instruments issued other than capital	542	525	—
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	542	525	—
Other equity	215	216	154
Accumulated retained earnings	56,967	53,437	53,556
Revaluation reserves	—	—	—
Other reserves	(1,552)	(1,602)	(1,062)
(-) Own shares	(61)	(22)	(28)
Profit attributable to shareholders of the parent	3,752	6,619	3,616
(-) Interim dividends	(1,049)	(2,029)	(875)
Other comprehensive income	(23,885)	(21,776)	(18,797)
Items not reclassified to profit or loss	(2,751)	(4,034)	(3,869)
Items that may be reclassified to profit or loss	(21,134)	(17,742)	(14,928)
Non-controlling interest	10,395	12,344	12,188
Other comprehensive income	(1,377)	(1,436)	(1,113)
Other elements	11,772	13,780	13,301
TOTAL EQUITY	104,445	106,833	100,955
TOTAL LIABILITIES AND EQUITY	1,433,833	1,444,305	1,445,260

MEMORANDUM ITEMS
Loans commitment granted	210,977	207,671	210,589
Financial guarantees granted	13,247	14,499	13,720
Other commitments granted	73,061	64,917	80,475

64         Financial Report 2018

JANUARY - JUNE

NOTE

i. Important information

In addition to the financial information prepared under International Financial Reporting Standards (“IFRS”), this report certain alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures (“Non-IFRS Measures”). The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please also see Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. (“Santander”) filed with the Spanish Securities Exchange Commission (the “CNMV”) on 28 June 2018 (the “Share Registration Document”) and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the “SEC”) on 28 March 2018 (the “Form 20-F”). These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Santander cautions that this financial report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F– under “Key Information-Risk Factors”- and in the Share Registration Document–under “Risk Factors”- could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this report should be construed as a profit forecast.

Financial Report 2018         65

JANUARY - JUNE

66         Financial Report 2018

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office:

Ciudad Grupo Santander

Avda. de Cantabria s/n

28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

25 July 2018 H1’18 Earnings Presentation Here to help you prosper

Important Information In addition to the financial information prepared under International Financial Reporting Standards this presentation certain alternative performance measures as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority on 5 October 2015 (ESMA/2015/1415en) as well as non-IFRS measures -IFRS . The APMs and Non-IFRS Measures are performance measures that have been calculated using the financial information from the Santander Group but that are not defined or detailed in the applicable financial information framework and therefore have neither been audited nor are capable of being completely audited. These APMs and Non-IFRS Measures are been used to allow for a better understanding of the financial performance of the Santander Group but should be considered only as additional information and in no case as a replacement of the financial information prepared under IFRS. Moreover, the way the Santander Group defines and calculates these APMs and Non-IFRS Measures may differ to the way these are calculated by other companies that use similar measures, and therefore they may not be comparable. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see Q2 2018 Financial Report, published as Relevant Fact on 25 July 2018, Section 26 of the Documento de Registro de Acciones for Banco Santander, S.A. filed with the Spanish Securities Exchange Commission (the on 28 June 2018 (the Registration and Item 3A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission of the United States of America (the on 28 March 2018 (the 20- . These documents are available on website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Santander cautions that this presentation contains statements that constitute -looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as VaR RoRAC RoRWA and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, industry, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. Numerous factors, including those reflected in the Form 20-F under Information-Risk—and in the Share Registration Document under—could affect the future results of Santander and could result in other results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. 2

Important Information Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. 3

Index 1. Group performance 2. Business areas performance 3. Concluding remarks 4. Appendix 5. Glossary 4

Group performance

H Our customer base continues to increase: Loyal +17% and Digital +23% YoY Commercial transformation Our digital transformation is increasing online banking accesses and the penetration of digital customers impacted by non-recurring items totalling EUR -300 mn1 Results and impacted by the annual Q2 SRF payment. profitability Excluding this effect, the like-for-+12% to EUR 4,052 mn (+25% in constant euros) We continued to generate capital organically in Q2: +18 bps Solvency & FL CET1 impacted in Q2 by SCUSA minority interests, HTC&S portfolio valuation and restructuring costs Profitability High profitability: 12.2% underlying RoTE Popular integration is on track. Legal integration and authorisation processes progressing 2018 Outlook USA accelerates turnaround in profitable growth On track to meet our 2018 targets (1) Charges related to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 mn), C.C. (EUR -40 mn) and Portugal (EUR 20 mn) 6

Our commercial and digital transformations are bearing fruit, which is reflected in our customer base and activity growth More loyal customers driven by commercial initiatives More digital customers Loyal customers Digital customers1 mn mn +23% +17% 28.3 19.1 23.0 16.3 Jun-17 Jun-18 Jun-17 Jun-18 (1) Every natural or legal person that, being part of a commercial bank, has logged in their personal area of internet banking or mobile phone (or both) in the last 30 days 7

% vs. EUR mn Constant Euros euros Net interest income 16,931 0 10 Higher customer revenue due to rise in loyal Net fees 5,889 2 13 customers, increased business volumes and margin management Customer revenues 22,820 0 10 ROF and other 1,342 2 14 Gross income 24,162 0 11 Higher costs due to commercial transformation Operating expenses -11,482 3 12 and digitalisation investments Net operating income 12,680 -2 10 Good credit quality evolution, with lower Net loan-loss provisions -4,297 -8 4 cost of credit and NPL ratio Other provisions -903 -44 -39 PBT 7,480 14 26 Underlying attrib. profit 4,052 12 25 Charges related to integrations (mainly restructuring costs), net Net capital gains and provisions -300 of tax impacts, in Spain (EUR -280 mn), Corporate Centre Attributable profit 3,752 4 16 (EUR -40 mn) and Portugal (EUR 20 mn) 8

Positive Q2 performance driven by customer revenue growth, cost control and Sustained QoQ evolution in core lines -recurring items and SRF Constant EUR mn Constant EUR mn +2% 8,559 Net interest 8,290 8,303 8,372 7,552 7,892 income Excluding SRF impact: 2,028 2,024 +2% +9% 1,883 2,972 Fee income Underlying profit 1,848 2,835 2,917 2,672 2,751 2,551 1,659 1,578 +1% 5,049 5,230 5,547 5,775 5,722 5,760 Costs Q1’17 Q2 Q3 Q4 Q1’18 Q2 -10% 2,258 Attributable profit 2,094 2,049 2,120 2,090 2,039 Non-recurring LLPs 1,659 1,578 1,368 1,471 2,028 1,724 items in Q2 Q1’17 Q2 Q3 Q4 Q1’18 Q2 EUR -300 mn Note: Contribution to the SRF (net of tax) recorded in -146 mn) and 9 (EUR -187 mn). Contribution to the DGF (net of tax) in -186 mn)

QoQ performance in most geographies Loan growth in 9 units Customer fund growth in 7 units Underlying profit growth in 8 units EUR bn and QoQ1 change in constant EUR EUR bn and QoQ1 change in constant EUR EUR mn and QoQ1 change in constant EUR 240 +1% 318 +2% 647 +3% 218 +1% 205 0% 372 +16% 94 +2% 106 +6% 346 +7% [+12%] 80 +4% 62 0% 325 -28% [-3%] 69 +3% 39 +5% 210 +64% 39 +3% 39 +4% 184 +6% 37 -1% 37 0% 158 +5% 29 +3% 34 +3% 103 -19% [-10%] 23 +5% 29 +6% 93 +49% 7 +29% 11 +16% 71 +22% Note: SRF contribution affecting Spain, SCF and Portugal. 10 Changes in brackets exclude SRF contribution

NII growth due to increased business volumes and margin management Organic growth + perimeter Lower rates Mature +6% +9% -12 bps H1’18 vs. H1’17 markets +5% Loans Customer funds NIM Net interest income +10% Organic growth Margin improvement Developing markets +40 bps +10% +18% +15% Loans Customer funds NIM Note: YoY change in constant euros. Average volumes. 11

Higher fee income driven by rise in loyal customers, increased activity and commercialisation of value added products and services Loyal customers growth Total fee income growth by geography1 Individuals (mn) Companies (k) Developing Mature +17% +19% markets markets 1,692 +10% 17.4 1,422 +16% 14.9 Jun-17 Jun-18 Jun-17 Jun-18 Activity growth1 Total fee income growth by segment1 CIB +4% Wealth Management mutual fund balances card turnover insurance premiums Retail +67% Banking +9% +17% +11% +10% (1) YoY change in constant euros. 12

We maintain a best in class cost to income ratio, absorbing integrations and higher costs due to commercial transformation and digitalisation investments Cost performance impacted by acquisitions We maintain a best in class cost to income ratio H1’18 vs. H1’17, % Nominal1 In real terms2 6.7 3.3 46.5% 47.4% 47.5% 7.9 3.9 3.6 2.1 34.1 -1.0 13.5 6.9 4.9 1.9 15.0 0.3 H1’17 2017 H1’18 -2.1 -4.5 Top 3 in customer satisfaction3 in 6 countries 31.9 -0.3 5.4 3.5 2.4 0.9 Note: Constant euros. (1) Spain and Portugal include Popular 13 (2) Excluding inflation and perimeter (3) Corporate benchmark of active customers’ experience and satisfaction

Continued credit quality improvement and real estate exposure reduction Cost of credit NPL and coverage ratios Real estate exposure1 EUR bn 10.1 5.0 Coverage ratio (%) 5.1 70 69 1.17% 68 66 65 0.99% Gross value Provisions Net value Jun-18 Jun-18 NPL ratio (%) Net value EUR bn Jun-18 5.37 Real estate assets 4.0 4.24 4.08 4.02 3.92 Foreclosed assets 2.8 H1’17 H1’18 Rental assets 1.2 Jun-17 Sep-17 Dec-17 Mar-18 Jun-18 RE non-performing loans (NPLs) 1.1 RE assets + RE non-performing loans 5.1 (1) Spain Real Estate Activity 14

In line to reach our capital targets Fully loaded CET1 evolution % +0.18—11.00 +0.09 10.84 10.80 10.89 -0.20 -0.18 Dec-17 Mar-183 Organic Perimeter Others2 SC USA Jun-183 WiZink Pro forma and restruct. minority costs1 interests Leverage ratio: 5.0% (1) TotalBank (+5 bps), restructuring costs (-5 bps) 15 (2) Mainly HTC&S (-12 bps) (3) Data calculated using the IFRS 9 transitional arrangements

Santander S.A. already complies with its MREL requirement (1) European peers who have published formal SRB requirements: Barclays, BBVA, HSBC (European RG), Lloyds, RBS, Standard Chartered and UniCredit. 16

Delivering on our commitments: positive performance of main ratios R 12.2 1.60 11.8 1.45 1.55 11.8 H1’17 H1’18 H1’17 H1’18 Underlying Total TNAV per share (EUR) +6% 4.10 excluding 0.232 0.235 4.06 FX impact 0.216 1 Jun-17 1, 2 Jun-18 H1’17 H1’18 (1) Restated to reflect the July 2017 capital increase 17 (2) Including capital increase in July 2017, EUR 4.18

Business areas performance

Business areas performance Group profit growth driven by most markets H 1 attributable profit in core markets Americas Europe EUR mn and % change v 51% 49% 1,324 28.0% 780 24.9% Other Latam, 2% 692 14.1% Argentina, 3% UK, 14% Chile, 6% 669 +6.6% 359 12.6% Spain; 335 53.7% 15% Brazil, 26% 308 +7.9% SCF, 13% 230 -2.5% Mexico, 156 +8.1% 7% USA, Portugal, 4% Poland, 7% 3% 137 +8.4% (1) Excluding Corporate Centre and Spain Real Estate Activity 19

Improving customer experience and satisfaction continue to be our top strategic priorities, leading to stronger profitability (RoTE 20%) Loans continued to grow, boosted by retail (+22%). Asset quality controlled at stable levels and cost of credit improvement Increased loyal and digital customers bolstered revenue: NII (higher volumes and spreads) and fee income (greater transactionality) Efficiency ratio remained on a positive trend with diligent cost control 20

P&L* Q2’18 % Q1’18 H1’18 % H1’17 NII 1,058 2.1 2,095 31.7 Fee income 671 -0.3 1,344 31.1 Gross income¹ 1,837 -11.0 3,900 29.4 Operating expenses -1,123 -1.9 -2,268 34.1 LLPs -196 -5.4 -402 30.8 PBT 432 -28.9 1,040 17.2 Underlying att. profit 325 -28.5 780 24.9 Net capital gains and provisions² -280 — -280 — Attributable profit 45 -90.0 500 -19.9 (*) EUR mn Q2 profit impacted by SRF contribution and restructuring costs. On the other hand, cost cutting and cost of credit improvement QoQ positive performance in NII ALCO NII was impacted by portfolio sales Activity growth3: >120k 1l2l3 Profesional accounts4. UPL new lending (+20% YoY) and SME new lending (+13% YoY) In volumes, quarterly trend positive. Hit YoY by portfolio sale to Blackstone and outflows from expensive deposits QoQ: loans increased boosted by UPLs, SMEs and corporates. Fund growth driven by demand deposits and mutual funds 21 (3) On a like-for-like basis (4) Current accounts opened in the 3 months since launch

Strong net growth in mortgages with a focus on customer service and retention QoQ profit growth: some easing on NII pressure from new mortgage margins, with higher fee income and lower costs and provisions impacted by ongoing revenue pressures and regulatory, strategic and digital transformation project costs Credit quality remains strong with low cost of credit and NPL ratios 22

Leadership in Europe with best-in-class profitability, boosted by higher NII, cost control and historically low NPLs and cost of credit Increased new lending across most geographies: auto loans (+14%) and credit cards (+12%) Main contribution to profit: Nordic countries (EUR 161 mn), Germany (EUR 147 mn) and Spain (EUR 125 mn) Germany commercial network integration on track as scheduled 23 Excluding Santander Consumer UK profit, which is recorded in Santander UK results. Including it, attributable profit: EUR 727 mn 376 mn

Good performance: larger customer base, higher profits and better credit quality Strategy focused on transformation of our retail banking business, digitalisation and attracting, engaging and retaining customers EUR Profit driven by good performance in NII, fee income and cost of credit. Double digit 359 mn; +13% growth in loans, maintaining solid credit quality ratios SHUSA passed the Fed stress tests, receiving non-objection to its Capital Plan, allowing it to increase dividend payments Strong increase in profit: cost of credit improvement, cost savings and increased leasing income EUR 335 mn; +54% Santander Bank: increasing profitability by improving NIM and efficiency ratio SC USA: higher profitability (RoTE 18%) due to lower costs and LLPs, which more than offset lower spreads Focus on customer satisfaction, loyalty and digital initiatives. Loan and customer fund growth accelerated Profit up driven by both retail and commercial revenues and lower cost of credit EUR 308 mn; +8% Note: Attributable profit. % change vs. . 24

Good performance: larger customer base, higher profits and better credit quality Largest1 privately owned bank after Popular acquisition Transformation process continues simplifying, improving efficiency and bringing the Bank closer to customers EUR 230 mn2; -2% PBT increased by improved efficiency (revenue growth outpaced cost growth). Profit affected by higher tax Loan growth continued across all key segments and products, accompanied by growth in demand deposits 156 Profit growth driven by customer revenue. QoQ favoured by seasonal collection of EUR mn; +8% dividends Macroeconomic scenario: agreement with the IMF allows Argentina to cover 80% gross financing needs for 2019 and stabilises FX market Strong increase in ARS balances. In addition, total volume growth boosted by US dollar denominated balances EUR 137 mn; +8% Profit boosted by customer revenue increase. Higher costs and LLPs partially affected by the ARS depreciation Note: Attributable profit. % change vs. 25 (1) In terms of domestic assets and loans (2) Underlying attributable profit

P&L* H1’18 H1’17 NII -457 -407 Higher loss in NII due to increased issuances (TLAC) Gains/Losses on FT 5 -200 Lower cost of hedging reflected in gains on financial transactions Operating expenses -243 -238 Operating expenses remained virtually unchanged as a result of the streamlining and simplification measures Provisions and other income -160 -100 Tax and minority interests -17 -13 Underlying att. profit -896 -1,031 Net capital gains and provisions -40 0 Restructuring costs Attributable profit -936 -1,031 (*) EUR mn 26

Concluding remarks

Concluding remarks We are on track to meet our 2018 targets 2017 H 2018 Targets Loyal customers (mn) 17.3 19.1 18.6 Digital customers (mn) 25.4 28.3 30 1 13% ~10% Fee income 13% CAGR 2015-18 0.99% 1.2% Cost of credit 1.07% 2015-18 average Cost-to-income 47.4% 47.5% 45-47% EPS 2 0.216 Double digit growth (EUR) 0.40 DPS (EUR)3 0.22 0.23 Yearly increase FL CET1 10.84% 10.80%4 >11% RoTE5 10.4% 11.8% >11.5% (1) % change in constant euros (2) Underlying EPS: EUR 0.235 (3) Total dividends charged to 2018 earnings are subject to the Board and AGM approval 28 (4) Data calculated using the IFRS 9 transitional arrangements (5) Underlying RoTE

Appendix

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 30

Appendix Overall increase in loans and customer funds, boosted by developing markets Loan portfolio Customer funds MATURE MARKETS DEVELOPING MARKETS MATURE MARKETS DEVELOPING MARKETS Jun-18 EUR bn YoY Chg. Jun-18 EUR bn YoY Chg. Jun-18 EUR bn YoY Chg. Jun-18 EUR bn YoY Chg. Other individuals, 10% Individuals demand deposits, 37% Home mortgages, 35% CIB, 9% CIB, 11% Loan portfolio Corporates, 12% Customer funds Corporates, 17% by businesses by businesses SMEs, 10% Individuals time deposits, 13% SMEs, 11% Consumer, 4% Consumer, 16% Individuals mutual funds, 15% Note: Loans excluding repos. Customer funds: deposits excluding repos + marketed mutual funds. % change in constant euros. 31

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 32

Strategy focused on transformation of our retail banking business, digitalisation and attracting, engaging and retaining customers Strong growth in loans, particularly in commercial and payrolls (+88 bps market share YoY), and in deposits (individuals and SMEs) Profit up driven by good performance in NII, fee income and provisions Solid credit quality ratios: stable NPL, high coverage (116%) and cost of credit improved to 2.8% 33

SHUSA passed the Fed stress tests, receiving non-objection to its Capital Plan, allowing the entity to increase dividend payments Santander Bank Santander Consumer USA Volume dynamics are improving in loans and deposits Strong increase in profit YoY and QoQ: cost showing a downward trend, better cost of credit and increased leasing income Santander Bank: increasing profitability by improving NIM and efficiency ratio SC USA: higher profitability (RoTE 18%) driven by lower costs and LLPs, which more than offset decrease in spreads 34 (1) Includes leasing

Largest privately owned bank in Chile by assets and customers Macro environment continues to improve Focus on customer satisfaction, loyalty and digital initiatives: Santander Life well accepted and new branch model openings Loan and customer fund growth accelerated Profit up driven by both retail and commercial revenues and lower cost of credit 35

P&L* Q2’18 % Q1’18 H1’18 % H1’17 NII 213 -3.8 435 25.0 Fee income 91 -6.5 189 8.4 Gross income¹ 346 1.5 688 20.9 Operating expenses -165 4.0 -323 15.0 LLPs 0 -95.5 -8—PBT 159 -4.2 325 16.1 Underlying att. profit 103 -18.8 230 -2.5 Net capital gains and provisions² 20 — 20 — Attributable profit 123 -3.0 250 6.0 (*) EUR mn SRF contribution of EUR 17 mn; (2) Provisions and restructuring costs associated with inorganic operations, net of tax impacts Largest3 privately owned bank after Popular acquisition Focus on continuing Popular integration and the transformation process, simplifying, improving efficiency and bringing the Bank closer to customers New lending market shares remain >20% for both corporates and mortgages PBT boosted by improved efficiency. Temporary high tax rate NII impacted by growth in deposits and lower revenue from ALCO, lower fee income from CIB and higher integration costs and tax charge 36 (3) In terms of domestic assets and loans

Loan growth continued across all key segments and products. Customer funds increased partly due to extra liquidity building ahead of DBP1 acquisition YoY profit growth driven by customer revenue favoured by seasonal collection of dividends and negatively impacted by staff costs under market pressure Strong credit quality in line with expectations: lower NPL ratio with the cost of credit impacted by portfolio sales in 2017 37 (1) DBP: Deutsche Bank Polska

Macroeconomic scenario: agreement with the IMF allows Argentina to cover 80% gross financing needs for 2019 and stabilises FX market Leading privately owned bank in Argentina by loans and deposits Strong increase in ARS balances (loans +41% and deposits +34%). In addition, total volume growth boosted by US dollar denominated balances QoQ: revenue up due to spreads management and cash deposit fees. Higher costs and LLPs partially affected by the ARS depreciation 38

Focusing on loyalty, transactions and target segments 39

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 40

Appendix Retail Banking P&L* Q2’18 % Q1’18 H1’18 % H1’17 NII 8,070 2.3 16,104 10.7 Fee income 2,259 1.8 4,543 10.0 748 Gross income 10,643 1.7 21,315 10.3 706 Operating expenses -4,858 1.0 -9,744 11.1 +1% +2% LLPs -1,911 -9.5 -4,072 8.6 QoQ QoQ PBT 3,497 8.7 6,782 23.2 Underlying att. profit 2,003 5.6 3,935 20.0 +1% +4% YoY Net capital gains and provisions¹ -260 -260 YoY Attributable profit 1,743 -8.0 3,675 12.0 Loans Funds (*) EUR mn and % change in constant euros (1) In Q2’18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain and Portugal Focus on three main priorities: customer loyalty, digital transformation and operational excellence New commercial initiatives and launch of several offers across multi-channel model Progress in achieving our targets. 19.1 million loyal customers (+17% from June-17) and 28.3 million digital customers (+23% from June-17) Profit boosted by perimeter effect after Popular acquisition and the strong performance in commercial revenue 41

Appendix Corporate & Investment Banking TOTAL 2,638 -3% 2,549 Capital & Other 272 -21% 215 Global Markets 880 -4% 846 Global Debt Customers Financing 673 +1% 682 -1% Global Transaction 813 Banking -1% 806 H1’17 H1’18 Leading positions in Latam and Europe, particularly in Export & Agency Finance, debt capital markets and structured financing Improving services to global and retail banking customers, adapting the offer of products to the digital transformation Attributable profit declined 4%. NII impacted by spreads and reduced volumes (selective growth and lower banking loan demand), lower gains on financial transactions and higher costs (transformation projects) Improved results of Global Transaction Banking and Global Debt Financing 42

Appendix Wealth Management Total Assets Under +4% 338 Management Funds and 209 +6% investments*—SAM 177 +6% - Private Banking 57 +7% Custody of customer 87 +2% funds Customer deposits 42 -1% Customer loans 13 +10% Total contribution1 of EUR 514 million (+12% ) New Global Division that includes the Private Banking and Santander Asset Management (SAM) businesses of the Group in more than 10 countries Both businesses continue to be a reference in private banking and asset management in Spain and Latin America Key initiatives: development of UHNW proposition, Private Banking digital platform, strengthening of the SAM product catalogue Growth in volumes and revenue. Fee income growth driven by higher volumes and greater customer loyalty 43 (1) Profit after tax + total fee income generated by this business.

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 44

Appendix position and optimise its cost of capital Key liquidity ratios Funding plan—issuances Jun-18 Jan-Jun 18 Net loan-to-deposit ratio (LTD): 111% Group issuances2 EUR 15 bn (~EUR 10 bn TLAC-eligible) Deposits + M/LT funding / net loans: 114% Main issuers Parent bank and UK Liquidity Coverage Ratio (LCR)1: 150% Main issuance currencies EUR, USD, GBP Comfortable liquidity position Focus on TLAC-eligible instruments, following (Group and subsidiaries) our decentralised liquidity and funding model (1) Provisional data (2) Parent Bank, UK, SCF and USA. 45 Excluding covered bonds and securitisations

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 46

NPL Ratio

Coverage ratio

Non-performing loans and loan-loss allowances. June 2018 Non-performing loans Loan-loss allowances 100%: EUR 36,654 million 100%: EUR 25,148 million Other, 6% Other, 4% USA, 6% USA, 15% Argentina, 1% Spain, 30% Spain, 43% Chile, 6% Argentina, 1% Mexico, 2% Chile, 5% Mexico, 4% Brazil, 11% SCF, 10% UK, 8% Brazil, 18% Poland, 3% SCF, 6% Portugal, UK, 4% Portugal, 8% Poland, 3% 6% Percentage over Group’s total 49

Cost of Credit

Appendix Loans and customer funds by units and by businesses Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 51

(*) Including: in charges Allfunds for capital integration gains, USA costs fiscal and equity reform, stakes goodwill and charges intangible and assets in the US, provisions for hurricanes, increased stake in Santander costs Consumer associated USAto and integrations other (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal

(*) Including: in Allfunds charges for capital integration gains, USA costs fiscal and equity reform, stakes goodwill and charges intangible and assets in the US, provisions for hurricanes, increased stake in Santander Consumer USA and other 53 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal

Spain EUR million (*) Including: costs

Santander Consumer Finance

Santander Consumer Finance (*) Including:

Poland EUR Million

Poland PLN million

Portugal EUR million

United Kingdom EUR million

United Kingdom GBP million

Brazil EUR million

Brazil EUR million

Mexico EUR million

Mexico MXN million

Chile EUR million

Chille CLP million

Argentina EUR million

Argentina ARS million

United States EUR million

United States USD million

Corporate Centre EUR million

Glossary

Glossary—Acronyms AFS: Available for sale RoRWA: Return on risk-weighted assets Bn: Billion RWA: Risk-weighted assets CET1: Common equity tier 1 ROF: Gains on financial transactions C&I: Commercial and Industrial RoTE: Return on tangible equity DGF: Deposit guarantee fund SCF: Santander Consumer Finance FL: Fully-loaded SC USA: Santander Consumer USA EPS: Earning per share SGCB: Santander Global Corporate Banking LTV: Loan to Value SMEs: Small and Medium Enterprises LLPs: Loan-loss provisions SRF: Single Resolution Fund MXN: Mexican Pesos ST: Short term NII: Net interest income SVR: Standard variable rate NIM: Net interest margin TNAV: Tangible net asset value NPL: Non-performing loans UF: Unidad de fomento (Chile) n.m.: Non meaningful YoY: PBT: Profit before tax UK: United Kingdom P&L: Profit and loss US: United States QoQ: Quarter on

Glossary definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income—intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of seven months from December to June. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the RoRWA is the consolidated annualised result (excluding non-recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR).

Thank you Our purpose is to help people and business prosper Our culture is based on believing that everything we do should be

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 26, 2018	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer